Bisha Polymetallic Operation, Eritrea, Africa
NI 43-101 Technical Report

Prepared for:
Nevsun Resources Ltd.

Authors:
Jay Melnyk, P.Eng., AGP Mining Consultants, Inc.
Michael Waldegger, P. Geo., AGP Mining Consultants, Inc.
Derek Kinakin, P. Geo., BGC Engineering, Inc.
Peter Munro, BAppSc., Mineralurgy Pty. Ltd.
David Thomas, P. Geo., AMEC Americas Ltd.

Prepared by:
AGP Mining Consultants Inc.
92 Caplan Ave., Ste. #246
Barrie, ON  L4N 0Z7
Tel/Fax:  416-239-6777

Effective Date:
May 31, 2012

Project Number:
11NEVS0200

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

IMPORTANT NOTICE

This report was prepared as a National Instrument 43-101 Technical Report for Nevsun Resources Ltd. (Nevsun) by AGP Mining Consultants Inc. (AGP) and AMEC Americas Limited (AMEC).  The quality of information, conclusions, and estimates contained herein is consistent with the level of effort involved in AGP’s and AMEC’s services, based on: i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this report.  This report is intended for use by Nevsun subject to the terms and conditions of its contracts with AGP and AMEC.  This contract permits Nevsun to file this report as a Technical Report with Canadian Securities Regulatory Authorities pursuant to National Instrument 43-101, Standards of Disclosure for Mineral Projects.  Except for the purposes legislated under provincial securities law, any other uses of this report by any third party is at that party’s sole risk.

TOC | ii
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Contents

ABBREVIATIONS AND UNITS OF MEASURE.	XI
1 SUMMARY.	1-1
1.1 Location and Access.	1-1
1.2 Mineral Tenure, Surface Rights, and Royalties.	1-1
1.3 Permits.	1-2
1.4 Environment	1-2
1.5 Geological Setting and Mineralization.	1-2
1.6 Drilling.	1-3
1.7 Sample Preparation, Analyses and Security.	1-4
1.8 Data Verification.	1-5
1.9 Mineral Resource Estimate.	1-5
1.9.1 Bisha Main Mineral Resource Estimate.	1-5
1.9.2 Harena Mineral Resource Estimate.	1-8
1.10 Mineral Processing and Metallurgical Testing.	1-11
1.11 Mineral Reserves Estimates.	1-13
1.12 Mine Plan.	1-15
1.13 Process.	1-17
1.14 Markets.	1-18
1.15 Capital and Operating Costs.	1-19
1.16 Financial Analysis.	1-19
1.17 Conclusions.	1-20
1.18 Recommendations.	1-20
2 INTRODUCTION.	2-1
2.1 Qualified Persons.	2-1
2.2 Site Visits and Scope of Personal Inspection.	2-1
2.3 Effective Dates.	2-1
2.4 Information Sources and References.	2-2
2.5 Previous Technical Reports.	2-2
3 RELIANCE ON OTHER EXPERTS.	3-1
3.1 Mineral Tenure.	3-1
3.2 Surface Rights.	3-1
3.3 Permitting.	3-1
3.4 Environmental Liabilities.	3-2
3.5 Social and Community Impacts.	3-2
4 PROPERTY DESCRIPTION AND LOCATION.	4-1
4.1 Property and Title in Eritrea.	4-2
4.2 Property Ownership.	4-3
4.3 Mineral Tenure.	4-4
4.4 Surface Rights.	4-6
4.5 Royalties and Encumbrances.	4-6
4.6 Property Agreements.	4-6
4.7 Permits.	4-7

TOC | iii
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

4.8 Environmental Liabilities.	4-7
4.9 Social License.	4-8
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY.	5-1
5.1 Accessibility.	5-1
5.2 Climate.	5-3
5.3 Physiography.	5-3
5.4 Local Resources and Infrastructure.	5-3
5.4.1 Local Resources.	5-3
5.4.2 Infrastructure.	5-4
5.4.3 Power.	5-5
5.4.4 Water.	5-5
5.4.5 Communications.	5-5
6 HISTORY.	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION.	7-1
7.1 Regional Geology.	7-1
7.2 Property Geology.	7-1
7.2.1 Stratigraphy.	7-4
7.2.2 Structure.	7-5
7.2.3 Metamorphism.	7-6
7.2.4 Alteration.	7-6
7.3 Deposits.	7-7
7.3.1 Bisha Main Zone.	7-7
7.3.2 Harena.	7-15
7.4 North West Zone Exploration Target	7-19
8 DEPOSIT TYPES.	8-1
9 EXPLORATION.	9-1
9.1 Grids and Surveys.	9-1
9.2 Geological Mapping.	9-1
9.3 Geochemical Sampling.	9-5
9.3.1 Stream Sediment Sampling.	9-5
9.3.2 Rock Chip Sampling.	9-5
9.3.3 Soil Geochemical Sampling.	9-6
9.3.4 Termite Mound Sampling.	9-7
9.3.5 Soil pH Geochemical Sampling.	9-8
9.3.6 Auger Geochemical Sampling.	9-8
9.4 Remote Sensing and Satellite Imagery.	9-8
9.5 Geophysics.	9-8
9.5.1 Ground Geophysics.	9-8
9.5.2 Aerial Geophysics.	9-11
9.6 Pits and Trenches.	9-11
9.7 Petrology, Mineralogy, and Research Studies.	9-0
9.8 Geotechnical and Hydrological Studies.	9-0
9.9 Exploration Potential	9-0

TOC | iv
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

10 DRILLING.	10-1
10.1 Drill Methods.	10-4
10.1.1 Core Drilling.	10-4
10.1.2 Reverse Circulation Drilling.	10-4
10.2 Geological Logging.	10-5
10.2.1 Core Logging.	10-5
10.2.2 Chip Logging.	10-5
10.3 Sample Recovery.	10-5
10.4 Sample Length and True Thickness.	10-6
10.5 Collar Surveys.	10-6
10.6 Downhole Surveys.	10-6
10.7 Hydrological Drilling.	10-6
10.8 Geotechnical Drilling.	10-7
10.9 Metallurgical Drilling.	10-7
10.10 Grade Control Drilling.	10-7
11 SAMPLE PREPARATION, ANALYSES AND SECURITY.	11-1
11.1 Sample Collection.	11-1
11.1.1 Geochemical Sampling.	11-1
11.1.2 Pit and Trench Sampling.	11-2
11.1.3 Core Sampling.	11-2
11.1.4 RC Sampling.	11-2
11.1.5 Grade Control Sampling.	11-3
11.1.6 Metallurgical Sampling.	11-3
11.1.7 Bulk Density Sampling.	11-3
11.2 Sample Preparation and Analysis.	11-4
11.2.1 Analytical and Test Laboratories.	11-4
11.2.2 Sample Preparation.	11-5
11.2.3 Sample Analysis.	11-8
11.3 Quality Assurance and Quality Control (QA/QC)	11-9
11.3.1 Nevsun QA/QC Protocols for Geochemical Sampling Programs, 1998-1999.	11-9
11.3.2 Nevsun QA/QC Protocols for Drill Programs, 2002-2005.	11-9
11.3.3 BMSC QA/QC Protocols for Geochemical Sampling Programs, 2006-2009.	11-11
11.3.4 BMSC QA/QC Protocols for Drill Programs, 2006-2010.	11-11
11.3.5 BMSC QA/QC Protocols for Drill Programs, 2011.	11-13
11.4 Databases.	11-14
11.5 Sample Security.	11-15
11.5.1 Chain-of-Custody.	11-15
11.5.2 Sample Storage.	11-15
12 DATA VERIFICATION.	12-1
12.1 AMEC, 2004-2005.	12-1
12.2 AMEC, 2006-2010 Harena.	12-2
12.3 AGP 2011.	12-3
13 MINERAL PROCESSING AND METALLURGICAL TESTING.	13-1
13.1 Metallurgical Test work.	13-1
13.1.1 Metallurgical Samples.	13-2
13.1.2 Composite Samples.	13-5

TOC | v
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

13.1.3 Grinding Test work.	13-6
13.2 Mineralogy.	13-7
13.2.1 2005 SGS Lakefield Test Program.	13-7
13.2.2 Cyanidation Test work.	13-9
13.3 Flotation Test work.	13-10
13.3.1 2005 SGS Lakefield Test Program.	13-10
14 MINERAL RESOURCE ESTIMATES.	14-1
14.1 Bisha Main Mineral Resource Estimate.	14-1
14.1.1 Basis of Resource Estimate.	14-1
14.1.2 Sample Database.	14-1
14.1.3 Domaining.	14-2
14.1.4 Data Analysis.	14-2
14.1.5 Bulk Density.	14-5
14.1.6 Compositing.	14-6
14.1.7 Grade Capping/Outlier Restrictions.	14-6
14.1.8 Variography.	14-7
14.1.9 Block Model Parameters.	14-7
14.1.10 Estimation/Interpolation Methods.	14-8
14.1.11 Block Model Validation.	14-11
14.1.12 Classification of Mineral Resources.	14-12
14.1.13 Reasonable Prospects of Economic Extraction.	14-12
14.1.14 Mineral Resource Statement	14-14
14.1.15 Factors that May Affect the Bisha Mineral Resource Estimate.	14-16
14.2 Harena Mineral Resource Estimate.	14-17
14.2.1 Key Assumptions/Basis of Estimate.	14-17
14.2.2 Geological Models.	14-17
14.2.3 Grade Capping/Outlier Restrictions.	14-18
14.2.4 Composites.	14-19
14.2.5 Exploratory Data Analysis.	14-20
14.2.6 Density Assignment	14-20
14.2.7 Variography.	14-20
14.2.8 Estimation/Interpolation Methods.	14-22
14.2.9 Block Model Validation.	14-23
14.2.10 Classification of Mineral Resources.	14-24
14.2.11 Reasonable Prospects of Economic Extraction.	14-24
14.2.12 Marginal Cut-off Grade Calculation.	14-25
14.2.13 Harena Mineral Resource Statement	14-26
14.2.14 Test Work Factors that may affect the Harena Mineral Resource Estimate.	14-29
14.3 North West Zone Exploration Target	14-29
15 MINERAL RESERVE ESTIMATES.	15-1
15.1 Key Assumptions/Basis of Estimate.	15-1
15.1.1 Pit Slopes.	15-1
15.1.2 NSR Calculations.	15-1
15.1.3 Operating Costs.	15-5
15.1.4 Pit Optimization and Pit Phase Design.	15-5
15.2 Dilution and Mining Losses.	15-5
15.3 Conversion Factors from Mineral Resources to Mineral Reserves.	15-6

TOC | vi
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

15.4 Mineral Reserves Statement	15-6
15.5 Factors that May Affect the Mineral Reserve Estimate.	15-7
16 MINING METHODS.	16-1
16.1 Geotechnical	16-1
16.1.1 Overview.	16-1
16.1.2 Main Zone.	16-1
16.1.3 Harena Zone.	16-4
16.2 Pit Design.	16-7
16.3 Cut-Off Grades.	16-9
16.4 Production/Throughput Rates.	16-10
16.5 Mine Plan.	16-1
16.6 Waste Rock Storage.	16-2
16.7 Blasting and Explosives.	16-4
16.8 Grade Control	16-4
16.9 Reconciliation.	16-5
16.10 Hydrogeology.	16-6
16.10.1 Pit Dewatering.	16-6
16.10.2 Run-off Water.	16-7
16.10.3 Fereketatet River Interception and Diversion.	16-7
16.11 Mining Equipment	16-7
17 RECOVERY METHODS.	17-1
17.1 Process Plant	17-1
17.2 Proposed Additional Processing Facilities.	17-2
18 PROJECT INFRASTRUCTURE.	18-1
19 MARKET STUDIES AND CONTRACTS.	19-1
19.1 Markets.	19-1
19.2 Commodity Price Projections.	19-2
19.3 Contracts.	19-3
20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT.	20-1
20.1 Environmental Regulatory Framework.	20-1
20.2 Baseline Studies.	20-2
20.3 Environmental Issues.	20-3
20.4 Closure Plan.	20-4
20.5 Permitting.	20-5
20.6 Considerations of Social and Community Impacts.	20-6
20.7 Discussion on Risks to Mineral Resources and Mineral Reserves.	20-7
21 CAPITAL AND OPERATING COSTS.	21-1
21.1 Capital Cost Estimates.	21-1
21.1.1 Introduction.	21-1
21.1.2 Process Capital Costs.	21-1
21.1.3 Mine Capital Costs.	21-2
21.1.4 Contingency.	21-2
21.1.5 Sustaining and Infrastructure Capital	21-2
21.2 Operating Cost Estimates.	21-3

TOC | vii
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

21.2.1 Basis of Estimate.	21-3
21.2.2 Mine Operating Costs.	21-3
21.2.3 Process Operating Costs.	21-3
21.2.4 G&A Operating Costs.	21-3
21.2.5 Owner (Corporate) Operating Costs.	21-4
21.2.6 Downstream Costs.	21-4
21.2.7 Operating Cost Summary.	21-4
22 ECONOMIC ANALYSIS.	22-1
22.1 Methodology Used.	22-1
22.2 Financial Model Parameters.	22-1
22.2.1 Mineral Reserves and Mine Life.	22-1
22.2.2 Metallurgical Recoveries.	22-1
22.2.3 Smelting and Refining Terms.	22-2
22.2.4 Metal Prices.	22-2
22.2.5 Operating Costs.	22-2
22.2.6 Capital Costs.	22-2
22.2.7 Royalties.	22-2
22.2.8 Working Capital	22-3
22.2.9 Taxes.	22-3
22.2.10 Closure Costs and Salvage Value	22-4
22.2.11 Financing	22-4
22.2.12 Inflation	22-4
22.3 Financial Results.	22-4
22.4 Sensitivity Analysis.	22-6
23 ADJACENT PROPERTIES.	23-1
24 OTHER RELEVANT DATA AND INFORMATION.	24-1
25 INTERPRETATION AND CONCLUSIONS.	25-1
26 RECOMMENDATIONS.	26-1
26.1 Geotechnical	26-1
26.2 Hydrogeology	26-2
26.3 Metallurgical	26-2
26.4 Mineral Resources	26-2
27 REFERENCES.	27-1
28 CERTIFICATES OF QUALIFIED PERSONS.	28-1
28.1 Jay Melnyk, P.Eng.	28-2
28.2 Michael Waldegger, P.Geo.	28-3
28.3 Derek Kinakin, P.Geo.	28-4
28.4 Peter Munro, BAppSc.	28-5
28.5 David Thomas, P.Geo.	28-6

TOC | viii
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

TABLES

Table 1-1: Bisha Main Mineral Resource Estimate, Effective Date: May 31, 2012.	1-6
Table 1-2: Harena- Mineral Resource Estimate (Effective Date 31 May 2012)	1-10
Table 1-3: Bisha Mineral Reserves Estimate (Combined Bisha & Harena), Effective Date: May 31, 2012.	1-14
Table 2-1: Dates of Site Visits and Areas of Responsibility.	2-1
Table 5-1: Distances by Road to the Property.	5-1
Table 6-1: Project to Date Gold Sales.	6-1
Table 9-1: Summary of Work Completed.	9-2
Table 10-1: Drill Hole Summary Table.	10-2
Table 11-1: Analytical and Test Laboratories for Drill Samples.	11-4
Table 11-2: Coarse Duplicate Analytical Precision, 2009 Drill Program.	11-12
Table 11-3: Coarse Duplicate Analytical Precision, 2010 Drill Program.	11-12
Table 13-1: Metallurgical Sample Drill Hole Locations.	13-3
Table 14-1: Median Bulk Density by Domain.	14-6
Table 14-2: High-Grade Restriction Thresholds.	14-7
Table 14-3: Search Orientation and Estimator by Sub-Domain.	14-10
Table 14-4: Search Ellipse Orientations.	14-11
Table 14-5: Resources Metal Prices.	14-13
Table 14-6: Bisha Main Mineral Resource Estimate (Effective Date May 31, 2012)	14-14
Table 14-7: Bisha Mineral Resource Sensitivity to Cut-off Changes within the Constraining Shell	14-15
Table 14-8 Estimation Domains.	14-18
Table 14-9: Cap Thresholds and Estimated Metal Removed.	14-19
Table 14-10: Grade Variogram Models.	14-21
Table 14-11: Grade Model Search Distances.	14-22
Table 14-12: Search Ellipse Orientations for Block Interpolation.	14-22
Table 14-13: Resources Metal Prices.	14-25
Table 14-14: Optimization Parameters for Resource Pit Shell	14-25
Table 14-15: Metallurgical Recoveries for NSR Calculation in Percent	14-26
Table 14-16: Harena Mineral Resource Estimate (Effective Date May 31, 2012)	14-26
Table 14-17: Harena Mineral Resource Sensitivity to Cut-off Changes within the Constraining Shell	14-28
Table 15-1: Reserves Metal Prices.	15-1
Table 15-2: Royalties.	15-2
Table 15-3: Oxide Parameters.	15-2
Table 15-4: Copper Concentrate Recoveries.	15-2
Table 15-5: Copper Concentrate Shipping and Smelting Terms.	15-3
Table 15-6: Zinc Concentrate Recoveries.	15-4
Table 15-7: Zinc Concentrate Shipping and Smelting Terms.	15-4
Table 15-8: Bisha and Harena Reserves Estimate (Effective Date: May 31, 2012)	15-6
Table 15-9: Approximate Grades at Cut-off by Zone.	15-7
Table 16-1: Bisha Main Zone Slope Designs.	16-4
Table 16-2: Harena Slope Designs - Primary Sulphide Mine Phase.	16-6
Table 16-3: Pit Phase Volumetrics.	16-11
Table 16-4: Summarized Mine Plan.	16-1
Table 16-5: Ore Mined - Resource Model vs. Ore Control	16-6
Table 16-6: Material Milled: Resource Model vs. Ore Control vs. Mill Received.	16-6
Table 16-7: Purchases Required for Additions and Replacements.	16-9
Table 17-1: Bisha Oxide Plant Performance.	17-1
Table 17-2: LOM Process Plant Throughput	17-4
Table 19-1: ICP Scan on Flotation Concentrates.	19-1
Table 21-1: Mining Replacement and Additions Cost (US$ '000s)	21-2
Table 22-1: Pre-Tax and Post-Tax Results, Financial Analysis.	22-4

TOC | ix
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 22-2: Cashflow Summary Table.	22-5
Table 22-3: Metal Price Ranges for Sensitivity Case (base case is highlighted)	22-6
Table 22-4: Net Future Cash Flows after Tax at Different Price Ranges.	22-7

FIGURES

Figure 4-1: Property Location Map.	4-1
Figure 4-2 Nevsun Property Ownership Diagram.	4-4
Figure 4-3: Location of the Bisha Mining Licences and the Mining Agreement Area.	4-5
Figure 5-1: Property Access and Site Layout	5-2
Figure 7-1: Geological Terrain Map of Eritrea.	7-2
Figure 7-2: Bisha Property Geology Map.	7-3
Figure 7-3: Bisha Property Stratigraphic Section.	7-4
Figure 7-4: Near-Surface Geology of Bisha Main Deposit based on Drill Sections.	7-8
Figure 7-5 Section 6050N Through Bisha Main Zone (Looking North)	7-12
Figure 7-6: Section 5800N through Bisha Main Zone (Looking North)	7-13
Figure 7-7 Section 5450N through Bisha Main Zone (Looking North)	7-14
Figure 7-8: 3-D View of the Harena Deposit Looking SE, Solid Models of Mineralization Types.	7-16
Figure 7-9: Harena Deposit Vertical Section Looking Northeast, Gold Grades.	7-17
Figure 7-10: Harena Deposit Vertical Section Looking Northeast, Zinc Grades.	7-18
Figure 7-11: Harena Deposit Vertical Section Looking Northeast Copper Grades.	7-19
Figure 7-12: Geological Cross-Section, NW Zone.	7-21
Figure 7-13: North West Zone, East-West Oriented Section 7 Looking North.	7-23
Figure 8-1: Kuroko-Style VMS Deposit Model	8-25
Figure 8-2: Kuroko Style VMS Grade and Tonnage Model	8-27
Figure 8-3: Bisha Bimodal Siliciclastic VMS Model Schematic.	8-27
Figure 9-1: 2010 Gravity Survey Results.	9-10
Figure 9-2: Map Showing Interpreted Location of Airborne Magnetic Anomalies.	9-12
Figure 10-1: Project Drill Hole Location Map.	10-3
Figure 13-1: Metallurgical Drill Hole Locations within Pit	13-4
Figure 14-1: Box and Whisker Plot of Cu% in Raw Assays By Domain.	14-3
Figure 14-2 Box and Whisker Plot of Sample Recovery By Domain.	14-4
Figure 16-1: Main Zone Domains and Geotechnical Units.	16-3
Figure 16-2: Harena Domains and Geotechnical Units.	16-6
Figure 16-3: Bisha Ultimate Pit Design.	16-8
Figure 16-4: Harena Ultimate Pit Design.	16-9
Figure 16-5: Bisha Site Layout	16-3
Figure 16-6: Harena Mine Site Layout	16-4
Figure 17-1: Oxide Ore Process Flowsheet	17-2
Figure 17-2: Supergene Flotation Flowsheet	17-4
Figure 22-1: Sensitivity Analysis.	22-6
Figure 22-2: Metal Price Sensitivity Analysis.	22-7

TOC | x
22/08/2012

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

GLOSSARY

Abbreviations and Units of Measure

Acid mine drainage.................................................................................................................... AMD
Annum (year).............................................................................................................................. a
Argon/Argon (Geological Dating Industry Standard)........................................................................ Ar/Ar
Average........................................................................................................................................ AV
Best value..................................................................................................................................... BV
Canadian Securities Administration................................................................................................ CSA
Centimetre................................................................................................................................... cm
Check Samples............................................................................................................................ CS
Coefficient of determination............................................................................................................ R2
Confidence interval....................................................................................................................... CI
Copper........................................................................................................................................ Cu
Cubic centimetre......................................................................................................................... cm3
Cubic feet per minute................................................................................................................... cfm
Cubic metre................................................................................................................................. m3
Day................................................................................................................................................ d
Days per week.............................................................................................................................. d/wk
Days per year (annum).................................................................................................................. d/a
Degree.......................................................................................................................................... °
Diameter...................................................................................................................................... ø
Dry metric tonne.......................................................................................................................... dmt
Elevation (metres) ..................................................................................................................... el
Environmental Impact Assessment.......................................................................................... EIA
Environmental Impact Declaration.......................................................................................... EID
Global positioning system.......................................................................................................... GPS
Gold............................................................................................................................................... Au
Gram............................................................................................................................................. g
Grams per tonne......................................................................................................................... g/t
Greater than................................................................................................................................ >
Hectare (10,000 m2)................................................................................................................... ha
Hour.............................................................................................................................................. h
Hours per day.............................................................................................................................. h/d
Hours per week.......................................................................................................................... h/wk
Hours per year............................................................................................................................ h/a
Inductively-coupled plasma (Chemical Analysis Instrument).............................................. ICP
Kilogram per year....................................................................................................................... kg/a

TOC | xi

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Kilogram....................................................................................................................................... kg
Kilograms per cubic metre........................................................................................................ kg/m3
Kilograms per hour..................................................................................................................... kg/h
Kilograms per square metre..................................................................................................... kg/m2
Kilometre..................................................................................................................................... km
Lead.............................................................................................................................................. Pb
Less than...................................................................................................................................... <
Litre............................................................................................................................................... L
Litres per minute........................................................................................................................ L/m
Mass spectrometer (Analysis Instrument).............................................................................. MS
Mass submerged in water......................................................................................................... Mw
Measure of acidity or alkalinity of a solution......................................................................... pH
Metre............................................................................................................................................ m
Metres above sea level ............................................................................................................ masl
Metres per minute..................................................................................................................... m/min
Metres per second..................................................................................................................... m/s
Micrometre (micron) 10-6m...................................................................................................... µm
Milliamperes................................................................................................................................ mA
Milligram...................................................................................................................................... mg
Milligrams per litre..................................................................................................................... mg/L
Millilitre........................................................................................................................................ mL
Millimetre.................................................................................................................................... mm
Million Dollars (US) .................................................................................................................... US$M
Million ounces............................................................................................................................. Moz
Million tonnes............................................................................................................................. Mt
Million........................................................................................................................................... M
Minute (plane angle).................................................................................................................. '
Minute (time).............................................................................................................................. min
Month........................................................................................................................................... mo
Net smelter return........................................................................................................................ NSR
Optical Emission Spectroscopy (Analysis Instrument).......................................................... OES
Ounce........................................................................................................................................... oz
Overall bias.................................................................................................................................. OABias
Parts per billion........................................................................................................................... ppb
Parts per million.......................................................................................................................... ppm
Percent......................................................................................................................................... %
Quality Assurance and Control................................................................................................. QA/QC
Reverse circulation.................................................................................................................... RC

TOC | xii

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Rock mass rating......................................................................................................................... RMR
Rock quality designator............................................................................................................. RQD
Second (plane angle)................................................................................................................. "
Second (time).............................................................................................................................. s
Seismic Magnitude..................................................................................................................... Ms
Silver............................................................................................................................................. Ag
Specific gravity............................................................................................................................ SG
Square centimetre..................................................................................................................... cm2
Square kilometre........................................................................................................................ km2
Square metre.............................................................................................................................. m2
Standard deviation..................................................................................................................... SD
Sulphur dioxide........................................................................................................................... SO2
Thousand tonnes........................................................................................................................ kt
Tonne (1,000 kg)......................................................................................................................... t
Underground............................................................................................................................... UG
Universal transverse Mercator (co-ordinate system) ......................................................... UTM
US dollar....................................................................................................................................... US$
X-Ray diffraction......................................................................................................................... XRD
Year (annum)............................................................................................................................... a
Zinc................................................................................................................................................ Zn

TOC | xiii

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

1	Summary

Nevsun Resources Ltd. (Nevsun, or the Company) retained AGP Mining Consultants Inc. (AGP) to update the Mineral Resources and Mineral Reserves for the Bisha Polymetallic Operation and to prepare an independent Qualified Person’s Technical Report (the Report) for the Bisha Property (the Property) located in Eritrea, Africa.

Nevsun holds a 60% interest in the Property, through a 60% interest in the Bisha Mining Share Company (BMSC). The Eritrean National Mining Corporation (ENAMCO) holds the remaining 40% interest. BMSC is the operator for the Bisha and Harena mining licences and the mining agreement area.

AGP understands that this Report will be used by Nevsun in support of the Nevsun press release dated 24 July 2012, entitled “Nevsun Announces Increased Base Metals Reserves”.

1.1	Location and Access

The Operation is located 150 km west of Asmara, 43 km southwest of the regional town of Akurdat, and 50 km north of Barentu, the regional, or Zone Administration Centre, of the Gash-Barka District, in Eritrea, East Africa.

Access to the Property is by paved road from Asmara to Akurdat, a distance by road of 181 km and then 52km from Akurdat via an all-weather unpaved road, which is currently being upgraded. The drive from Asmara to the Bisha camp (also referred to as Bisha Village) takes approximately 4 hours.

1.2	Mineral Tenure, Surface Rights, and Royalties

The Property comprises two mining licences covering an area of 24.0 km2, (16.5 km2 for Bisha Main and the North West (NW) Zone and 7.5 km2 for Harena) and a Mining Agreement Area covering an area of 39 km2. BMSC is the operator for all of the licenses.

Under the terms of the Mining Agreement, BMSC has the exclusive right of land use in the Mining License Area that is granted within the Mining Agreement Area. This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC.

Royalties payable include an Eritrean Government royalty of 5.0% of precious metal net smelter return (NSR) and 3.5% of base metal NSR.

Page | 1-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

BMSC has entered into an agreement to acquire the Mogoraib exploration license from Sanu Resources Ltd. (Sanu) (news release Aug 1, 2012). The Mogorarib exploration licence covers 97.4 km2. The Mogoraib acquisition has not closed at time of writing.

1.3	Permits

BMSC holds all the necessary permits to support a mining operation.

1.4	Environment

A Socio-Economic and Environmental Impact Assessment (SEIA) is conducted as part of the mine licencing process.  An SEIA report was completed in December 2006 and submitted to the Ministry. A Mining Licence for the Operation was issued on May 26, 2008.  Issuance of the licence is accepted by BMSC as SEIA approval by the Impact Review Committee, as required under the Eritrean Mining Regulations. The Harena SEIA Addendum was submitted December 2011 with mining license granted in July 2012. The SEIA Addendum is still under review with additional studies requested and under way.

1.5	Geological Setting and Mineralization

Mineralization found to date within the Project is typical of precious and base metal-rich volcanogenic massive sulphide (VMS) deposits.

Eritrea is divided into several north or northeast trending Proterozoic terranes, which are separated by major crustal sutures. The Nacfa Terrane comprises low-grade metamorphosed calc-alkaline volcanics and sediments, and hosts base metal mineralization in the region surrounding the city of Asmara, and in the Gash-Barka district, including the Bisha polymetallic mineralization.

The VMS deposits on the Property are hosted by a tightly and complexly folded, intensely foliated, bimodal sequence of generally weakly stratified, predominantly tuffaceous metavolcanic rocks. Felsic lithologies appear to directly host the mineralization, predominate overall, and form the hanging wall stratigraphy. A significant component of mafic metavolcanic rocks occurred in the more obviously bimodal footwall, which is exposed mainly to the east of the known mineralized zones.

The Bisha Main Zone deposit extends for over 1.2 km along a north-trending strike, and has been folded (and overturned, dipping to the west) into an antiform so that there are two western and one eastern lenses. The thickness of the lenses are variable from 0 m to 70 m. The primary sulphide zone is below the weathering zone. The massive sulphide lenses can locally exceed 70 m in true thickness and show typical copper-rich bases and zinc-rich tops.

Page | 1-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Deep weathering has affected Bisha Main Zone lenses that occur in low-lying areas by removing most of the sulphide and producing high-grade supergene blankets enriched in gold, copper, and lead in particular. The gossan zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite–hematite–jarosite gossan. The depth of oxidation appears to be on the order of 30 m to 35 m in outcrop areas, but is variable in sand-covered areas.

The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock. A horizon of extremely acid-leached material or “soap” has developed between the oxide and supergene/primary domains.

To the west of the massive sulphide lenses of the Bisha Main Zone, there is a zone of copper mineralization, the Hanging Wall Copper Zone, which is located in the structural hanging wall of the Bisha Main Zone. Due to folding deformation, the mineralization is located in the stratigraphic hanging wall to the massive sulphide lenses. The Hanging Wall Copper Zone is, largely restricted to the supergene horizon. The Hanging Wall Copper Zone has a north–northeast strike, and converges towards the Bisha Main Zone towards the north. The drill hole intercepts have down-hole thicknesses varying from 2.7 m to 63.5 m.

The Harena deposit has been traced over a strike length of 400 m, and is interpreted to be a northwest-dipping, tabular massive sulphide body, closed off by drilling to the northwest, but open to the southeast. Host rocks to the Harena deposit are a bimodal, hydrothermally-altered suite of basalts and rhyolite-dacite volcanics. Surficial weathering processes have produced three distinct zones of mineralization. These include a surface oxide/gossan overlaying a secondary supergene horizon, which grades into a primary massive sulphide horizon at depth. The gossanous horizon contains frequently anomalous levels of gold and silver. Oxide and sulphide mineralized zones are approximately 400 m in length and vary in thickness between 5 m and 15 m. The average grades of the oxides are 1.2 g/t gold, 14 g/t silver, 0.1% copper and 0.21% zinc, and the average grades of the massive and semi-massive sulphides are 0.84% copper, 0.41 g/t gold, 23 g/t silver, and 3.72% zinc.

Additional prospects are known within the Operation area; the most advanced is the North West (NW) Zone, located approximately 1.5 km north of the Bisha Main Zone.

1.6	Drilling

Drilling on the Operation has been undertaken in a number of core and one reverse circulation (RC) campaign from 2002 to 2012. Drilling comprised a total of 833 drill holes (127,014 m), of which 800 were core drill holes (124,917 m) and 33 were RC drill holes (2,097 m). Drill programs have been completed primarily by contract drill crews, supervised by Nevsun geological staff.

Page | 1-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Core was logged for geological and geotechnical parameters, and photographed. Drill collar locations have been verified by survey. Down-hole surveys were not performed for the first 20 drill holes on the Project; all subsequent drilling has been down-hole surveyed using acid tests, Sperry-Sun Single-Shot and Reflex instrumentation.

Core samples were between 1 m and 3 m in length. Average recoveries are 72% in the oxide, 63% in the acid, 92% in the supergene, and 98% in the primary domains.

Thirty-two diamond drill holes have been completed for geotechnical evaluations on the Bisha Deposit from 2005 to 2012. Four geotechnical diamond drill holes have been completed on the Harena deposit in 2012.

Thirty-two diamond drill holes have been completed for geotechnical evaluations on the Bisha Deposit from 2005 to 2012. Four diamond drill holes have been completed on the Harena deposit in 2012.

1.7	Sample Preparation, Analyses and Security

Sample analytical procedures that support the Mineral Resources and Mineral Reserves were performed by independent analytical laboratories without company involvement from 1998 to the present. Analytical laboratories used in the period 2002–2011 include Intertek Testing Services Bondar Clegg Laboratory, Genalysis Laboratory Services Pty Ltd., ALS Chemex Ltd., and ACME Laboratory. The laboratories are ISO-registered, are internationally recognized analytical facilities, and independent of BMSC. The run-of-mine laboratory was established by SGS Mineral Services, who trained BMSC staff as operators.

Sample preparation and analytical methods employed on the Project are in accordance with industry standards. Sample security was appropriate to the Project location.

Typically, drill programs included insertion of blank, duplicate and SRM samples. The QA/QC program results do not indicate any significant problems with the analytical programs that would preclude use of the data, therefore the analyses from the drill programs are suitable for inclusion in Mineral Resource and Mineral Reserve estimation.

1.8	Data Verification

Numerous data verification programs and audits have been performed over the Project history to verify that data collected were sufficiently reliable for the purposes of Mineral Resource and Mineral Reserve estimation. No significant errors or biases that would materially impact the Mineral Resource and Mineral Reserve estimates were identified in the data reviewed.

Page | 1-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The QP has independently verified a 5 - 10% selection of drill holes for cross checking the assay database with assay certificates provided directly by the lab. Only one sample error was observed. AGP is of the opinion that the database is sufficient for the purposes of Mineral Resource estimation.

1.9	Mineral Resource Estimate

Mineral resources at Bisha Main were estimated by Michael Waldegger of AGP and at Harena by David Thomas of AMEC. For the purpose of this report, they are reported separately below.

1.9.1	Bisha Main Mineral Resource Estimate

The Mineral Resource estimate was prepared by AGP. Mr Waldegger P.Geo. is the qualified person for the estimate.

The Project database has multiple data cut-off dates; Assays were cut-off on 14 February 2012 and bulk density determinations were cut-off on 21 May 2012. Assays (32,674 samples) from a total of 472 diamond drill holes, 33 RC drill holes, and 9 diamond drill holes that were pre-collared to some depth as RC drill holes, as well as 43,472 grade control samples from rip-lines support grade estimation at the Bisha Main Zone. Bulk density sample results from an additional 24 holes completed in 2012 were included in the bulk density dataset. Much of the massive sulphide mineralization at Bisha Main has been well defined by drilling patterns of 25 m spaced holes on sections spaced 12.5 or 25 m apart. This density decreases with depth on the deepest portions of the primary mineralization. The deposit remains open at depth in the south.

Geological interpretations were completed by AGP based on lithology and grade from drill holes and rip-line samples from the grade control program.

Assays were composited to 2.5 m down-hole lengths.  Correlograms were modelled where possible and block grade estimation was performed using ordinary kriging (OK) and inverse distance (ID).  A block size of 5 m x 5 m x 5 m was used.  To ensure local reproduction of composite grade trends, and to help control grade smearing, the resource model was interpolated by multiple passes of OK/ID within successively smaller search radii.  Search ellipse orientations were modified to account for changes in orientation of the mineralization. High grade search restrictions were applied to restrict the influence of outliers.

Mineral Resources were reported within a Lerchs–Grossmann optimized pit shell to assess reasonable prospects of economic extraction.

Page | 1-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Mineral Resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are inclusive of Mineral Reserves and include external dilution. The Mineral Resource estimate has an effective date of 31 May, 2012.

Table 1-1:     Bisha Main Mineral Resource Estimate, Effective Date: May 31, 2012

Zone							Contained Metal
	NSR Cut-Off	Tonnes	Cu	Zn	Au	Ag	Cu	Zn	Au	Ag
	($/t)	('000s)%		%	g/t	g/t	('000 lb)	('000 lbs)	('000 oz)	('000 oz)
Indicated
Oxide Phase	46.42	740	-	-	6.08	43	-	-	145	1,020
Supergene Phase	35.29	8,000	3.75		0.72	28	661,390	-	185	7,200
Primary Phase	35.29	21,150	0.96	6.47	0.71	47	447,630	3,016,810	483	31,960
Total	-	-	-	-	-	-	1,109,020	3,016,810	813	40,180
Inferred
Oxide Phase	46.42	330	-	-	5.31	111	-	-	56	1,180
Supergene Phase	35.29	300	1.73		0.19	5	11,440	-	2	50
Primary Phase	35.29	1,000	1.06	9.58	0.76	59	23,370	211,200	24	1,900
Total	-	-	-	-	-	-	34,810	211,200	82	3,130

The following notes should be read in conjunction with Table 1‑1 above:

(1) Domains were modeled in 3D to separate oxide, supergene and primary massive sulphide rock types from surrounding waste rock. The domains conformed to lithological contacts logged in diamond drill core and reverse circulation chips. Sub-domaining was further warranted to separate different grade populations within domains. The mined out portion of the oxide domain was also modeled, using an extensive grade control dataset.

(2) Raw drill hole assays were composited to 2.5m lengths interrupted by domain boundaries.

(3) Block grades for copper, zinc, gold and silver, as well as lead and arsenic were estimated from the composites using a combination of ordinary kriging (OK) and inverse distance weighted to the second power (ID2) into 5 x 5 x 5m blocks coded by domain. Blocks in the Oxide domain were estimated using grade control sample dataset as well as the drill hole dataset. All other domains used only the drill hole dataset.

(4) Restrictive search distances were applied to high grade composites in order to limit their range of influence on block grade without entirely ignoring their high value.

(5) Dry bulk density was estimated using ID2 from drill core samples collected throughout the deposit. The density of the Oxide domain was estimated from hand samples collected from within the open pit as well as from drill core samples.

Page | 1-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

(6) Blocks were classified as indicated or inferred in accordance with CIM Definition Standards.

(7) NSR was estimated using diluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs.

- Grades were diluted to a 5 x 5 x 5m block.

- Metal prices used for copper, zinc, gold and silver were $3.30/lb, $1.05/lb, $1350/oz and $26/oz respectively.

- Metallurgical recoveries, supported by metallurgical test work were applied as follows:

a. Oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively, based on actual production. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral resources.

b. Supergene zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as most of the supergene zone will be processed prior to start-up of the zinc flotation plant.

c. Hanging Wall Cu zone (included in the supergene zone total): recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a metallurgical recovery as most of this zone will be processed prior to start-up of the zinc flotation plant.

d. Primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively. Due to uncertainty whether candidate smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.

(8) A Lerchs-Grossman pit shell was generated from the NSR and using mining costs of $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevation of 540 m. The total ore based costs (process, G&A and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary rock types. Overall pit slopes used in the pit optimization varied from 34.5º to 44º.

(9) Mineral resources were reported within the Lerchs-Grossman pit shell above an NSR cut-off equivalent to the total ore based costs stated above. The contained metal figures shown are in situ. No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.

(10) The Bisha Indicated Mineral Resources for oxide material are inclusive of 284 kt at 4.69 g/t Au in stockpile as of 31 May 2012.

Page | 1-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

(11) AGP undertook data verification, and reviewed Bisha’s quality assurance and quality control programs on the mineral resource data. AGP concluded that the collar, survey, assay and lithology data were adequate to support mineral resources estimation.

1.9.2	Harena Mineral Resource Estimate

AMEC has prepared a resource estimate for the Harena deposit based on drilling information and geological interpretation provided by BMSC. The resource model considers 68 drill holes and is the first resource estimate for the deposit. Much of the massive sulphide mineralization at Harena has been defined by drilling patterns of 50 m spaced holes on sections spaced 50 m apart. This density decreases with depth on the deepest portions of the primary mineralization. The oxide and supergene mineralization has been well defined by drilling patterns of 25 m spaced holes on sections spaced 12.5 m or 25 m apart.

Resources are categorized and tabulated within a constraining economic resource pit shell based on costs and prices evaluated by AMEC and agreed upon by BMSC.

Geological interpretations were completed by Nevsun based on lithological, mineralogical and alteration features logged in drill core, and were digitized by Nevsun to form three-dimensional solids. Nevsun provided AMEC with solids representing the massive sulphide, the supergene and oxide mineralization zones. To ensure local reproduction of composite grade trends, and to help control grade smearing, AMEC created probabilistic grade shells within the oxide and primary mineralization solids. The probabilistic grade shells were validated using nearest neighbour (NN) models of the grade indicators.

Data were composited to 3 m down-hole lengths. Capping was applied to restrict outlier grades. Correlograms were computed to assess appropriate distances for search ellipsoid radii.

A block size of 5 m x 3 m x 3 m was used. Estimation was performed using ordinary kriging (OK) and inverse distance weighting to the power of three (IDW). The resource model was interpolated in three passes using successively larger search radii.

Search ellipses and variograms were re-oriented to account for large scale changes in trend and dip of the oxide, supergene and primary zones.

For passes one and two, a minimum of three and a maximum of 8 composites were used for gold grade interpolation in the oxide zone. Passes one and two used a minimum of three and maximum of 12 composites for all other grade variables. For the third pass, a minimum of 1 and maximum of 8 composites were used for gold grade interpolation in the oxides. The third pass used a minimum of 1 and maximum of 12 composites for all other grade variables. A maximum of two composites were allowed per drill hole to ensure that multiple holes would contribute to block values.

Page | 1-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

AMEC used 51 specific gravity determinations from primary samples (3 outliers were removed from the measurements) to calculate a multiple linear regression formula with copper, zinc, iron, sulphur and barium grades. AMEC used the following formula to calculate SG values for each block within the primary and supergene mineralized zones:

SG = 2.7819 + (Cu x -0.0702) + (Pb x 0.1302) + (Zn x 0.0209) + (Ba x -0.0001429) + (S x 0.0258) + (Fe x 0.0166)

A total of 13 specific gravity determinations were used to assign a constant value of 2.51 g/cm3 to all oxide material. The determinations were performed using an immersion technique to measure the weight of each sample in air and in water. There are insufficient density determinations to allow a robust estimate of the average density of the oxide material. AMEC has considered the lack of density data during resource classification.

Mineral Resources were confined within a Lerchs–Grossmann optimized pit shell to assess reasonable prospects of economic extraction.

Mineral Resources are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2010). The Mineral Resources do not include external dilution. The Mineral Resource estimate has an effective date of May 18, 2011. David Thomas, P.Geo, an AMEC employee is the Qualified Person (QP) for the estimate.

The classified Harena Mineral Resource estimate is summarized in Table 1-2.

AMEC used the following criteria to pre-classify blocks into categories:

Oxide Zones

Indicated mineral resources: samples from a minimum of two drill holes within a 38.5 m distance from a block centroid.

Blocks within the Supergene Zone were not classified due to uncertainty in metallurgical recoveries and the thin discontinuous nature of the mineralization.

Primary Zone

Indicated mineral resources: samples from a minimum of two drill holes within a 55 m distance from a block centroid.

Page | 1-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Blocks that were not classified in the Indicated category, but falling within the solid models of mineralization were classified as Inferred. The mineralization solids represent the limit at which grade continuity can be reasonably assumed. Remaining blocks were not classified. A semi-automated process was used to smooth the initial classification and avoid islands or isolated blocks of different categories.

Reasonable prospects of economic extraction were assessed by applying preliminary economic constraints within an open pit shell. Mining and process costs, as well as process recoveries were defined from actual operating costs from the Bisha Main deposit

AMEC defined marginal net smelter return cut-off values of 48.92 $/t and 37.79 $/t for reporting oxide and primary mineral resources respectively. The marginal cut-offs are based on process, G&A and stockpile re-handle costs evaluated during 2012 for the Bisha Main deposit.  An additional ore-based mining cost of 2.50 $/t was used to account for the cost of trucking the material to the processing plant at the Bisha mine.

Due to the lack of density determinations and comprehensive metallurgical testwork on the mineralization at Harena, no Measured mineral resources have been reported.

Table 1-2: Harena– Mineral Resource Estimate (Effective Date 31 May 2012)

	Zone	NSR Cut-Off ($/t)						Contained Metal
			Tonnes ('000s)	Cu %	Zn %	Au g/t	Ag g/t	Cu ('000 lb)	Zn ('000 lb)	Au ('000 oz)	Ag ('000 oz)
Indicated
	Oxide Phase	48.92	220			3.79		-	-	27	-
	Primary Phase	37.79	1,850	0.65	3.90	0.56	23	26,510	159,060	33	1,370
	Sub-Total Indicated							26,510	159,060	60	1,370
Inferred
	Oxide Phase	48.92	40			4.49		-	-	6	-
	Primary Phase	37.79	370	0.74	4.06	0.79	32	6,040	33,120	9	380
	Sub-Total Inferred							6,040	33,120	15	380

The following notes should be read in conjunction with Table 1‑2 above:

(1)	AMEC undertook data verification, and reviewed Bisha’s quality assurance and quality control programs on the mineral resources data. AMEC concluded that the collar, survey, assay, and lithology data were adequate to support mineral resources estimation.

(2)

Domains were modelled in 3D to separate oxide, supergene and primary massive sulphide rock types from surrounding waste rock. The domains conformed to lithological contacts logged in diamond drill core. Sub-domaining was further warranted to separate different grade populations and zones with differing strike and dip orientation within domains.

Page | 1-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

(3)	Raw drill hole assays were composited to 3 m lengths broken at domain boundaries.

(4)	High grade assays were capped prior to compositing. Capping thresholds were assessed within each domain independently.

(5)

Block grades for copper, zinc, gold, and silver and lead were estimated from the composites using a combination of ordinary kriging (OK) and inverse distance weighted to the third power (ID3) into 5 x 5 x 3 m blocks coded by domain. Grade estimation used only the exploration drill core dataset as the grade control drilling data was not available at the time of mineral resources estimation.

(6)

The density of the Oxide domain was assigned from the length-weighted mean of core samples collected from drill holes. Dry bulk density of the primary sulphide was estimated by a regression of block grade estimates. The regression was derived from assays of sulphur, barium, iron, copper, zinc, and lead.

(7)	AMEC reviewed the grade control drill hole data. The results generally support the grades intercepted in the exploration core drilling.

(8)	Blocks were classified as indicated and inferred in accordance with CIM Definition Standards.

(9)	NSR was estimated using undiluted grades, metal prices, recoveries and appropriate smelter terms and downstream costs.

-	Metal Prices used for copper, zinc, gold and silver were $3.30/lb, $1.05/lb, $1350/oz, and $26/oz respectively.

-	Metallurgical recoveries, supported by metallurgical test work were applied as follows:

(a)	Oxide zone: a recovery of 75% was applied for gold. No metallurgical test work was completed to support a recovery for silver. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral resources.

(b)	Supergene zone: No recoveries were assigned as preliminary metallurgical test work was considered insufficient to support classification of the material as part of the mineral resources. With further metallurgical test work, the potential exists to add this 100 to 150 kt of material to the mineral resources.

(c)	Primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold, and silver respectively. Recoveries to zinc concentrate of 72%, was applied for zinc.

(10)

A Lerchs-Grossman pit shell was generated from the NSR and using mining costs of $2.08/t. Ore based costs include $2.50/t for overland ore haulage. The total ore based costs (process, G&A and stockpile re-handle) are $48.92/t for oxide, and $37.79/t for the primary rock type. Overall pit slopes used in the pit optimization varied from 29° to 35.5°.

(11)

Mineral Resources were reported within the Lerchs-Grossman pit shell above an NSR cut-off equivalent to the total ore based costs stated above. The contained metal figures shown are in situ. No assurance can be given that the estimated quantities will be produced. All figures have been rounded to reflect accuracy and to comply with securities regulatory requirements. Summations within the tables may not agree due to rounding.

Page | 1-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

1.10	Mineral Processing and Metallurgical Testing

In 2005, metallurgical test work was done at SGS Lakefield in Canada for feasibility studies for the oxide, supergene and primary mineralization material types. The results of this work were used for the design of the current 2 million tonne per annum (Mt/a) design capacity process plant at Bisha treating oxide ore by cyanide leaching producing doré bullion. This plant achieved commercial production in February 2011. SGS Lakefield’s work on the Bisha supergene copper and primary copper-zinc mineralization included quantitative mineralogical examination together with bench scale test work on comminution and flotation.  The main issue in processing the Bisha supergene copper mineralization was the high pyrite:copper sulphide ratio in the feed with sulphide mineral liberation being acceptably liberated. Flotation tests showed that the copper concentrate with a grade around 30% Cu could be made at a recovery of 88%. Mineral liberation of the primary copper-zinc mineralization was very high for a volcanogenic massive sulphide deposit at a modest grind of 80% -75 µm with the expectation of making relatively clean copper and zinc concentrates at high metals recoveries; this was supported by the flotation test work.  Based upon the samples tested this work demonstrated that conventional grinding and flotation technologies could be used to treat the supergene copper and primary copper-zinc mineralization to produce copper concentrate at 25% Cu copper and zinc concentrate at 55% Zn at high metals recoveries.

The prime aim of work done from 2010 to mid-2012 by three metallurgical testing laboratories Maelgwyn Mineral Services Africa, Mintek and SGS South Africa, all in South Africa has been both to confirm the results of the 2005 SGS Lakefield work on Bisha supergene copper mineralization and produce process design data. The latter were required by the engineering company SENET of South Africa who are building the flotation section and ancillary facilities at Bisha for the treatment of supergene copper mineralization. This is planned to commence copper concentrate production by mid-2013. No unforseen issues have arisen from this work with the main “outcome driver” of metallurgical performance being the separation of copper sulphide minerals from the pyrite. Additional quantitative mineralogy work has been done to support the metallurgical test work.

Additional comminution, cyanidation and flotation work has been done in 2012 on samples from the Harena deposit by SGS South Africa and Maelgwyn Mineral Services Africa. SGS South Africa supports the amenability of the oxide mineralization at Harena to treatment by cyanidation albeit with some indications of preg-robbing behaviour. However, this should be countered by standard operating practices. Maelgwyn Mineral Services Africa demonstrated that Harena primary copper-zinc mineralization could be treated by flotation to produce saleable copper and zinc concentrates though with somewhat lower zinc concentrate grade and zinc recovery compared with Bisha primary copper-zinc mineralization.

Page | 1-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

A limited number of observations during test work on Bisha supergene mineralization at Maelgwyn indicated the presence of minor amounts of enargite/tennantite and arsenopyrite which could result in higher arsenic levels in the concentrate than previously observed. While arsenopyrite can be expected to follow pyrite and not report to the supergene copper concentrate, under normal conditions for the recovery of copper sulphide minerals enargite/tennantite will report to the copper concentrate. Since insufficient information was available to quantify the spatial limits of the enargite/tennantite at the time of report writing, the conservative approach of assumed homogeneity throughout the supergene zone was taken. Assuming 75% of the arsenic is contained in enargite/tennantite with the remainder in arsenopyrite, an arsenic recovery to copper concentrate of 67.5% was estimated. Further test work is ongoing to better quantify and delineate the enargite/tennantite and arsenopyrite within the supergene zone. Blending should allow the supergene copper concentrate to be kept below the 0.5% As limit required for copper concentrate sold to most custom smelters.

It is the QPs’ opinion that the metallurgical test work completed to date on the Bisha Main operation has been appropriate to establish reasonable processing routes for the different mineralization styles in the various deposits, to a level sufficient to support Mineral Reserves declaration:

Sample test work has been based on mineralization that is typical of the various mineralization types currently interpeted in the deposits.

  Recoveries used in the current mineral resource and mineral reserve estimations are consistent with metallurgical test work on the various mineralization types. Realistic values were used to estimate metal recoveries where there are limited test work data.

  The plant modifications currently under construction for the treatment of Bisha Main supergene mineralization and the associated metals recovery factors are considered appropriate to support mineral resource and mineral reserve estimation.

Locked cycle flotation test work has been done to support the design of the supergene flotation circuit and estimation of associated metals recovery factors.

Additional batch and locked cycle flotation test work is recommended to support the future design of the primary ore flotation circuit and support associated metals recovery factors.

  It is recommended that further investigation be done into the effects of oxidation on supergene and primary flotation performance recognizing that this issue is common to other volcanogenic massive sulphide deposits.

Page | 1-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA
1.11	Mineral Reserves Estimates

The Proven and Probable Mineral Reserves at the Operation have been classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Reserves are defined within a mine plan, with open pit phase designs guided by Lerchs–Grossmann optimized pit shells, generated using metal prices for copper, zinc, gold and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively. The NSR Cut-Offs ($US/t) are: Oxide Phase $46.42 for Bisha and $48.92 for Harena; Supergene Phase $35.29 for Bisha; and Primary Phase $35.29 for Bisha and $37.79 for Harena. The summary of the Mineral Reserves are shown in Table 1‑3.

Bisha Mineral Reserves Estimate (Combined Bisha Main & Harena), Effective Date: May 31, 2012

Zone	Tonnes (‘000s)					Contained Metal
		Cu %	Zn %	Au g/t	Ag g/t	Cu ('000s lb)	Zn ('000s lb)	Au ('000s oz)	Ag ('000s oz)
Bisha Probable Mineral Reserve Estimate
Oxide Phase	720			6.18	44	-	-	143	1,020
Supergene Phase	6,420	4.09		0.67	28	578,880	-	138	5,780
Primary Phase	17,660	1.13	6.54	0.73	49	439,950	2,546,260	414	27,820
Total						1,018,830	2,546,260	695	34,620
Harena Probable Mineral Reserve Estimate
Oxide Phase	180	-	-	4.21	-	-	-	24	-
Primary Phase	1,530	0.64	3.95	0.55	23	21,590	133,240	27	1,130
Total						21,590	133,240	51	1,130
Combined Bisha and Harena Probable Mineral Reserve Estimate
Oxide Phase	900	-	-	5.79	35	-	-	167	1,020
Supergene Phase	6,420	4.09	-	0.67	28	578,880	-	138	5,780
Primary Phase	19,190	1.09	6.33	0.72	47	461,540	2,679,500	441	28,950
Total						1,040,420	2,679,500	746	35,750

The following notes should be read in conjunction with Table 1‑3 above:

(1) NSR Cut-Off ($US/t): Oxide Phase $46.42 for Bisha and $48.92 for Harena; Supergene Phase $35.29 for Bisha; and Primary Phase $35.29 for Bisha and $37.79 for Harena. Mineral reserves are defined within a mine plan, with pit phase designs guided by Lerchs– Grossmann (LG) pit shells and generated using metal prices for copper, zinc, gold and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively. The mining cost was $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 meters above mean sea level and 600 meters above mean sea level for Bisha and Harena respectively. The total ore based costs (process, G&A and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary ores. Harena ore based costs include an additional $2.50/t overland ore haulage cost. Overall pit slopes varied from 34.5º to 44º for Bisha and from 29º to 35.5º for Harena.

Page | 1-14

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

(2) Economic values for the multi-metal, multi-zone deposits were modeled using Net Smelter Return values. For each block, NSR values were calculated using diluted indicated grades, metal prices, recoveries and appropriate smelter terms and downstream costs. Metallurgical recoveries, supported by metallurgical test work, were applied as follows:

a. Bisha oxide zone: recoveries of 88% and 22% were applied for gold and silver respectively, based on actual production. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral reserves.

b. Harena oxide zone: a recovery of 75% was applied for gold. Test work was not performed to support a silver recovery. Copper and zinc are not recovered during the oxide phase and therefore are not considered a part of the oxide mineral reserves.

c. Bisha supergene zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a recovery as most of the supergene zone will be processed prior to start-up of the zinc flotation plant. An arsenic recovery of 67.5% was applied for smelter penalty inclusion in the NSR calculation and cash flow analysis.

d. Bisha Hanging Wall copper zone: recoveries of 88%, 56%, and 54% were applied for copper, gold and silver respectively. Zinc has not been assigned a metallurgical recovery as most of this zone will be processed prior to start-up of the zinc flotation plant.

e. Bisha primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. Recoveries to zinc concentrate of 83.5%, 9% and 20% were applied for zinc, gold and silver respectively. Due to uncertainty whether candidate zinc smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.

f. Harena primary zone: recoveries to copper concentrate of 85%, 36%, and 29%, were applied for copper, gold and silver respectively. A zinc recovery of 72% to zinc concentrate was applied. Gold and silver recoveries to zinc concentrate were not available at the time of analysis.

(3) Mineral reserves are reported within the Bisha and Harena ultimate pit designs, using the NSR block grade, where the marginal cut-off is the total ore based cost stated above. Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places.

(4) Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

(5) Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

(6) The life of mine strip ratios for Bisha and Harena are 6.5:1 and 10.2:1 respectively.

Page | 1-15

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

(7) The Bisha probable mineral reserves for oxide material are inclusive of 284 kt at 4.69 g/t Au in stockpile as of 31 May 2012.

1.12	Mine Plan

The Bisha Main and Harena deposits will be mined by conventional open pit mining methods. The Bisha Main pit consists of nine individual pit phases, where the first three phases targeted Oxide production, the second three will target Supergene production and the final three phases will target Primary production. The oxide pit phases are currently providing mill feed to the plant, and Phases 5 and 6 are currently being stripped to prepare for Supergene production.

The Harena pit features two pit phases, one targeting oxide production and the final phase targeting Primary production. At the time of writing, road access to Harena is complete and pioneering of the initial benches of the oxide phase is underway.

Drilling and blasting will be performed on 5 m benches, with loading carried out on 2.5 m flitches to minimize dilution and mining loss. The mine is scheduled to work 360 days/annum, with five days allowed for delays due to weather disruptions. The plant is scheduled to operate 365 days/annum.

Over the remaining life of the mine, it is expected that 160 Mt of waste rock will be produced from the Bisha Main pit and placed in two waste rock storage facilities (WRFs) to the east and southeast of the open pit, plus a small backfill dump located in the north end of the ultimate pit. It is also expected that 17 Mt of waste rock will be produced from the Harena Pit and placed in two WRFs to the east and southeast of the open pit.

The original ore control strategy was to delineate ore and waste using RC holes piercing multiple benches, using an RC drill. Due to poor ground conditions in the oxide material, this plan was abandoned early in the mine life. In most areas, reliable blasthole samples cannot be obtained either. To mitigate for these conditions, a rip line sampling procedure was implemented. AGP have reviewed the rip line sampling approach at Bisha and consider it to be the best available sampling method for the poor ground conditions where RC and blasthole sampling is not possible. BMSC is preparing to revert back to RC drilling for the Supergene phase when ground conditions are expected to improve significantly.

AGP has performed a high-level reconciliation of the AGP June 2012 mineral resource model, comparing it to BMSC provided ore control and mill reporting year to date through July 2012 for oxide mining. The oxide portion of the resource model has significantly under predicted tonnes and grade compared to the ore control estimates and the reconciled mill reporting. The discrepancy is primarily due to comtained metal gains in the Acid zone where diamond drill input data was lacking due to very poor core recovery. Mining of the Acid zone is expected to be complete in October 2012.

AGP cautions that grades in the oxides are difficult to predict and localized changes can occur rapidly. Although current ore control is showing high grades in shot muck inventory, there is localized uncertainty regarding the depth to the supergene contact which represents the base of the Acid zone. AGP does not expect as much variability in the supergene as drill core recoveries are significantly better, however localized variability may exist with respect to both in-situ grades and metallurgical response.

Page | 1-16

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The processing of oxide ore is expected to be complete at the end of Q1 2013. During the transition from oxide processing to the commissioning of the supergene plant in Q2 2013, the process department at the mine will decommission the gold plant and become involved in sulphide plant commissioning and training. During this same transition period, the mining department will continue mining activities. Supergene material is processed alone until early in 2015 when the zinc flotation plant comes on line to begin processing Primary phase material. From that time until late 2016, both supergene and primary ores will be treated in campaigns of approximately one-month duration. From 2017 onwards, the plant will process primary materials only from both Bisha Main and Harena.

The current production fleet will require additions as the stripping increases to expose Supergene and Primary ores. At peak production which occurs in year 2018, the equipment requirements are four excavators, one front-end loader, four drills, and twenty-five haul trucks. Replacement of the current 10 haul trucks is scheduled to occur between 2017 and 2019.

1.13	Process

The oxide processing facility achieved commercial production in February 2011 and has operated at an average throughput rate of 1.8 Mt/a from start-up until July 2012. August 2012 reconciled production reports not available at time of writing.

The oxide plant facilities include a primary crusher, SAG and ball grinding mills, cyanide leach/carbon-in-leach (CIL) circuit, cyanide destruction circuit, refinery to produce doré bullion, tailings thickener, tailings discharge system and the necessary reagent, water and air systems.

Bisha has three different types of mineralization: oxide, supergene and primary; each requiring a specific process flowsheet. The plan to mine and process each zone in succession starting with the top oxide zone now in production is still being followed. The additional process equipment to treat the supergene mineralization is currently being installed and is expected to be commissioned by mid-2013.

Page | 1-17

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

There will be some transitional material that is a mixture of oxide and supergene mineralization that will be mined as the oxide is depleted. It is currently proposed to treat this material in the new copper flotation circuit designed for the supergene material prior to leaching the flotation tailings in the existing cyanide circuit with the intent of maximizing copper recovery and minimizing gold losses in this mixed material. The cyanide leach circuit will not be operated after the transitional ore is depleted.

Similarly, before the supergene mineralization is exhausted, the additional equipment required to process the primary mineralization will be installed and commissioned to permit a smooth transition to processing primary mineralization with minimum interruption and shutdowns.

The crushing and grinding comminution “front end” of the current plant, currently processing Bisha oxide ore for the cyanide leaching and CIL section, will be unchanged but instead change over to preparing supergene ore feed to flotation. Additional equipment currently being installed for treating the supergene mineralization includes flotation cells for copper roughing and cleaning duties, regrind mills for rougher concentrate, copper concentrate thickener and pressure filters, copper concentrate load-out building, copper flotation reagent systems, flotation air blowers and pressure-filter air compressors.

For the treatment of primary mineralization, additional equipment will include zinc roughing and cleaning flotation circuits, zinc concentrate regrind mill, zinc concentrate thickener and pressure filters, zinc concentrate load-out building, zinc flotation reagent systems, additional zinc flotation air blower and zinc pressure filter air compressor.

The current mine plan has the process plant feed changing over from oxide to supergene feed during the second quarter of 2013, with an associated increase in throughput for the remainder of the year. The throughput rate in 2014 is projected to be 2.4 Mt/a treating 100% supergene mineralization. As this represents a 20% increase in the feed rate, a number of modifications to the current plant equipment will be required. Based on the work completed to date the following anticipated modifications have been identified:

• Increase in pipe size in the grinding classification circuit and pre-leach.

• Thickener/flotation feed line for the additional volume.

• Increase size of cyclones in the grinding circuit.

• Increase motor size on the grinding thickener/flotation feed pipeline.

• Addition of two extra pumps installed for the tailings thickener underflow pipeline.

Page | 1-18

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

• Increase the pumping capacity in the gland seal water system.

These modifications are not extensive or capital intensive.

1.14	Markets

BMSC has negotiated contracts with two refineries for the sale of the gold–silver doré and with two smelters for the sale of the majority of its future copper concentrate.

Normal commercial terms are included in the refinery and concentrate contracts.

Negotiations are underway for the sale of the remaining zinc concentrates to be produced from the future phases of the Operation. Terms contained within the concentrate sales contracts are likely to be typical of, and consistent with standard industry norms, and be similar to such contracts elsewhere in the world.

1.15	Capital and Operating Costs

For the Bisha mine, the majority of the capital cost has already been spent; with the oxide phase operating and 60% of the copper phase project expenditure committed (ordered and price fixed) at the end of May 2012.

The copper phase project is being built under EPCM contract by SENET of South Africa. SENET was the same contractor who successfully built the original Bisha plant. The total estimated cost of this phase of the project onsite is US$100 million. The zinc phase project is currently estimated at US$50 million. Mining capital requirements are US$32 million during the mine life, for mobile fleet replacements and additions. An allowance of $41 million has been distributed over the mine life for sustaining capital related to tailings expansions, process replacements/additions not covered by the capital expansion projects, and general/administrative replacements/additions.

The mine operating costs are based on BMSC’s 2012 budget mining cost estimate, US$2.08/t mined. An increment with depth of $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 m amsl and 600 m amsl for Bisha Main and Harena respectively has been added to increase costs as the pits deepen.

The process cost for the duration of the Oxide phase is based on BMSC’s 2012 budget process cost estimate, which is US$34.52/t, which includes power, labour and consumables. The process cost for the Supergene and Primary phases, US$26.25/t, was factored considering softer ore, higher throughput and changes to the process flowsheet.

Page | 1-19

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

G&A costs are based on the 2012 Budget estimate and factored based on anticipated costs during the base metal phases of the operation. During the oxide phase the G&A costs are US$10.90/t milled, or US$19.6 million/a. During the base metal phases the G&A costs are US$7.79/t milled, or US$18.7 million/a.

1.16	Financial Analysis

The results of the economic analysis represent forward-looking information (cashflows, net present value, production rates, and total metal produced) that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here. Risks that assumptions will be significantly different include: changed assumed commodity price, exchange rate, labour and fuel costs, cost of construction materials, reserves not as predicted, production rates, and metallurgical recoveries.

The economic analysis was performed using conventional discounted cash flow analysis. The economic analysis base case used commodity prices for copper, zinc, gold, and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively. For the base case, the project generates, after tax, a net future cash flow of US$1,319 million and a NPV (8%) of US$839 million. Payback of initial capital has already occurred.

Sensitivity analysis was performed on the post-tax base case, taking into account ±10% variations in metal prices, grades, and operating costs. The results of the analysis showed that the Project is most sensitive to changes in metal prices, then grades, and is relatively less sensitive to changes in operating expenditure.

1.17	Conclusions

The Mineral Resources and Mineral Reserves have been successfully updated for the property. AGP believes that there are no issues with respect to the technical information that would materially impact on mineral resource and mineral reserve estimates, that the resource and reserve estimates have been properly prepared using acceptable methods, and that they may be relied upon for project economic analysis. The project shows robust economics and the initial capital payback has already occurred.

The Bisha Polymetallic Operation is a well-established open pit operation, with pre-production having commenced in 2011. The mine is nearing the end of the Oxide phase and is preparing to transition to the Supergene phase in Q2 2013 with a corresponding increase in throughput from 1.8 to 2.4 million tonnes per annum. The Primary flotation plant is projected to come online in 2015 and the mine life has been projected to 2024.

Page | 1-20

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

1.18	Recommendations

The QPs recommendations the following:

Conduct additional geotechnical studies for Bisha Main, Harena and North West Zone.  Establish a Slope Management Plan. These recommendations have an approximate cost of US$1,250,000.

Conduct additional hydrogeological studies for Bisha Main and the North West zone at an approximate cost of about US$500,000.

Conduct additional metallurgical studies for Bisha Main, Harena and the North West zone at an approximate cost of US$850,000.

Conduct additional delineation and infill drilling at Harena at an approximate cost of US$2,000,000.

Complete a first time estimate of mineral resources and reserves at the North West zone at an approximate cost of US$100,000.

Conduct ARD testwork on existing drill core and develop a waste rock characterization model.  This work is estimated to cost approximately US$200,000.

Complete a desktop review of the historic Hambok resource estimate at an approximate cost of US$50,000. Following the positive review, complete a due dillengence program including but not limited to confirmation drilling.

Conduct ongoing optimization of long range mine plan at an approximate cost of US$25,000.

Page | 1-21

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

2	Introduction

Nevsun Resources Ltd. (Nevsun) retained AGP Mining Consultants Inc. (AGP) to update the Mineral Resources and Mineral Reserves for the Bisha Polymetallic Operation, (including the Bisha Main and Harena deposits) and to prepare an independent Qualified Person’s Technical Report (the Report) for the Bisha Property (the Property) located in Eritrea, Africa.

Nevsun holds a 60% interest in the Property, through a 60% interest in the Bisha Mining Share Company (BMSC). The Eritrean National Mining Corporation (ENAMCO) holds the remaining 40% interest. BMSC is the operator for the Bisha and Harena mining licences and the mining agreement area.

This Technical Report was prepared in compliance with National Instrument 43–101, Standards of Disclosure for Mineral Projects (NI 43–101) and documents the results of ongoing exploration work on the Property in support of the Nevsun press release dated 24 July 2012, entitled “Nevsun Announces Increased Base Metals Reserves.”

Unless specified, all measurements in this Report use the metric system. The Report currency is expressed in US dollars; the Report uses Canadian English. The currency used in Eritrea is the Nakfa. The exchange rate for US$1.00 is equal to 15 Nakfa.

2.1	Qualified Persons

The Qualified Persons (QPs), as defined in NI 43–101, responsible for the preparation of the Report include:

· Michael Waldegger, P.Geo., Senior Associate Geologist (AGP)

· David Thomas, P.Geo., Principal Geologist (AMEC)

· Jay Melnyk, P.Eng., Principal Mining Engineer (AGP)

· Derek Kinakin, P. Geo., Senior Engineering Geologist (BGC Engineering, Inc.)

· Peter Munro, BAppSc , Senior Principal Consulting Engineer (Mineralurgy)

2.2	Site Visits and Scope of Personal Inspection

AGP, BGC, and AMEC QPs have conducted site visits to the Operation as shown in Table 2-1.

Page | 2-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 2-1:     Dates of Site Visits and Areas of Responsibility

QP Name	Site Visit Dates	Area of Responsibility
Michael Waldegger	29 Nov to 1 Dec, 2012	Sections 4, 5, 6, 7 except 7.3.2 and 7.4, 8, 9, 10, 11 except 11.3.1 to 11.3.4, 12.3, 14.1, 23 , and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections
David Thomas	7 to 9 May, 2009	Sections 7.3.2 and 7.4, 11.3.1 to 11.3.4, 12.1 and 12.2, 14.2 and 14.3 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections
Jay Melnyk	Sept. 2-8, 2011, Jan. 13-19, 2012, and June 9-15, 2012	Sections 1,2,3,15, 16 except 16.1, and 18,20,21,22,24,25,26 and 27 and those portions of the Summary, , Interpretations and Conclusions and Recommendations that pertain to those sections
Derek Kinakin	Mar. 12-19, 2012	Sections 16.1 and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections
Peter Munro	none	Sections 13, 17, 19, and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections.

2.3	Effective Dates

The Report has a number of data cut-off dates:

· Drill data and ore control assay cut-off date of 14 February, 2012

· Density determination cut-off date of 21 May, 2012

· Metallurgical test results cut-off date of 04 June, 2012

· Surveyed month end pit surface dated 31 May, 2012

Based on these data cut-off dates, the effective date for the Mineral Resources and Mineral Reserves were taken to be 31 May, 2012. There were no material changes to the scientific and technical information between the effective date and the signature date of the Report other than ongoing grade control sampling and production reporting as expected of an operating mine. Therefore the effective date of the technical report is considered to be 31 August, 2012.

Page | 2-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

2.4	Information Sources and References

AGP has sourced information from reports and other reference documents as cited in the text and summarized in Section 27 of this Report. Technical data for the preparation of Mineral Resource and Reserve estimation was provided by BMSC. AGP has relied upon other experts in the fields of mineral tenure, surface rights, and permitting as outlined in Section 3.

2.5	Previous Technical Reports

Nevsun filed a number of previous Technical Reports on the Project:

Thomas, D., Melnyk, J., Kozak, A., Khera, V., 2011: Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report to Nevsun Resources Ltd., effective date January 1, 2011 and revised March 29, 2011.

Waller, S., Reddy, D., Melnyk, L., 2006: Nevsun Resources (Eritrea) Ltd, 43-101 Technical Report On The Feasibility Assessment, Bisha Property, Gash-Barka District, Eritrea: unpublished technical report to Nevsun Resources Ltd., effective date October 5, 2006.

Yu., F., Reddy, D., Brisebois, K., and Melnyk, L., 2005: Nevsun Resources (Eritrea) Ltd. Bisha Property, Gash-Barka District, Eritrea, 43-101 Technical Report and Preliminary Assessment, December 30, 2005: unpublished technical report to Nevsun Resources Ltd., effective date December 30, 2005.

Reddy, D., and Brisebois, K., 2004: Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, Gash-Barka District, Eritrea, October 1, 2004: unpublished technical report to Nevsun Resources Ltd., effective date November 18, 2004.

Page | 2-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

3	Reliance on Other Experts

The authors have relied upon information derived from the following expert reports pertaining to mineral rights, surface rights, permitting, and taxation issues.

3.1	Mineral Tenure

The QPs have not reviewed the mineral tenure, nor independently verified the legal status or ownership of the Project area or underlying property agreements. The QPs have relied upon information obtained from BMSC experts through the following document:

· Bourchier, F., 2012, Re: Bisha Operation, letter from Director of BMSC to AGP Mining Consultants Inc., dated August 29, 2012.

This information is used in Sections 4.2, 4.3, and 4.4 of the Report.

3.2	Surface Rights

The QPs have relied on information regarding the status of the current Surface Rights, Road Access, and Permits through opinions and data supplied by BMSC experts through the following document:

· Bourchier, F., 2012, Re: Bisha Operation, letter from Director of BMSC to AGP Mining Consultants Inc., dated August 29, 2012.

This information is used in Sections 4.5 and 4.7 of the Report.

3.3	Permitting

The QPs have relied on information regarding the status of the current Surface Rights, Road Access and Permits through opinions and data supplied by BMSC experts through the following document:

· Bourchier, F., 2012, Re: Bisha Operation, letter from Director of BMSC to AGP Mining Consultants Inc., dated August 29, 2012.

This information is used in Sections 4.5 and 4.7 of the Report.

Page | 3-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

3.4	Environmental Liabilities

The QPs have relied on information regarding Environmental Liabilities through opinions and data supplied by BMSC experts through the following document:

• Bourchier, F., 2012, Re: Bisha Operation, letter from Director of BMSC to AGP Mining Consultants Inc., dated 29 August 2012.

3.5	Social and Community Impacts

The QPs have relied on information regarding the status of Social and Community Impacts through opinions and data supplied by BMSC experts through the following document:

· Bourchier, F., 2012, Re: Bisha Operation, letter from Director of BMSC to AGP Mining Consultants Inc., dated 29 August 2012.

Page | 3-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

4	Property Description and Location

The Property is located 150 km west of Asmara (233 km by road), 43 km southwest of the regional town of Akurdat , and 50 km north of Barentu, the regional, or Zone Administration Centre of the Gash-Barka District (Figure 4‑1), in Eritrea, East Africa.

The Property is centred at 1,711,000 N and 334,500 E (UTM Zone 37), or 15°28’ N and 37°27’ E.

Figure 4-1:    Property Location Map

Note: Road access to the Property from the City of Asmara in red.

Author: M. Waldegger, 2012.

Page | 4-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

4.1	Property and Title in Eritrea

The State of Eritrea has provided several key documents relating to mineral property title and regulations.

Property titles are granted in Agreements with the State of Eritrea under the provisions of Proclamation No. 68/1995 “A Proclamation to Promote the Development of Mineral Resources”.

Licences are granted and identified according to the level of exploration work completed on a property. Properties are granted under the following licence types: Prospecting Licences, Exploration Licences or Mining Licences. Properties can be obtained under one type of licence and can be converted to the subsequent type if all obligations are met and the titleholder is not in breach of any provisions of the Proclamation and the appropriate application (with fees) are submitted.

A Mining Licence entitles the licensee a 90% interest and the State of Eritrea holds the remaining 10% interest, without cost. The State may acquire up to an additional 30% (total not exceeding 40%) by agreement with the licensee and by funding their share of the development and operating costs.

Under the Regulation of Mining Operations (Legal Notice 19/1995), the holder of a Mining Licence shall pay the Eritrean government:

· Royalty for all minerals produced (see below)

· Income tax in accordance with the Proclamation No.69/1995

· Licence renewal fee

· Annual rental fees for licence areas (as described above).

Additionally, the holder of a licence and his contractors shall pay a 0.5% customs duty on all imports into Eritrea of equipment, machinery, vehicles, and spare parts (excluding sedan style cars and their spare parts) necessary for mining operations.

The royalty to be paid by a licensee pursuant to Article 34 (1) of the proclamation shall be as follows:

· For precious minerals the royalty is 5.0%

· For metallic and non-metallic minerals including construction minerals, the royalty is 3.5%

· For geothermal deposits and mineral water the royalty is 2.0%.

Page | 4-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Notwithstanding this law, a lesser rate of royalty may be provided by agreement with the licensing authority, when it becomes necessary to encourage mining activities.

Taxation rates are described in the Proclamation No. 69/1995 “Proclamation to Provide for Payment of Tax on Income from Mining Operations”. A holder of a mining licence shall pay income tax on the taxable income at a rate of 38%. Taxable income is to be computed on a historical accrual accounting basis by subtracting from gross income for the accounting year by taking into consideration all allowable revenue, expenditure, depreciation, which, for tax purposes, is deducted straight-line over four years, re-investment deduction and permitted losses.

If any licensee transfers or assigns, wholly or partially, any interest in the licence, the proceeds shall be taxable income to the extent that such consideration exceeds the amount of his un-recovered expenditure.

Withholding taxes and personal income taxes of non-residents of Eritrea are identified within the proclamation. If the licensee contracts a company or person, who is not resident in Eritrea for services in Eritrea, the licensee will pay taxes on behalf of such a person. Taxes will be paid at the rate of 10% on the amount paid. For the purposes of this article in the proclamation, a person is temporarily present in Eritrea if he performs work in the country for more than 183 days in any accounting year. The compensation received by an expatriate employee of the licensee or his contractor shall be subject to an income tax at a flat rate of 20%.

The holder of a Mining Licence producing exportable minerals can open and operate a foreign currency account in Eritrea and retain abroad a portion of his earnings to be able to pay for importation of machinery, pay for services, for reimbursement of loans and for compensation of employees and other activities that may contribute to enhancement of the mining operations.

4.2	Property Ownership

The Bisha Property is held by an Eritrean registered corporation, Bisha Mining Share Company (BMSC). The shareholder structure of BMSC is 60% Nevsun and 40% ENAMCO.

ENAMCO agreed in October 2007 to purchase the 30% paid participating interest. The purchase price of $253,500,000 was agreed to between ENAMCO and Nevsun in August 2011 with the amount being paid down over time based on free cash flow generated by the Operation.

Page | 4-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The Nevsun interest in the Property and Nevsun inter-corporate holdings are summarized in Figure 4‑2.

Figure 4-2     Nevsun Property Ownership Diagram

Source: Nevsun 2012

4.3	Mineral Tenure

The Property comprises two mining licences covering an area of 24.0 km2, (16.5 km2 over the Bisha and the NW Zone and 7.5 km2 over Harena) and a mining agreement area covering an area of 39 km2. BMSC is the operator for all of the licenses. The combined license area that form the Property cover a total surface area of 46.5 km2 (Figure 4‑3).

BMSC has entered into an agreement to acquire the Mogoraib exploration license from Sanu (news release August 1, 2012). The Mogoraib exploration licence covers 97.4 km2 and is centred at approximately 1,705,000 N 325,000 E. The Mogoraib acquisition has not closed at time of writing.

Page | 4-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 4-3:    Location of the Bisha Mining Licences and the Mining Agreement Area

Source: BMSC 2012

BMSC have the exclusive right to apply for and be granted multiple Mining Licenses within the Mining Agreement Area. The Mining Agreement entitles BMSC to apply for a mining licence valid for a period of up to 20 years, with renewal periods of up to 10 years providing that:

· Sufficient ore has been defined to demonstrate continued economic viability of Mining Operations

· BMSC has fulfilled the obligations specified in the Mining License and the Mining Agreement

· BMSC is not in breach of any provision of the Mining Proclamation and which would constitute grounds for suspension or revocation of the Mining License.

The Bisha Mining License was granted by the Eritrean Ministry of Energy and Mines on May 26, 2008. The Harena Mining Licence was granted on July 06, 2012 and is valid for a period of up to 10 years, with renewal periods of up to 10 years.

Page | 4-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

An Exploration Licence may be converted to a Mining Licence upon the acceptance by the State of Eritrea of an appropriate Feasibility Study and environmental impact assessment (EIA) report.

The annual rental fee for an Exploration Licence is 53,200 Nakfa, and the annual licence renewal fee is 6,000 Nakfa (about US$3,500 and US$400 respectively. BMSC’s 53 km2 exploration license officially expired in May 2012. BMSC and Eritrean Ministry of Energy and Mines officials are working together to re-establish an exploration license or licenses that cover a larger area so that BMSC may carry out a more significant regional exploration program. BMSC has advised the State that it wishes to expand its exploration efforts and the State has welcomed this approach.

BMSC has surveyed the boundaries of the Mining License Area in accordance with the Mining Proclamation law. BMSC is not required to survey the Mining Agreement Area or to place Mining Agreement Area boundary markers. Exploration licences also do not require survey.

4.4	Surface Rights

Under the terms of the Mining Agreement, BMSC has the exclusive right of land use in the Mining License Area that is granted within the Mining Agreement Area. This right is subject to the acquisition and settlement of any third-party land-use rights by payment of compensation and/or relocation at the expense of BMSC, in accordance with Eritrean Government Proclamation No. 68/1995, “Proclamation to Promote the Development of Mineral Resources and the Mining Agreement.”

4.5	Royalties and Encumbrances

Royalties payable include an Eritrean Government royalty of 5.0% of precious metal net smelter return (NSR) and 3.5% of base metal NSR.

There are no encumberances on the property.

4.6	Property Agreements

In December 2007, BMSC concluded a confidential Mining Agreement with the Government of the State of Eritrea containing all the normal provisions governing the future development and operations for the Bisha Property.

AGP has reviewed the confidential document and is satisfied that the terms of the agreement are consistent with the assumptions used in the Mineral Reserve estimation and financial analysis.

Page | 4-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

4.7	Permits

For the mining operations, grant of the mining lease provided permission to construct and operate the Bisha mine. A permit has been granted for use of water from the Mogoraib River and construction of necessary water diversion structures.

These permits are sufficient to ensure that mining activities at Bisha are conducted in accordance with the appropriate National laws. BMSC has conditional approval for the Mining License for Harena subject to detailed geotechnical design, hydrogeological studies and waste rock characterisation testing all to be complete by the end of December 2012. This work is underway at the time of writing.

BMSC commenced the process for the mine development portion of the Project in 2004, undertaking environmental and socio-economic baseline studies and an environmental assessment.

The Terms of Reference for the project environmental and socio-economic and environmental impact assessment (SEIA) were approved by the Eritrean Ministry of Energy and Mines (the Ministry) in March 2006. An SEIA report was completed in December 2006 and submitted to the Ministry.

During 2007, a review of the report was conducted by the Ministry of Land, Water and Environment, by an appointed “Impact Review Committee”. Comments and queries raised by the latter were addressed by BMSC in 2007–2008. A Mining Licence for the Project was issued on May 26, 2008. Issuance of the licence is accepted by BMSC as SEIA approval by the Impact Review Committee, as required under the Eritrean Mining Regulations. The Harena SEIA Addendum was submitted December 2011 with the conditional mining license granted in July 2012. The SEIA Addendum is still under review with additional studies requested and under way.

As the transportation route has already been constructed as part of the national transportation system, an assessment of the environmental effects that were associated only with the transport of hazardous materials (i.e., cyanide and fuels) and increased traffic was addressed in the SEIA.

4.8	Environmental Liabilities

The key environmental issues assessed by the SEIA studies and addressed in Project associated risk assessments and the environmental management plan is as follows:

Page | 4-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Direct footprint disturbance of 442ha (Bisha) and 200ha (Harena) with associated potential for loss of land use, habitat, soils loss and drainage disturbance

· Groundwater impacts from both extraction of Project supply water from new wells and excavation of an open pit

· Water quality impacts arising from potential for acid rock drainage (ARD), including the need to ensure that there is no post-closure problem

· Soil and water quality impacts arising from the storage and use on site of hazardous chemicals, including cyanide

· Changes to local surface drainage patterns due to construction of a site surface water management system, including flood control and diversion works

· Air quality impacts, most significantly from surface haulage on unsealed roads.

BMSC has provided a remediation bond with the State of Eritrea in the amount of $7,500,000. BMSC has also accrued as an asset retirement obligation of approximately $13,539,000 (Q2 financials) for the estimated present value of remediation costs.

4.9	Social License

Since exploration and environmental baseline data collection began, considerable effort was spent developing support for the Project by fostering local relationships, developing a strong local workforce, educating stakeholders about the Project and mining in general and providing stakeholders with regular Project updates and, where appropriate, site visits.

The key socio-economic issues assessed by the SEIA studies and addressed in the proposed social management and related plans are as follows:

· Direct footprint disturbance of 442 ha (Bisha) and 200 ha (Harena) with associated potential for displacement of people and their customary use of the land (although it is noted that the affected area is sparsely populated and only lightly used)

· Influx of people seeking employment with associated potential issues, including pressure on existing social infrastructure

· Inward investment and creation of direct and indirect employment opportunity.

Page | 4-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

5	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

Asmara is the capital city of Eritrea and is serviced by regular international flights.

Access to the Property is by paved road from Asmara to Akurdat, and then from Akurdat via an all-weather unpaved road, which is currently being upgraded (Figure 4‑1). The drive from Asmara to the Bisha camp takes approximately 4 hours. The main distances by road to the Bisha Property are summarized in Table 5‑1. The principal port for importation of heavy equipment is Massawa on the Red Sea coast, which is about 350 km from the Property by road via Asmara to the east.

Table 5-1:     Distances by Road to the Property

From	To	Distance (km)	Condition
Asmara	Akurdat	181	Paved, all weather road
Akurdat	Adi Ibrahim	28	Unpaved, all weather road
Adi Ibrahim	Hashakito	19	Unpaved, all weather road, being upgraded
Hashakito	Bisha Camp	5	Unpaved, all weather road
Asmara	Bisha Camp	233	4 hour drive
Bisha Camp	Bisha Main Deposit	4	Unpaved, all weather road
Bisha Plant	Harena Deposit	10	Unpaved, all weather road

Page | 5-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 5-1:    Property Access and Site Layout

Camp
N
4,168,000 mE
4,170,000 mE
4,172,000 mE
4,174,000 mE
4,176,000 mE
4,178,000 mE
1,752,000 mN
1,750,000 mN
1,748,000 mN
1,746,000 mN
1,744,000 mN
1,742,000 mN
1,740,000 mN
Mining License
Shatera River
NW Zone
TMF
Mogoraib River
Plant & Admin
Pit
Bisha Main
Waste Dumps
Mining Agreement Area
Ferektatet River
Diversion Dykes
Mining License
Waste Dumps
Pit
Harena

Note: Grid is 2 x 2 km. TMF is an abbreviation for Tailings Management Facility.

Source: BMSC, 2012

Page | 5-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

5.2	Climate

The climate in the area is semi-arid with elevated temperatures year-round. During the hot season in April and May, the average temperature is +42°C, although temperatures may rise to +50°C for short periods. The main rainy season is between June and September, and periodic flooding of the Mogoraib and Barka Rivers can result in spectacular flash floods. Occasional rain may also fall during April and May. Total rainfall is sparse with between 300 mm and 500 mm falling in the year.

The rainy season causes periodic, short-lived difficulty in travel off the main highways, although exploration work is possible year round. During the period of exploration work by BMSC, the precipitation has only occasionally been sufficient to flood the local rivers. All mining activities are planned on a year-round basis.

5.3	Physiography

The Property is located on a flat to rolling, desert-like plain along the western foot of the Central Highlands. The plain is at 560 masl and contains scattered vegetation and few trees. Steep hills and ridges rise above the plain; the Bisha, Wade, and Neve peaks reach elevations of up to 1,226 masl above the alluvial plain at the southern boundary of the Property (Figure 5-1).

Abundant seasonal streams cross the area and flow northward from the Property into the Barka River (6 km north of the Property), and continue north and northeast into Sudan. The Property is crosscut by the Mogoraib River, a tributary to the Barka River that flows northwards along the western side of the Property (Figure 5‑1). A smaller seasonal tributary, the Fereketatet River, flows north-northwest into the Mogoraib River. The Fereketatet River crosses the Property and passes immediately west of the Bisha Gossan Zone.

5.4	Local Resources and Infrastructure

The following subsections detail the local resources and the existing and projected infrastructure associated with the Project.

5.4.1	Local Resources

There are few local resources in the Bisha area.

A preliminary land use survey near the proposed mine site was conducted by Klohn Crippen in 2004. It was determined that approximately 96% of the area was used by local herders as pasture for livestock and used seasonally for activities including agriculture, domestic livestock migration and accessing wells and burial sites. Currently the land is overgrazed, which is related to ongoing drought conditions and pressures from livestock foraging. This study was conducted in consultation with people from local communities.

Page | 5-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

An additional survey was conducted in February 2006 for the six communities within the Bisha area; these included Tekeret, Adi-Ibrihim, Hashakito, Jimel, Adorat-Harenay and Takawda. Most of the people in the region are located in permanent settlements but utilize the Bisha area as one of the many areas for grazing livestock, planting crops and accessing watering areas, which in some cases involves migrating distances up to 200 km, as herders move through the region in search of suitable grazing lands.

The village of Mogoraib is the local administration centre for the Dige Sub-zone within the Gash-Barka District. The village has a small refugee resettlement site and subsidiary military and commercial interests. The village contains a well-equipped, eight person health centre capable of taking care of small medical problems by nursing staff in preparation for referral of patients to larger, better equipped hospitals in Akurdat and Keren. Camp Mogoraib is a military training site located just outside the village boundaries. With the presence of the mine development and exploration project at Bisha, this camp has been re-activated as a security post from its previous care/maintenance basis.

Few basic goods are commercially available in the region, either in Mogoraib or in Akurdat. The main centre for support of exploration and project development is from the capital city, Asmara.

The local population has no exploration or mining culture, and training of local staff would be required.

5.4.2	Infrastructure

Current onsite Operation infrastructure includes:

· open pit

· process plant

· tailings and waste rock storage facilities

· offices

· maintenance and laboratory facilities

· fuel storage areas

· on-site power plant

· airstrip.

Page | 5-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The key areas are indicated in Figure 5‑1.

In addition, there are offsite infrastructure that includes container port and ship-loading facilities at the port of Massawa. The Rotainer® system will be utilized to transport concentrates to the port. Concentrate will be trucked in specially built, Rotorcon reusable intermodal containers from the Bisha Mine site to the port of Massawa, and stacked at the existing container facility. Container trucking will be contracted and no specialized prime mover (truck) or trailer equipment is required. The copper concentrate in the containers will be discharged into the bulk carriers using Rotainer’s Lid-Lift crane equipment which rotates the container a full 360 degrees after lifting the lid. This system minimizes material rehandle, allows blending on a container by container basis, and is reported to provide industry leading dust control.

5.4.3	Power

Electric power for the mine and processing plant site is supplied from a diesel-fuelled power station located adjacent the process facilities. The container port near Massawa receives power from the local utility.

5.4.4	Water

Process water is sourced from recycling within the plant and additional needs are supplemented from freshwater sources. The process was designed to maximize the recycle of process water and included the installation of a tailings slurry thickener to recover process water prior to pumping to the tailings containment system. This approach served to minimize the evaporation losses that result with the typically large water surface area in tailings containment systems. Even though evaporation rates in this region are very high, a tailings management facility supernatant water reclaim pumping system is installed to reclaim seasonal decant water from this source.

Freshwater is supplied to the property from groundwater. Two well farms have been established by BMSC, the first approximately 1 km south of the open pit on the western bank of the non-perennial Fereketatet River, and the second 5 km to the west adjacent to the Mogoraib River (Figure 5‑1). Potable water sourced from the well fields is pumped to a potable water plant utilizing chlorination filtration and ultraviolet radiation treatment. In addition, water from the pit is pumped to water storage facilities.

5.4.5	Communications

Current site communication is via radio, cellular service, and a satellite communications system.

Page | 5-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

6	History

BMSC has no record of any exploration or development work on the Property prior to 1996.

In late 1996, Ophir Ventures, a private Canadian company, conducted prospecting in the Bisha area which resulted in the discovery of the surface exposure of the Bisha deposit.

Nevsun was granted a prospecting license for Bisha in May 1998 and the Bisha Main Zone was recognized through drilling by Nevsun in 2002. In 2006 BMSC was created with ownership as 60% Nevsun and 40% ENAMCO as described in Section 4.2.

BMSC commenced pre-stripping the Bisha mine in March 2010. BMSC declared commercial production on 22 February 2011. Operation to date gold ounces sold by quarter are shown in Table 6‑1.

Table 6-1:    Operation to Date Gold Sales

	Q1 2011	Q2 2011	Q3 2011	Q4 2011	Q1 2012	Q2 2012
Gold Settlements (oz)	72,799	88,700	108,661	99,735	83,958	87,486
Cumulative	72,799	161,499	270,160	369,895	453,853	541,339

EPCM Project execution of the copper processing plant began in July 2011. As of July 2012, the project’s overall progress is approximately 50% complete.

BMSC has entered into an agreement to purchase the Mogoraib exploration licence from Sanu. A historical resource estimate for Hambok was disclosed in a NI 43-101 technical report on March 27, 2009.

Hambok is a copper and zinc-bearing volcanic‐associated massive sulfide (VMS) deposit located in the Upper Proterozoic rocks of west‐central Eritrea. Characteristics of the deposit include:

• Significant mineralization only occurs as massive fine‐grained pyrite lenses with variable amounts of copper sulfides and sphalerite.

• The sulfide body(s) strike north‐northeasterly over a distance of about 1 km.

• The sulfide body(s) dip 60 to 70 degrees to the east, and have a mineralized vertical extent of over 400 metres.

Page | 6-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

• Host rocks appear to be predominantly basaltic lava and volcaniclastic rocks with lesser amounts of rhyolitic tuff.

• Several fault/broken zones up to 10m thick bound the hanging wall of the sulfide body(s) in most cross‐sections.

Sanu reported Indicated Mineral Resources above a 2% Zn cut-off of 5.1 Mt averaging 1.12% Cu, 3.24% Zn, 0.212 g/t Au, and 7.81 g/t Ag and an additional 5.1 Mt of Inferred Mineral Resources averaging 0.96% Cu, 2.81% Zn, 0.186 g/t Au, and 6.20 g/t Ag.

The Hambok historic resource estimate was based on 57 diamond drill holes assayed for Au, Ag, Cu and Zn. A geologic three dimensional model was developed to outline the massive sulfide lenses. Drill holes were compared to this volume and individual assays were tagged as mineralized or waste if inside or outside this volume respectively. The grade distribution for each variable in each domain was evaluated and capping levels determined. Uniform down hole 2.5 m composites were formed that honoured the solid boundaries within the mineralized sulfide. Variography was used to determine the grade continuity along strike and down dip within the massive sulfide solid. Grades were interpolated using ordinary kriging into blocks with dimensions 5 m E‐W, 20 m N‐S and 10 m vertical. Estimated blocks were then classified as Indicated or Inferred based on grade continuity. The estimate is not inclusive of wall rock dilution.

The QPs have not done sufficient work to classify the Hambok historic estimate as current Mineral Resources, and BMSC is not treating the historic estimate as current Mineral Resources. Caution should be taken regarding the historic estimate. To consider the historic estimate as current Mineral Resources, the qualified person should independently verify the database, review in detail the methodologies applied including but not limited to reviewing the approach used to classify resources, and independently estimate a check model as a comparison using a similar methodology. The prospects of economic extraction should also be accessed by reporting within a Lerchs–Grossmann optimized pit shell. If the work performed by the qualified person concludes the historic reference is reliable under current market conditions, then the historic estimate can be considered current Mineral Resources.

Page | 6-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

7	Geological Setting and Mineralization

7.1	Regional Geology

The regional geology of Eritrea and the adjacent countries of the Horn of Africa are not well documented and geological mapping within Eritrea has been limited due to the armed conflicts since the 1960s. Eritrea is underlain by the western or Nubian portion of the Arabian-Nubian Shield, which is composed of accreted Archaean and Proterozoic rocks, which were reactivated during the Pan-African Orogeny in the Late Proterozoic–Early Palaeozoic Era (1,000 to 500 Ma; Berhe, 1990 in Chisholm et al., 2003). Granitoids intruded and metamorphosed older rock sequences.

The age of the volcano-sedimentary rocks in the Arabian–Nubian Shield is not well known. In Eritrea, the units are considered to be approximately 850 Ma for the Tsaliet Group volcano-sedimentary rocks and >650 Ma for the overlying Tambien Group sedimentary rocks.

Eritrea is divided into several north or northeast trending Proterozoic terrains, which are separated by major crustal sutures. The terrains are, from west to east: Barka Terrene, Hagar Terrene, Nacfa Terrene, Arag Terrene, and Danakil Terrene (Figure 7‑1). The Nacfa Terrene comprises low-grade metamorphosed calc-alkaline volcanics and sediments, and hosts base metal mineralization in the region surrounding the city of Asmara, and in the Gash-Barka district, including the Bisha polymetallic mineralization.

7.2	Property Geology

The Property is underlain by low-grade metamorphosed (upper greenschist to lower amphibolite facies) volcanics and sedimentary units on the western margin of the Nacfa terrain.  Figure 7‑2 shows the Property-scale geology.

The precious metals-enriched massive sulphide (VMS) deposits on the property are hosted by a tightly and complexly folded, intensely foliated, bimodal sequence of generally weakly stratified, predominantly tuffaceous metavolcanic rocks (Greig, 2004). Felsic lithologies appear to directly host the mineralization, predominate overall, and form the hanging wall stratigraphy. The felsic lithologies are mainly exposed to the west and southwest of the mineralized zones, and grade upward into a sequence of generally fine-grained volcaniclastic rocks. A significant component of mafic metavolcanic rocks occurred in the more obviously bimodal footwall, which is exposed mainly to the east of the known mineralized zones.

Page | 7-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-1:          Geological Terrain Map of Eritrea

Source: Nevsun 2011

Page | 7-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-2:    Bisha Property Geology Map

Source: Barrie and Greid, 2006.

Page | 7-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

To the east and south, the metavolcanic rocks are intruded by felsic to mafic intrusive rocks, now foliated, including those of the aerially extensive Bisha Gabbroic Complex. Sedimentary rocks overlie the felsic component and have been mapped to the west of, and parallel to, the stratigraphic units that host mineralization.

7.2.1	Stratigraphy

The sedimentary rocks consist primarily of greywacke, siltstone, shale, marble, and feldspathic arenites with less common conglomerate, magnetic ironstone, quartzite, and massive sulphide lenses. The volcanic sequence includes fine-grained pyroclastic rocks of mafic to intermediate composition and pillowed mafic flows, felsic ash and lapilli tuffs
(Figure 7‑3).

Figure 7-3:    Bisha Property Stratigraphic Section

Source: Barrie, 2004

In general, stratified rocks underlying the property can be divided into two parts: an upper, predominantly felsic volcanic part that is capped by sedimentary rocks; and a lower volcanic part that is clearly bimodal, at least in the south and east. This lower bimodal volcanic part appears to be capped by the stratiform mineralized horizons at Bisha Main, Bisha South, and the mineralization at the North West Zone.

The stratigraphic section near the Bisha deposit comprises, from the base (at the Bisha Gabbroic Complex contact) to top: carbonates and fine-grained siliciclastic rocks including siliceous iron formation; felsic lapilli and ash crystal lapilli tuffs with intercalated minor mafic flows and hyaloclastite; and fine-grained volcaniclastic/siliciclastic rocks. Volcanic rocks comprise ~50% of the stratigraphic section ±2.5 km from the deposit horizon.

Page | #

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Rhyolites are the predominant volcanic rock type. The rhyolites are mostly tuffs, with minor blocky flows and agglomerates present immediately west of the Bisha Main and Northwest deposits. Dacites comprise only approximately 5% of the volcanic strata; other volcanic rocks include tholeiitic basalts. The strata are cut by Neoproterozoic granite-syenite intrusions and minor mafic dykes/sills; and by Cenozoic felsic and mafic dykes. One suite of quartz and feldspar phyric rhyolite/granite dykes is texturally and chemically distinctive from the other felsic strata. They occur as rhyolite porphyry or as granitic rocks;

Carbonates, quartzite’s and siliceous iron formation are present in the lower section to the east of Bisha. The presence of carbonates indicates a relatively shallow depositional environment.

The Bisha Gabbroic Complex is a large (225 km2) partly-layered gabbro–gabbro-norite intrusion that forms high hills in the central and southern part of the Property. The complex extends in a north–northeast to south–southwest orientation for 25 km, and has a maximum width of approximately 12 km (immediately south of the Property). The complex appears to cut strata, but has undergone penetrative deformation and is presumable coeval, or nearly coeval with the strata. The Bisha Gabbroic Complex is tholeiitic, and compositionally similar to the basalts.

7.2.2	Structure

In the Property area, the rock units generally trend north–northeast with moderate to steep dips to the east and west. The Bisha Gabbroic Complex broadly forms a north-plunging antiform that appears overturned, with dips generally steep to the east. It appears that volcanic and sedimentary strata were thrust against this buttress from the west-southwest, forming a nape-like structure, with internal antiforms and synforms on a scale of hundreds of metres, which contain the VMS deposits.

The stratigraphy and principal tectonic fabrics at the Property have been disrupted at least locally by late-stage brittle faults. Because of the relatively poor exposure in the area, these are expressed in the main as well-developed topographic lineaments.

Folds are typically adpressed, with narrow hinge regions and long limbs, and are generally upright to slightly overturned. Axial trends are generally to the north–northeast or north, although in the northeast part of the area mapped; folds appear to trend to the north–northwest.

Page | 7-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Fold axes are variably plunging, and plunge reversals appear to be common; although marker units for outlining the resulting hinge-line culminations are scarce, several domes, and basins that reflect such culminations are clearly apparent. This is perhaps best displayed at the North West Zone, where a basin, and the doubly-plunging North West Zone syncline, is outlined by resistant rhyolitic rocks. At its north end, a short distance north of the Property boundary, the North West Zone syncline plunges moderately to the south, and at its south end, near the road between the camp and the Bisha Main Zone, it plunges gently to the north (Figure 7‑2).

The largest-scale fold structure apparent on Figure 7‑2 is the north-plunging antiform outlined by the contact of the Bisha Gabbroic Complex. It has a wavelength of 10 to 15 km and probable amplitude of up to several kilometres. Folds such as the Bisha and North West Zones synclines are an order of magnitude smaller, with wavelengths of up to a kilometre, and amplitudes of hundreds of metres. The distance along the trend of these folds between adjacent culminations and depressions appears to be somewhat greater than their amplitude, perhaps approximately 2 km or more; this is consistent with the adpressed nature of the folds.

Folds at the Property are likely en-echelon in style, with one fold, or fold pair, terminating or relaying into another fold or fold pair—this may well be the case at Bisha Main, where hinges of synthetic folds on the western limb of Bisha anticline apparently end along trend to the north–northeast. It is likely that these folds may pass into, or over, a culmination, which plunges southerly on the southwest and northerly on the northeast.

7.2.3	Metamorphism

Nacfa Terrain greenstone belt rocks such as the volcanic and sedimentary units at the Property exhibit upper greenschist to lower amphibolite facies metamorphism. The presence of chlorite, fine-grained amphibole, and local garnet in the mafic rocks supports that the grade of metamorphism has been reached (Greig, 2004).

7.2.4	Alteration

Footwall alteration is typically pervasive quartz + chlorite alteration of tuffs, which may extend for tens of metres below massive sulphide units. Immediately below the massive sulphides there is a thin but variable (< 3 m thick) zone of silicification and K-feldspar replacement (Chisholm et al., 2003). This zone is more variable in intensity and thickness than the chlorite alteration and in some cases is entirely absent.

Hanging wall alteration is typically pervasive quartz + muscovite alteration of tuffs, which may extend for tens of metres above massive sulphide units.

Page | 7-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

7.3	Deposits

7.3.1	Bisha Main Zone

The Bisha Main Zone deposit extends for over 1.2 km along a north-trending strike (Figure 7‑4), and has been folded (and overturned, dipping to the west) into an antiform so that there are two western and two eastern lenses. The thickness of the lenses is variable from 0 m to 70 m. However, the Bisha Main Zone deposit is deformed, and exhibits limb attenuation and thickening at the fold hinge, which distorts original dimensions. The eastern lens can be traced along the entire strike length, whereas the western lenses are present for approximately half of the strike length.

Weathering along the fold axis extends to a depth of 60 m to 70 m. The primary sulphide zone is below the weathering zone. The massive sulphide lenses can locally exceed 70 m in true thickness and show typical copper-rich bases and zinc-rich tops. In places, the stratigraphic tops of lenses are texturally and compositionally layered, with gradations from coarse- to fine-grained material. The host rocks above and below the sulphide lenses are variably altered felsic lapilli, and lapilli ash crystal tuffs, with minor felsic dykes.

The eastern lens is a continuous sheet of mineralization that extends for over 1.2 km (although the lens thins out considerably at line 1715750 N). This lens faces west and dips 65° to 70° to the west. The deepest drill holes in the southern half of this lens have high zinc grades in two separate layers, suggesting the presence of stacked massive sulphide lenses in this area. The southwestern lens (the Wedge) is connected to the eastern lens for over 200 m along strike and is therefore an extension of the eastern lens at the same stratigraphic level over an antiformal structure (Figure 7-6).

The eastern massive sulphide lenses are generally hosted within tuffaceous rocks, but may abut more massive felsic flows with autoclastic aprons to the west. Gossan closely overlies massive sulphide, with most gossan units being no more than 25 m away from the massive sulphides.

The primary characteristics of the western lenses are less clear due to their proximity to the surface and unusual geometry. Primary metal zonation is nearly non-existent due to oxidation, with Zn stripped from the massive sulphide, and Cu, Pb, Au and Ag sporadically enriched by supergene processes. A few deeper massive sulphide intersections in the western lenses, for example in section 1715500N and nearby sections, have higher Zn grades near the base of the lens (the Wedge lens). The zonation of the Zn grades suggests that the western lens faces east, on the western side of an antiform.

Page | 7-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-4:    Near-Surface Geology of Bisha Main Deposit based on Drill Sections

Source: Barrie, 2004

Page | 7-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Deep weathering has affected Bisha Main Zone lenses that occur in low-lying areas by removing most of the sulphide and producing high-grade supergene blankets enriched in gold, copper, and lead in particular. The Gossan zone can vary in composition from highly siliceous and somewhat ferruginous to a massive goethite–hematite–jarosite gossan. The depth of oxidation appears to be approximately 30 m to 35 m in outcrop areas, but is variable in sand-covered areas. Supergene sulphides are present at 35 m to 65 m depth, with accompanying carbonate, sulphate, phosphate, silicate, halide, and native base metal minerals.

The oxidation of the massive sulphides generated strong acid solutions that have progressively destroyed the sulphides and host rock. A horizon of extremely acid-leached material or “soap” has developed between the oxide and supergene/primary domains.

To the west of the massive sulphide lenses of the Bisha Main Zone, there is a zone of copper mineralization, the Hanging Wall Copper Zone, which is located in the structural hanging wall of the Bisha Main Zone. Due to folding deformation, the mineralization is located in the stratigraphic hanging wall to the massive sulphide lenses. The Hanging Wall Copper Zone is, largely restricted to the supergene horizon. The Hanging Wall Copper Zone has a north–northeast strike, and converges towards the Bisha Main Zone towards the north. The drill hole intercepts have down-hole thicknesses varying from 2.7 m to 63.5 m.

The four principal domains of mineralization within the Bisha Main Zone include:

· A near-surface oxide/gossan

· A horizon that has been subjected to extreme acidification[1] (acidified)

· A supergene copper-enriched horizon

· A primary massive sulphide horizon.

The ferruginous to massive goethite–hematite–jarosite gossan is the remnant of surface oxidation of the massive sulphides. It consists of a large mound of red–brown oxide material ranging from fine sand to dense cobbles and boulders, distributed randomly or as groups or possible remnants of stratigraphic “horizons”. The boulders and cobbles are usually extremely siliceous. The depth of oxidation is variable but appears to be in the order of 30 m to 35 m in outcrop areas. The unit has a high gold content; the relatively low base metal values (copper, zinc) are due to leaching during oxidation. Banded, white, opaque, quartz veins ranging up to 0.5 m in thickness and several metres in length may occur in some of the gossans.

1 Acidification of the massive sulphides and host rock results in remnant clay and silica, which is logged as ACID or SOAP rock codes.

Page | 7-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Flanking the gossan is a breccia unit, which appears to be a product of oxidation, lateritic weathering, and desegregation of the original rock as opposed to being a structural feature. The unit is mostly quartz breccia or silicified fragments within oxidized material.

The acidified horizon is the result of the extremely acidic nature of the oxidation of the massive sulphides that caused development of a highly leached “front,” causing very friable remnants consisting of mostly of clay and silica. The thickness of the “soap” horizon is variable ranging from 0.5 m to 6 m, and averaging 3 m in thickness. This unit has high gold and silver values but is usually devoid of significant base metal mineralization (with the exception that it can locally contain appreciable amounts of supergene copper mineralization).

The supergene mineralization is copper-enriched and occurs between 35 m to 65 m depth. As in the supergene enrichment of porphyry deposits, oxidation of the massive sulphides caused the descending waters to become acidic and leach copper and other metals. The metals were deposited generally as covellite and some chalcocite at the base of the acid and oxide domains. Sooty secondary sulphides coat and replace primary sulphides.

In the Hanging Wall Copper Zone, the mineralization is predominantly supergene copper mineralization consisting of chalcocite and covellite sulphidic stringers in chloritic-altered rocks and chalcocite, covellite and hematite in the “soap” rocks. Mineralized zones proximal to the massive sulphides appear to be quite erratically distributed. Supergene copper minerals tend to occur as a horizon gently dipping away from the massive sulphide lenses. The geometry of the mineralization is likely a result of underground fluid flow and fluctuations in the position of the paleo water-table.

Primary sulphide mineralization occurs typically below a vertical depth of 60 m to 70 m. Sulphide minerals are predominantly pyrite, with some sphalerite and chalcopyrite. Sphalerite appears to be more abundant at the south end of the Bisha Main Zone deposit.

Textures include semi-massive, massive, banded/laminated, minor folds, clasts, and disseminated sulphides within chloritized volcanics.

Reflected light microscopy on polished sections collected from massive sulphide were found to be composed of either pyrite-rich fragments embedded in a pyrite-sphalerite-trace galena, chalcopyrite, minor gangue (quartz, feldspar, sericite, and carbonate) matrix, or coarse grained pyrite with interstitial chalcopyrite, trace sphalerite, and minor gangue (quartz, feldspar, sericite, and carbonate).

Figure 7‑5 to Figure 7‑7 illustrate typical sections through the Bisha Main Zone deposit. The sections illustrate the angle of intersection of the drill holes with the mineralization and the different mineralized domains.

Page | 7-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-5     Section 6050N Through Bisha Main Zone (Looking North)

Author: M. Waldegger, 2012.

Page | 7-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-6:    Section 5800N through Bisha Main Zone (Looking North)

Author: M. Waldegger, 2012.

Page | 7-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-7     Section 5450N through Bisha Main Zone (Looking North)

Author: M. Waldegger, 2012.

Page | 7-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

7.3.2	Harena

The Harena deposit has been traced over a strike length of 400 m Figure 7‑8 and is interpreted to be a northwest-dipping, tabular massive sulphide body, closed off by drilling to the northeast, but open to the southwest.

The host rocks to the Harena deposit are a bimodal, hydrothermally-altered suite of basalts and rhyolite-dacite volcanics. The stratigraphic succession has appreciable siliciclastic rocks up-section to the west, and is dominated by rhyolite and dacite tuffs proximal to the deposit with minor intercalated basaltic rocks. The deposit has a distinct footwall that contains kyanite and andalusite, and both minerals are often noticeably chloritized. The kyanite and andalusite are interpreted to have formed following metamorphism of aluminium-bearing seafloor sediments. There is an obvious graphitic component to some of the massive sulphide intersections. A number of late dykes have cut the near surface mineralization at Harena, making determinations of the actual widths of the zone difficult.

Surficial weathering processes have produced three distinct zones of mineralization. These include a surface oxide/gossan overlaying a very thin secondary supergene horizon, which grades into a primary massive sulphide horizon at depth.

The primary massive sulphides are predominantly made-up of fine to medium-grained subhedral to anhedral pyrite with interstitial and/or enriched layers of sphalerite and chalcopyrite.

The gossanous horizon contains frequent anomalous levels of gold and silver. The depth of oxidation appears to be on the order of 45 m to 50 m. Both the oxide and sulphide mineralized zones are approximately 400 m in length and vary in thickness between 5 m and 15 m. Vertical sections through the deposit are shown in Figure 7‑8 to Figure 7‑11.

In the opinion of the QP, the deposit settings, lithologies, and structural and alteration controls on mineralization at Harena are well understood, and the geological understanding is sufficient to support Mineral Resource and Mineral Reserve estimation.

Page | 7-14

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-8:    3-D View of the Harena Deposit Looking SE, Solid Models of Mineralization Types

Note: Oxides shown in orange, Supergene shown in blue and Primary shown in Red

Page | 7-15

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-9:    Harena Deposit Vertical Section Looking Northeast, Gold Grades

Note: Oxide outline shown by orange line, oxide to primary contact shown as a red line, supergene zone shown in dark blue and primary zone shown in light blue. Topography is shown at the top of the figure in light blue. The blocks are color coded by ranges of gold grades in g/t.

Page | 7-16

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-10: Harena Deposit Vertical Section Looking Northeast, Zinc Grades

Note: Oxide outline shown by orange line, oxide to primary contact shown as a red line, supergene zone shown in dark blue and primary zone shown in light blue. Topography is shown at the top of the figure in light blue. The blocks are color coded by ranges of gold grades in g/t.

Page | 7-17

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-11:       Harena Deposit Vertical Section Looking Northeast Copper Grades

Note: Oxide outline shown by orange line, oxide to primary contact shown as a red line, supergene zone shown in dark blue and primary zone shown in light blue. Topography is shown at the top of the figure in light blue. The blocks are color coded by ranges of gold grades in g/t.

7.4	North West Zone Exploration Target

The North West (NW) Zone, located approximately 1.5 km north of the Bisha Main Zone, is interpreted by Greig (2004) to be another exposure of the same mineralized horizon that hosts the Bisha Main Zone. The NW Zone has been traced over a strike length of 650 m and is open to the northeast and southwest (Figure 7‑2).

The mineralized zone is currently interpreted to be a doubly plunging, northeast–southwest-trending, tight antiform. The axis of the antiform is interpreted to be at a vertical depth of 30 m to 50 m. The thickness of the massive sulphide lenses intercepted in the drill holes is variable, ranging from less than 5 m to 70 m. The massive sulphide mineralized horizon appears to have been thickened in the nose of the antiform. The width of the deposit measured between the interpreted limbs of the antiform,varies from 100 m to 175 m (Figure 7‑12).

Page | 7-18

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The host rocks to the mineralization are predominantly rhyolites and altered rhyolites. Basalts occur to the east of the deposit, similar to the stratigraphy identified at the Bisha Main Zone. The rhyolites occur principally as tuffs, with minor blocky flows and agglomerates found immediately west of the NW Zone. These rocks are cross-cut by several generations of mafic and felsic dykes, some of which contain significant gold content.

Oxide and supergene mineralization is lacking or limited in extent with the majority of the base metal mineralization occurring between 30 m and 150 m of surface. The majority of the massive sulphide intersections typically contain 0.3% Cu to 1% Cu mineralization, with the supergene zone generally having a higher copper content than the primary zone. Zinc mineralization is not significant over most of the NW Zone, except on the southwestern most drill section completed (NW-008 and NW-015). Additional drilling is required to further define the extent of the zinc mineralization to the southwest. Geological interpretation indicates that a zinc-rich lens of massive sulphides intersected in drill holes NW-08, NW-015, NW-023, NW-024, NW-025 and NW-026 is likely a separate, mineralized body in the hanging wall of the main, largely pyritic, body (Figure 7‑12).

The discontinuous nature of the massive sulphides and the limited drilling completed to date makes interpretation of true widths difficult.

Page | 7-19

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-12: Geological Cross-Section, NW Zone

Source: Figure courtesy BMSC, 2010.

Note: Blue Outline represents zinc-rich sulphide lens. Red outline represents pyritic sulphide lens. Drill hole traces are colour coded by lithology. Red drill hole intercepts are massive sulphide. This interpretation does not reflect recent drilling.

Page | 7-20

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The supergene zone at the NW Zone contains secondary base-metal oxide, carbonate, sulphate, phosphate, silicate, halide, and native base-metal minerals. This zone is characterized by dissolution of carbonate minerals, thus creating voids and increasing porosity, the coating of primary sulphides with sooty secondary sulphides, and the replacement of primary sulphides by secondary sulphides.

The primary sulphide zone is generally encountered below a vertical depth from surface of 60 m to 80 m. The primary massive sulphides predominantly comprise subhedral to anhedral pyrite with very fine interstitial chalcopyrite and lesser sphalerite. Minor galena is noted locally. Sphalerite banding, similar to what is seen at the Bisha Main Zone was encountered on the southwestern-most section drilled (NW-008 and NW-015). Gypsum veins are frequently intersected within the massive sulphide body.

Gold mineralization has been intersected in at least four different rock types (quartz veins, at the massive sulphide contact, mafic, and felsic dykes) associated with the supergene and primary sulphide horizons. In all instances, strong chlorite alteration is apparent, and disseminated sulphides are present.

Figure 7-13 illustrates primary domain copper grades in drill holes on a cross-section through the North West Zone.

In the opinion of the QP, the North West Zone is at an earlier stage of exploration, and the lithologies, structural, and alteration controls on mineralization are currently insufficiently understood to support estimation of mineral resources. Significant drilling had been completed in 2011 and 2012, however core logging and assaying are only now being completed due to previous higher priorities placed on logging and sampling for Bisha Main and Harena to support the current mineral resources and mineral reserves.

Page | 7-21

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 7-13: North West Zone, East-West Oriented Section 7 Looking North

0.00 X
100.00 X
-20 0 20 40 60
Scale 1:1000
NW-019
NW-021
NW-020
B-075
B-073
West
East
500.00 Y
400.00 Y
0.077
0.01
Drill Hole Traces
Cu (%)
Au (g/t)
Mineralization
Oxides
Primary
Copper Composites
> 3%
1.0 - 3%
0.5 - 1.0%
0.25 - 0.5%
0.01 - 0.25%

Source: Figure courtesy BMSC, 2010.

Page | 7-22

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

8	Deposit Types

The Bisha Main Zone is a large precious and base metal-rich volcanogenic massive sulphide (VMS) deposit. The NW Zone and Harena are small to medium size VMS deposits. The Hambok deposit, which is located on the Mogoarib Property and subject to a purchase agreement by BMSC (news release August 1, 2012), is a relatively large low-grade base-metal VMS deposit.

Pertinent deposit model types would be Noranda/Kuroko (Franklin et al., 1981) or bimodal-siliciclastic VMS deposits (Barrie, 2004). The Matagami deposit in the Matagami VMS District in Quebec is a relevant and comparable deposit given the size (25 Mt), host rocks, proximity to a mafic complex, and several other features (Barrie, 2004).

Noranda/Kuroko VMS Deposit Model

Noranda/Kuroko style volcanogenic massive sulphide deposits are noted for their high-grade polymetallic nature, associated precious metal content, moderate to large tonnages, and occurrence of multiple lenses or horizons within mineralized districts. Key characteristics of Noranda/Kuroko-style volcanogenic massive sulphide deposits (after Höy, 2004) are:

· marine volcanism, formed during period of felsic volcanism in an andesite or basalt dominated succession

· associated with faults, grabens, and prominent fractures

· associated with felsic or intermediate (or both) volcanic rocks including epiclastics

· polymetallic (copper, lead, zinc plus gold and silver) massive sulphide deposits

· massive to well-layered sulphides, sedimentary textures

· quartz, chlorite, sericite alteration near the deposit centre to clay, albite, carbonate minerals further out

· one or more lenses within felsic volcanic rocks in a calc-alkaline bimodal arc succession

· Cu-rich base, Pb-Zn rich top

· low-grade stockwork zones underlie lenses

· barite and chert layers, lateral gradation into chert horizons.

Each of these features is present at Bisha with the exception of the host volcanic rock geochemistry, which is subalkaline (Greig, 2004).

Page | 8-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Franklin et al. (1981) presented a schematic section of the Kuroko volcanogenic massive sulphide deposit model (Figure 8-1).

Figure 8-1:    Kuroko-Style VMS Deposit Model

Note:      Modified from Franklin et al., 1981 by Singer and Mosier 1986.

The model is simple relative to the geological model of Bisha; the deformation, near-surface oxidation, and regional metamorphism at Bisha could easily have masked the Kuroko-style alteration pattern and stockwork zone shown in Figure 8-1.

Page | 8-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Tonnage and grade estimates to date for the Bisha Main Zone deposit indicate the deposit is larger than most of the typical Kuroko VMS deposits based on grade–tonnage models by Singer and Mosier 1986; (Figure 8-2A). The precious metal and base metal grades of the Bisha Primary Domain mineralization are in the higher percentiles for the grade-tonnage models (Figure 8-2B and Figure 8-2C). The base metal grade-tonnage models are not shown.

Bimodal Siliciclastic VMS Deposit Model

Barrie and Hannington (1999) have proposed a five-part classification system for VMS deposits based on host rock composition. Two of the types potentially describe the Bisha Main Zone deposit: bimodal siliciclastic, or mafic siliciclastic. Barrie (2004) visited the Project and concluded that the bimodal siliciclastic model was most appropriate. Mapping by Greig (2004) also indicated that the host rock is principally felsic volcanic rock (variably altered felsic lapilli, lapilli ash tuffs, crystal tuffs, and minor felsic dykes).

Many characteristics of the Kuroko VMS deposit model also apply to the bimodal siliciclastic VMS model. Bimodal siliciclastic deposits form in lithological sequences composed of roughly equal proportions of volcanic and siliciclastic rocks. Typically, felsic volcanic rocks are more abundant than mafic rocks, and are calc-alkalic in composition, while mafic rocks are of tholeiitic composition. Deposits are generally of Phanerozoic age, and are typified by the deposits of the Iberian Pyrite Belt and the Bathurst camp of New Brunswick. Barrie (2004) considers the Bisha Main Zone deposit to be similar to those of the Iberian Pyrite Belt.

Barrie (2004) developed a VMS model for the Bisha Main Zone deposit as shown in
Figure 8-3. The model incorporated local features such as the Bisha Gabbroic Complex and dominantly felsic and siliciclastic host rocks.

Page | 8-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 8-2:    Kuroko Style VMS Grade and Tonnage Model

Source: Singer and Mosier, 1986

Figure 8-3:    Bisha Bimodal Siliciclastic VMS Model Schematic

Source: Barrie, 2004.

Page | 8-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Bimodal siliciclastic deposits represent the largest VMS tonnage. However, on average, they have the lowest copper (1%) and the highest led (1.8%) metal content of the five deposit types (Barrie and Hannington, 1999), while also having relatively high zinc (4%), high silver (90 g/t), and low gold (1 g/t) contents.

Franklin (1998) described deposits of the Iberian Pyrite Belt and noted that they are characterized by great lateral continuity of mineralization, as well as lack of extensive alteration. Both characteristics appear to have relevance to the Bisha Main deposit. The Iberian Pyrite Belt deposits range from small lenses of a few million tonnes to very large bodies that contain over 100 Mt.

Page | 8-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

9	Exploration

Exploration activities on the Property have included geological mapping, geochemical sampling, geophysical surveys, and drilling, and are summarized in Table 9-1. Exploration activities and results are discussed in the following subsections; drilling results are discussed in Section 10.

Activities were conducted by BMSC personnel, or by consultants and contractors appointed by Nevsun.

9.1	Grids and Surveys

The coordinate system used for all data collection and surveying is the Universal Transverse Mercator (UTM) system, Zone 37 and geographic coordinates in WGS84 (World Geodetic System 1984).

During the 1999 exploration program, Nevsun established a local grid (not based on UTM coordinates) over the gossan area with a base line 5.9 km in length oriented at an azimuth of 010° from magnetic north. Individual lines were usually spaced 200 m apart and were of variable length.

The local grid constructed at the beginning of the 2003 program conforms to the UTM coordinate system with a baseline oriented at 0° and cross-lines oriented 090°. Cross-lines were usually spaced 100 m apart, except over the Bisha Main Zone where gridlines were spaced 25 m apart for drilling.

9.2	Geological Mapping

Geological mapping was completed to provide information on outcrop and gossan extents, geological units, and structure, at scales ranging from regional to property, including 1:50,000; 1:10,000; 1:5,000; 1:2,500; and 1:1,000.

Page | 9-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 9-1:     Summary of Work Completed

Year	Phase	Company	Type of Work	Description
1996		Ophir Ventures	Regional Grassroots Exploration	Prospecting, mapping, and sampling
1998		Nevsun	Property Evaluation	Property examination and acquisition
1998		Nevsun	Property Grassroots Exploration	Reconnaissance scale geological mapping (1:50,000), geochemical stream sediment sampling
1999		Nevsun	Geophysical Surveys	Geophysical surveys - MaxMin horizontal loop EM and magnetometer
			Geological Mapping	Property scale (1:5,000)
			Geochemical Sampling	Soil sampling on three grid lines
2002		Nevsun	Drilling	6 core drill holes (B-01 to B-06) totalling 759.0 m
			Geological Mapping	Discovery outcrop area (1:1,000)
2003	I	Nevsun	Drilling	47 diamond drill holes (B-07 to B-53, B-02a) totalling 6,722.6 m
			Trenching	36 trenches sampled and mapped
			Geophysical Surveys	Airborne EM and magnetometer (325 sq km), pulse EM and ground magnetometer (73.5 line km), gravimetric survey (40 km)
			Geological Mapping	Deposit scale (1:1,000), property scale (1:2,500) and regional scale (1:10,000) geological mapping
			Geochemical Sampling	Stream sediment (165 samples), soil (39 samples), termite mound (115 samples), auger and pit (33 samples)
			Petrographic Study	11 thin sections by Vancouver Petrographics
			Metallurgical Testing	2 oxide samples, 2 copper supergene mineralization and 2 primary mineralization samples
			Bulk Density	260 samples determined on site, 44 samples sent to ALS Chemex for determination
2003	II	Nevsun	Drilling	93 core drill holes (B-54 to B-146, and deepen B-40) totalling 11,750.8 m
			Drilling	2 air blast holes for water wells completed by Eritrean Drilling
			Geophysical Surveys	Pulse EM, horizontal loop EM (151 line km), gravimetric survey (107.6 km)
			Geochemical Sampling	pH soil survey, soil sampling (40.3 line km), whole rock (REE), regional prospecting
			Metallurgical Testing	2 oxide samples and 2 copper supergene mineralization samples at PRA in Vancouver, some minor work at Kappes Cassidy in Nevada

Page | 9-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Year	Phase	Company	Type of Work	Description
			Petrographic Study	13 thin sections by Vancouver Petrographics
			Bulk Density	611 samples determined on site, 68 samples sent to ALS Chemex for determination
2004	I	Nevsun	Drilling	163 core drill holes (B-147 to B-309) totalling 28,879.50 m
			Drilling	42 reverse circulation drill holes (BRC-01 to BRC-42) totalling 2,097.3 m
			Drilling	9 combination reverse circulation with drill core holes tails (BRCD-26,27, 32 to 34, 37,38, 41 and 42) totalling 308.70 m
			Drilling	15 reverse circulation holes for water wells totalling 768 m
			Geophysical Surveys	Gravimetric survey, 65.2 line km
			Geological Mapping	Deposit scale (1:1,000) mapping and regional prospecting
			Geochemical Sampling	Soil sampling (111.6 line km), Whole Rock (REE), prospecting
			Petrographic Study	16 thin sections, 2 polished sections
			Bulk Density	311 samples determined on site, 697 samples sent to ALS Chemex for determination
			Geotechnical Work	All drill core oriented
			Environmental	Base line study implemented
			Metallurgical Testing	2 primary sulphide samples tested at PRA in Vancouver
			Hydrological	Studies commenced
			Archaeological	Studies commenced
			Physical Properties Tests	On selected core samples of massive sulphide by JVX Geophysics
2005		Nevsun	Drilling	112 diamond drill holes totalling 16,074.3 m
			Petrographic Study	10 thin sections by Vancouver Petrographics
			Geochemistry	Whole rock analyses, petrographic studies, soil sampling
			Feasibility Studies	Metallurgical sampling, test work, geotechnical studies, other studies
			Geological mapping	Deposit scale (1:1,000) Harena and proposed tailings containment area
			Geophysical surveys	Gravity, HLEM, ground magnetometer

Page | 9-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Year	Phase	Company	Type of Work	Description
			Hydrological	Ongoing studies
			Archaeological	Ongoing studies
			Trenching	5 trenches at Harena (166.5 line m)
			Geotechnical Work	All drill core oriented, point load and packer testing
			Metallurgical Testing	1 bulk sample of primary sulphide tested at SGS Lakefield in Canada
			Bulk Density	Harena and NW Zone prospects
			Geotechnical Pit Excavation	59 pits in areas of the proposed processing plant, accommodation and tailings dam
2006		Nevsun	Drilling	8 core drill holes totalling 1,680 m
			Feasibility Studies	Metallurgical sampling, test work, geotechnical studies, other studies
			Geochemistry	Soil geochemistry on the NW Barite, HW copper zone, target 4 to target 9 geophysical anomalies
			Geophysical Surveys	IP/Resistivity survey, Harena, NW zone, NW Barite Hill and south of Bisha Main deposit
			Trenching and Pitting	9 trenches on gold in soil anomalies and HW copper zone, 14 pits excavated HW copper zone
			Geological mapping and prospecting	Regional scale
			Exploration of a source of Aggregate	42 test pits in a basaltic dike
			GPS Surveys	Proposed mine site, roads to Massawa and port area
2007		BMSC/Nevsun	Geophysical Surveys	Gravimetric survey, 13.5 line km. Target 9 area
2008		BMSC/Nevsun	Prospecting	Targets 4 and 9
			Pitting	Targets 4 and 9, Bisha South and NW Barite Hill. 10 pits
			Trenching	Targets 4 and 9, Bisha South and NW Barite Hill. 6 trenches for 466 line m.
			Geological Mapping	Target 9 area 1: 2000 scale
2009		BMSC	Geophysical Surveys	Gravimetric Survey, 32 line km
			Drilling	17 diamond drill holes totalling 2,163.5 m
			Geological Mapping	Northwest of T9 area 1 : 5000 scale
			Geotechnical Work	9 oriented drill core holes and point load testing
			Metallurgical Testing	Bulk sampling of supergene material tested at Mintek in South Africa

Page | 9-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Year	Phase	Company	Type of Work	Description
2010		BMSC	Drilling	47 core drill holes totalling 4,366 m
			Geophysical Surveys	Gravimetric survey, 70 line km. South Tabakin (33 line km) and NW Barite Hill (37 line km)
			Petrographic Studies	6 thin sections by Vancouver Petrographics & 11 polished thin sections by Carleton University
2011		BMSC	Drilling	167 core drill holes totalling 33,787.5 m (including geotechnical and metallurgical holes below)
			Hydrogeology	2 water bore holes drilled at Harena
			Metallurgy	4 core drill holes (2 at Bisha and 2 at Harena) for oxide and sulphide metallurgical tests
			Geotechnical	10 oriented drill core holes (6 at Bisha and 4 at Harena) for geotechnical test work
		Acadia University	Geochemistry	686 whole rock lithogeochemistry samples from drill core
2012		BMSC	Drilling	37 core drill holes totalling 6838.7m (including geotechnical and metallurgical holes below)
			Geotechnical	12 oriented drill core holes totalling 3,046.5 m and UCS, DST and Brazilian tests
			Metallurgical	12 core drill holes totalling 819.2 m for HW copper and supergene metallurgical tests

9.3	Geochemical Sampling

9.3.1	Stream Sediment Sampling

Nevsun carried out stream sediment sampling in 1998, covering an area of 100 km². In 2003, 165 stream sediment samples were collected at an approximate density of one sample per square kilometre.

The stream sediment surveys were considered an effective method of delineating areas with potential for base and precious metal mineralization. The main anomalous areas for copper, lead, zinc, and gold based on the combined 1998 and 2003 results were the Okreb area (outside of the current Bisha Exploration License), the Bisha Main Zone southwards towards the Harena area, and the NW Barite Hill area.

9.3.2	Rock Chip Sampling

During mapping and prospecting of the area, 461 rock chip samples were collected. The samples were used to help vector in on prospective areas for VMS mineralization.

Page | 9-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

9.3.3	Soil Geochemical Sampling

In 1999, soil samples were collected over the Bisha gossan outcrop (Nevsun 2003) and showed a distinct base metal anomaly. The samples were not analyzed for gold.

Between 2003 and 2006, 14,069 soil samples were collected and used to investigate geophysical anomalies, often in areas with minimal or no outcrop, and defined geochemical anomalies over selected geophysical targets and zones of known mineralization.

Initial soil sampling was performed in 2003, comprising orientation soil, termite mound, auger, and pit sampling. During the second exploration campaign in 2003, 40.3 line km of soil sampling was completed over the NW Barite Hill, Bisha Main and Harena areas. Based on the results of the orientation soil sampling, soil samples were collected at a shallow depth of no more than 10 cm at intervals spaced 25 m apart along grid lines spaced 50 m to 100 m apart. The grid lines were surveyed using a differential GPS unit.

Soil sampling in 2004 comprised 111.6 line-km completed over the Bisha Main Zone, Harena, and NW Barite Hill areas. The soil sampling resulted in the definition of a coincident multi-element gold, silver, and let, anomaly over the Bisha Main Zone deposit.

At Harena, anomalous Cu, Pb, Zn, Ag, and Au values were identified in the south–central portion of the gridded area. At NW Barite Hill, the analytical results of the soil geochemical survey defined a widespread coincident Cu/Zn soil anomaly with subdued, weakly coincident, gold, silver, and led.

As part of the 2005 exploration program, additional soil sampling (5,005 samples) was completed southwest of the Harena prospect, east of the Bisha Main Zone, and over the proposed tailings containment area in order to complete area coverage, or close-off previously-defined anomalous geochemical results.

Over the NW Zone grid, 843 soil samples were collected. For many of the contoured elemental plots, the highest values were present immediately west of the prospect; this represents an area where the footwall rhyolites rise to the surface, as the massive sulphide component of the deposit is at 30 m to 50 m depth, trending north–northeasterly, and plunging shallowly to the north.

The Harena area was covered by a grid for soil and geophysical surveys. In total, 2,724 soil samples were collected over this target. Three targets were identified on the Harena soil sample grid; these three soil anomaly areas may indicate the presence of VMS mineralization at depth:

Page | 9-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· At 1707000N/335450E, or approximately 750 m in the stratigraphic hanging wall from the Harena deposit, highlighted by all of the metals analyzed, except Cu and Fe

· At 1705300N/333850E, or 2.7 km southwest along strike from the Harena deposit, highlighted by Cu, Zn, Hg, S, and U

· At 1710000N/336750E, highlighted weakly by Cu, Fe, and Mo.

During 2006, soil samples were taken on the Target 4, 6, 7, 8, and 9 geophysical anomalies (Figure 9-2). Targets 4 and 9 returned anomalous geochemical signatures; Targets 6, 7, and 8 did not.

Additional sampling was performed over the North West Zone, NW Barite Hill, and the Hanging Wall Copper Zone.

At the Bisha Main Zone deposit, additional soil samples were collected on a 100 m x 100 m grid spacing to complete the geochemical coverage of the interpreted location of the Hanging Wall Copper Zone. The limited add-on sampling at the Bisha Main Zone did not enhance the soil geochemical picture of the area to any great extent.

Additional soil sampling was completed over the NW Zone, extending the soil coverage westward. Grid lines were placed using hand-held GPS units in combination with chaining and back sight methods. Soil samples were collected at a shallow depth of no more than 10 cm along the grid lines at 25 m station intervals. Results from the samples collected show a continuation of the previously-defined mineralization trends. The Au-in-soil geochemical trend appeared to continue to the southwest and remains open in this direction. The Cu-in-soil geochemical anomaly appears to trend towards the Cu-in-soil anomaly defined over the Bisha Main Zone deposit. Additional, infill sampling remains to be completed to provide complete coverage between the Bisha Main Zone and NW Zone soil grids.

Soil sample coverage over the NW Barite Hill was resurveyed northward from UTM 1716800N to the northern exploration licence boundary, to provide coverage on 100 m x 100 m grid lines. The area was resampled because the previous analytical method used had a higher detection limit than the remainder of the survey data for the Project, making levelling of the analytical data problematic. The coverage area was also extended to conform to the soil geochemical coverage to the south. There were no significant soil geochemical anomalies detected.

9.3.4	Termite Mound Sampling

Over an approximate area of 55 km2, 107 termite mound samples (including four duplicates) and 8 auger samples of the mounds were collected. The termite sampling provided some additional geochemical information but was limited to areas with mounds.

Page | 9-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

9.3.5	Soil pH Geochemical Sampling

Soil geochemical surveys that collected pH signatures were conducted over the known Bisha Gossan to test the theory that a pH measurement can identify the change in pH related to the presence of massive sulphides (and related generation of acid conditions related to oxidation of the sulphides) even below alluvial cover. Nevsun found that the pH technique works very well in the delineation of known sulphide mineralization in alluvial-covered areas and considered that it may be used to define new targets. Unfortunately, the survey reacts to a wide variety of types of underlying chemical differences and thus produces a large number of anomalies that need to be prioritized.

9.3.6	Auger Geochemical Sampling

During 2003, 39 samples (23 soil samples and 16 auger samples) were collected to test the hand auger as a geochemical sampling tool. Auger sampling was not determined to be advantageous and therefore was not continued.

9.4	Remote Sensing and Satellite Imagery

Two remote sensing studies have been performed.

Nevsun prepared Landsat images of the area in 1998. Using the Landsat image with a translucent (30%) topographic overlay, a preliminary interpretation was made of the immediate Bisha occurrence area. The interpretation focused on structural features that were subsequently plotted on the geology map as well as the preliminary gravity maps.

During 2003, Earth Resource Surveys Inc. (ERSI) based in Vancouver, completed a remote sensing investigation for the Bisha Project and western Eritrea. The survey mapped alteration types and interpreted major structural features using different Landsat bands, and highlighted alteration and structural trends (Chisholm et. al., 2003).

9.5	Geophysics

9.5.1	Ground Geophysics

Horizontal loop and pulse electromagnetic (EM) surveys were completed in 1999, 2003, and 2005. Most of the electromagnetic surveys were successful in delineating mineralization and other features.

Magnetometer surveys were completed on portions of the Project in 1999, 2003, and 2005. The magnetometer surveys showed lithological contrasts and anomalies over the Bisha Main Zone but generally features were less distinct than the electromagnetic surveys. Chisholm et al., (2003) observed north–northeast-trending features that were interpreted to show that a fault zone that transects the Bisha Main Zone deposit.

Page | 9-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Gravity surveys were carried out during 2003, 2004, 2005, 2007, and 2009. The filtered residual gravity surveys provided good definition of the Bisha Main Zone, NW Zone, and Harena massive sulphide mineralization.

In December 2005, Nevsun conducted a reinterpretation of previous airborne geophysical surveys and ground geophysical surveys. Induced polarization (IP) and resistivity surveys were carried out over the Harena, NW Zone, and NW Barite Hill prospects, and over the area to the south of the Bisha Main Zone. The results of the IP/resistivity surveys showed a distinct low resistivity anomaly coincident with the massive sulphide body at the NW Zone. At Harena, there is a low amplitude resistivity anomaly associated with the sulphide mineralization. The IP and resistivity responses at the NW Barite Hill area are characterised by weak to moderate chargeability highs with associated resistivity lows.

In April 2007, BMSC initiated a 13.5 line-km gravity survey over a newly interpreted target area on the Project referred to as Target 9. The gravity survey was conducted by MWH Geo-Surveys Inc. The survey lines were spaced 200 m apart with stations spaced at 25 m intervals along the survey lines. The gravity survey identified a weak residual gravity anomaly with coincident EM conductors. This, combined with previously-identified soil geochemical anomalies, outlined an area of potential volcanic massive sulphide (VMS) mineralization that required follow-up investigation.

In 2009, the gravity survey was extended to the southwest corner of the exploration licence, with an additional 32 line-km of data collected (Figure 9-1). The survey provided further definition of gravity highs to the southwest and along strike of the Harena deposit. Ongoing analysis of the data should help further identify exploration targets in the area that may have potential for VMS mineralization.

In 2010, gravity surveys were initiated in two areas; a 37 line-km survey over the NW Barite occurrence and a 33 line-km survey in an area directly south of the Tabakin hills, south of Bisha. The survey lines were spaced 200 m apart with stations spaced at 25 m intervals along the survey lines. Results of the survey south of the Tabakin hills identified two gravity anomalies associated with mafic intrusions. The survey at the NW Barite occurrence identified two strong gravity anomalies which were drilled in June 2010 intersecting mafic tuffs with no significant mineralization. Survey results are shown in Figure 9-1.

MWH Geo-Surveys Inc. performed the gravimetric surveys in 2009 and 2010.

Page | 9-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 9-1:    2010 Gravity Survey Results

Residual Gravity; Bisha Region, Eritrea
Bisha Mining Sh. Co.
1719000
1718000
1717000
1716000
1715000
1714000
1713000
1712000
1711000
1710000
1709000
1708000
1707000
1706000
1705000
1704000
1703000
331000
332000
333000
334000
335000
336000
337000
338000
339000
340000
341000
1.50
1.25
1.00
0.75
0.50
0.25
0.00
-0.25
-0.50
-0.75
-1.00
-1.25
-1.50
UTM Zone 37N, WGS84
Bouguer Density 2.5 gm/cc
Terrain Corrections to r=1,500m
MWH Geo-Surveys, Inc.

Source: Figure courtesy Nevsun.

Page | 9-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

9.5.2	Aerial Geophysics

In March 2003, a combined airborne EM and magnetometer fixed-wing survey was conducted over an area of approximately 325 km2. The survey identified a number of horizons that were considered prospective for VMS mineralization.

In December 2005, Nevsun reinterpreted the 2003 airborne EM survey, resulting in several priority areas being demarcated for further work. Several priority VMS targets were identified (marked as second-tier anomalies on the map), as shown in Figure 9-2.

The Target 4 area, located immediately to the west of the NW Zone, exhibits a coincident airborne electromagnetic and residual gravity anomaly. The position of the anomaly is marked on the ground by an abundance of gossanous boulders, suggesting the presence of massive sulphide mineralization.

Target 9 is located approximately 5 km to the southwest of the Bisha Main Zone deposit. Soil sampling over the area indicated by the airborne electromagnetic responses returned anomalous results from multiple elements. The area is considered prospective for VMS mineralization.

9.6	Pits and Trenches

In 2003, a series of 36 trenches were excavated over various parts of the Bisha Main and North West Zones. Rock samples returned elevated base metal and precious metal results.

In 2005, five trenches (166.5 m) were excavated at the Harena prospect, nine trenches were excavated in the Hanging Wall Copper Zone and the North West Zone, and 14 pits were excavated in the Hanging Wall Copper Zone. The trenches in the Hanging Wall Copper Zone intersected significant intervals of copper mineralization with rock samples returning grades ranging from 0.27% to 2.68% Cu and 0.3% to 1.33% Zn.

In 2008, Targets 4 and 9, Bisha South, and NW Barite Hill were subject to trenching and pitting, with ten pits and six trenches completed. The trenches at Targets 4 and 9 intersected mudstones and shales with varying amounts of graphite. The Bisha South trenches did not intersect any significant mineralization. At NW Barite Hill, the trenches intersected chlorite–sericite-altered schist with anomalous lead values up to a maximum of 0.23% Pb.

The trench data were not used in geological modelling or resource estimation.

Page | 9-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 9-2:    Map Showing Interpreted Location of Airborne Magnetic Anomalies

NW Deposit
Bisha Main Deposit
Harena Deposit
Residual Bouguer Gravity Image
1
2
3
4
5
6
7
8
9
10
11
12
13
Symbol Legend
Target area
Target id number
Conductive trend
see target notes in Table 2
N
1000 0 1000 2000 3000
metres
NEVSUN RESOURCES LTD.
BISHA PROJECT
Eritrea
Second Tier
Exploration Targets
332000
334000
336000
338000
340000
342000
344000
346000
348000
350000
352000
354000
1704000
1706000
1708000
1710000
1712000
1714000
1716000
1718000
1720000

Source:  Figure courtesy Nevsun

Page | 9-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

9.7	Petrology, Mineralogy, and Research Studies

Petrographic studies have been undertaken on mineralization samples, including thin and polished sections during 2003–2004. Thin section samples were collected from different types of lithology that Nevsun personnel had problems identifying during drill core logging. Two polished section samples were prepared from the primary massive sulphide lens (Bisha South), representing the zinc-rich zone and the copper-rich zone. The results of the study generally confirmed the lithological types logged by Nevsun personnel.

Over 500 whole-rock analyses were completed during 2003 and 2004 (Daoud, 2004). Winchester-and-Floyd trace-element diagrams show that the mineralization host rocks have a mafic to intermediate affinity (basaltic to dacitic chemistry). Alkali–silica diagrams (Lebas et al., 1986) show that the Bisha volcanic rocks vary from picrites (highly enriched in MgO) to rhyolites; however, the diagrams are affected by alteration, and therefore rocks plotting in the rhyolite field are probably silica-altered (enriched) intermediate rocks.

In 2005, 18 whole-rock analyses were completed on samples from the Harena prospect. The results of the study show there are two populations of basaltic (mafic) and rhyolitic (felsic) rocks.

In April 2010, Brett Atkinson, a student at Carleton University, Canada, completed a thesis entitled “A Petrographic and Microprobe Study of Oxide Gold-Silver Mineralization and Gangue at Bisha, Eritrea.” The results of the study show that the Bisha oxide zone contains very pure native gold with some silver minerals (naumanite, acanthite, and chloroargyrite). These ore minerals are hosted by a matrix of colloform goethite and hematite, quartz, traces of other silicates, barite, trace anglesite, and jarosite (mainly plumbojarosite with trace natrojarosite).

9.8	Geotechnical and Hydrological Studies

Geotechnical and hydrological programs conducted were sufficient to support mining studies, and are ongoing (see Section 16).

9.9	Exploration Potential

The Project remains prospective for VMS mineralization in addition to the deposit and prospects discussed in Section 7. BMSC has recently entered into an agreement to purchase the 97.4 km2 Mogoraib exploration license which includes the Hambok copper-zinc deposit.

Page | 9-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

10	Drilling

Drilling on the Property has been undertaken in a number of core and one RC campaign from 2002 to 2012, as summarized in Table 10-1 and shown in Figure 10-1.

Drilling comprised a total of 833 drill holes (127,014 m), of which 800 were core drill holes (124,917 m) and 33 were RC drill holes (2,097 m). Nine of the core drill holes were pre-collared as RC holes.

Drill programs have been completed primarily by contract drill crew, supervised by BMSC geological staff.

Much of the massive sulphide mineralization in the Bisha Main Zone has been well defined by drilling patterns of 25 m spaced holes on sections spaced 12.5 or 25 m apart. This density decreases with depth on the deepest portions of the primary mineralization. The deposit remains open at depth in the south, with deep intersections returning long lengths of medium- to high-grade zinc mineralization.

Page | 10-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 10-1:   Drill Hole Summary Table

Year	Phase	Range of Hole #	No. of DDH Holes	Length of DDH (m)	No. of RC Holes	Length of RC (m)	Total No. of Holes	Total Length (m)
2002	-	B-001 – 6	6	810.90	-	-	6	810.90
2003	I	B-002a, 7 – 53	48	6,724.76	-	-	48	6,724.76
2003	II	B-054 to 146	93	11,894.50	-	-	93	11,894.50
2004	-	B-147 – 309	163	28,879.50	-	-	163	28,879.50
2004	-	BRC-001 – 40*	-	-	33	1,814.40	33	1,814.40
2004	-	BRCD-026 – 42*	9	308.80	-	282.90	9	591.70
2005	I	B-310 to 367, GT-01 to 05, 04A, H-001 to 020, MET-05-01 to 04, NW-001 to 022, extend B-158	109	15,867.5	-	-	109	15,867.50
2005	II	MET-05-05 to 08, BH01 to 15, H-021 to 027 & H-021 extension	26	2,185.5	-	-	26	2,185.50
2006	-	B-368 to B-371, B-368b, NW-023 to NW-026	9	1,680	-	-	9	1,680.00
2009	-	GT-06 to GT-14, H-028 to H-044, MET-09 to MET-11	29	3,587.5	-	-	29	3,587.50
2010	I	B-372 to B-378, H-045 to H-047, NWB-001 to NWB-003, MET-12 to MET-17	19	2396			19	2396
2010	II	H-048 to H-081	34	2,448.7			34	2,448.70
2011	I	B-379 to B-399	20	2,590.9			20	2,590.9
2011	II	B-400 to B-503, NW-027 to NW-049, MET-18 to MET-19, GT-15 to GT-20, H-082 to H-086, HGT-001 to HGT-004, HMET-01 to HMET-02,	168	33,787.5			168	33,787.5
2012	-	NW-050 to NW-086, MET-20 to MET-31, GT-21 to GT-32, H-087 to H-092	67	11,754.5			67	11,754.5
Total			800	124,916.56	33	2,097.3	833	127,013.86

Page | 10-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 10-1: Project Drill Hole Location Map

332,000 mE
334,000 mE
336,000 mE
338,000 mE
340,000 mE
342,000 mE
1,720,000 mN
1,718,000 mN
1,716,000 mN
1,714,000 mN
1,712,000 mN
1,710,000 mN
1,708,000 mN
1,706,000 mN
1,704,000 mN
N
Mining License - 16.5 sq. km.
Mining Agreement Area - 39 sq. km.
Mining License - 7.5 sq. km.
Drill Collar
Contour Line
(10m Interval)
River

Source:  Figure courtesy Nevsun, 2012

Page | 10-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

10.1	Drill Methods

10.1.1	Core Drilling

Core drilling, performed between 2002 and 2012 was undertaken to provide geological, mineralogical, metallurgical, hydrological and geotechnical information on the VMS deposits.

Kluane International Drilling, a contractor based in Vancouver, BC, Canada completed diamond drilling between 2002 and 2003 using a “man-portable” drill rig. The unit uses a 1.51 m (5') long NTW core barrel (55.1 mm diameter core), which was reduced in bad ground to a BTW sized (41.0 mm diameter core) 1.52 m or 3.04 m (10') long core barrel.

Boart Longyear, a contractor based in North Bay, Ontario, Canada was used from 2003 to present. Boart Longyear used two skid-mounted wire-line rigs (Longyear 44). Each hole was collared with HQ core (63.5 mm diameter) until ground conditions necessitated a reduction to NQ sized core (47.6 mm diameter). Not all holes were reduced if the ground conditions permitted reasonable penetration or if ground conditions were not favourable for reduction to a smaller core diameter (for example, if the ground was badly fractured). In 2005, holes were collared with PQ (85.0 mm) then reduced to HQ core in order to improve recovery in the oxide zone at Bisha and Harena. In 2010 it was determined that although this method improved recoveries at Bisha, it was not successful at Harena so drilling returned to starting with HQ collars reducing to NQ.

Core barrels were retrieved by wire line. Upon retrieval, the split tube was opened by the driller’s helper, who transfers the core into a galvanized steel core box. The core was marked where it was manually broken to fit into the box. Drill depths were marked with wooden or plastic blocks.

10.1.2	Reverse Circulation Drilling

A total of 2,097.3 m of RC drilling in 42 drill holes (BRC-01 to BRCD-042) was completed during 2004; 282.9 m of this was RC pre-collars completed for nine diamond drill holes.

Major Pontil Pty Ltd., an Australian subsidiary of Major Drilling Inc., based in Queensland, Australia performed the 2004 RC drilling. They used a universal drill rig (UDR-650-P35 combination drill) with a centre-sample return, triple-wall system to drill holes with a diameter of 136 mm. Major Pontil also undertook water bore drilling during 2004.

Sample discharge and sample splitting equipment consisted of cyclone collectors mounted above Jones splitters for both wet and dry drilling. Representative samples are stored in plastic chip trays for geological logging. Each chip tray represented about 2 m of drilling.

Page | 10-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

10.2	Geological Logging

10.2.1	Core Logging

The core was transferred to the Bisha exploration camp for logging. The core logging and storage facility includes a large covered area for logging, handling, splitting, and storing of the core within the camp perimeters. The core was logged by a geologist for geological and geotechnical elements, including lithology, alteration, mineralization, structure and geotechnical information and sample recovery.

The geologist determines the sampling intervals and adheres to lithological intervals. The sample intervals were identified by waterproof tyvek tags indicating a sample interval and lumber crayon marks on the core for the beginning and end of each sample. The geologist also marked the cut line for the core cutters to follow if there was potential for an apparent bias in mineralization.

The core was photographed using a digital camera and then transferred for sample collection and/or to the core storage area.

10.2.2	Chip Logging

Chips are logged by project geologists or geological contractors. The chip trays are labelled and stored in a locked storage container located at the BMSC exploration camp. Logging was performed using standardized geological logging codes with data recorded on hardcopy logging forms that were later transferred to electronic format.

Digital back-up copies of the geologic logs are stored at BMSC’s site office, BMSC’s Asmara office, Nevsun’s head office in Vancouver and Nevsun’s off-site data storage in Vancouver. All hardcopy logs are archived in files, labeled, and stored at BMSC’s site office.

10.3	Sample Recovery

Recovery was measured from all core holes completed since 2003. Core recovery and rock quality description (RQD) were measured at the drill rig as the core was placed in the core boxes.

Recovery was observed to be highly variable and is a function of lithology, alteration, and rock hardness. Poor core recovery was observed at the near-surface mineralization in the oxide material and excellent core recovery was observed in the competent supergene and primary massive sulphide mineralization. High core loss was also common in the extremely soft “soap” lithological unit which dominates the Acid Domain. In some cases the Acid domain was inferred from intersections with no core recovery. In the case of the Oxide and Acid domains, the poor recovery could materially impact the accuracy and reliability of the estimate of grade for those domains.

Page | 10-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Recovery data was not recorded for RC drilling however, the sample volume, weight and split used was recorded for each sample, both at the drill (wet sample) and later in camp (dry sample) in an effort to determine sample loss.

10.4	Sample Length and True Thickness

Drill hole orientations were, in general, perpendicular to the strike of the mineralization however the intercept widths were typically greater than the true width. The deposit has been drilled to a sufficient density to support interpretation of mineralized boundaries. Three cross sections (Figure 7-5 through Figure 7-7) through the Bisha deposit and three cross sections (Figure 7-9 through Figure 7-11) through the Harena deposit, illustrate the density of drilling and the angle of intersection with the mineralized zones.

10.5	Collar Surveys

The drill collars were surveyed using a Trimble Pro-Mark 2 global positioning system (GPS) instrument consisting of a base station and rover unit with a radio link. The GPS unit is capable of sub-meter accuracy. BMSC placed a drill rod within cement at the collar of each drill hole to identify the hole location for all programs. The drill hole number was marked in the cement base.

10.6	Downhole Surveys

The first 18 drill holes completed at the Project have no down hole surveys. Later drill holes were down hole surveyed using acid tests, Sperry-Sun Single-Shot and Reflex instrumentation. Typically, measurements were taken at an initial 20 m depth down the drill holes and subsequently every 50 m thereafter unless hole conditions dictated otherwise.

10.7	Hydrological Drilling

Twenty-three drill holes have been completed for water wells, and to provide information on groundwater levels and flow data for the Operation.

Eritrean Core and Water Well Drilling, a local Asmara contractor, completed water bore drilling in 2003. The equipment included an Atlas Copco Aquadrill R5C and separate XRHS 385 compressor with a working pressure of 16 bars. Each hole was drilled with a 20.3 cm (8") hammer bit and lined with 15.2 cm (6") plastic perforated pipe. The space between bore and casing was filled with -0.5 cm size screened gravel.

Page | 10-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

10.8	Geotechnical Drilling

Thirty-two diamond drill holes have been completed for geotechnical evaluations on the Bisha deposit from 2005 to 2012. Four diamond drill holes have been completed on the Harena deposit in 2012. The results of the geotechnical drilling and test work are discussed in Section 16.

All drilling was completed by Boart Longyear. Core orientation was undertaken using the “spear” system in 2005, the Reflex ACT I system in 2009 and 2011, and the Reflex ACT II system in 2012. Geotechnical core logging was performed by BMSC geologists who were trained by a North American geotechnical consultant. Data from the logging includes total core recovery, rock quality designation (RQD), number of natural discontinuities, intact rock strength, and weathering grade. Detailed observations regarding the orientation, roughness and infilling of any measured discontinuities were also collected. The data from the drilling programs have been organized and compiled into a geotechnical database.

10.9	Metallurgical Drilling

Thirty-one drill holes have been completed for metallurgical test work on the Bisha deposit and two drill holes on Harena. Results of the metallurgical drilling and test work are discussed in Section 13.

10.10	Grade Control Drilling

When ground conditions allow, grade control drilling is performed using RC by an Atlas Copco ROC L8 drill rigs. Drill holes are staggered and drilled vertically to a depth of 10 m. The sample length is usually 2 m and is monitored with a gauge in the drill cabin by the driller.

When ground conditions do not allow successful drilling, grade control sampling was completed on bench floors from rip-line as described in Section 16.8. The majority of the oxide ore control to date has utilized the rip line sampling method.

Page | 10-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

11	Sample Preparation, Analyses and Security

BMSC staff has been involved with, or responsible for, the following:

· sample collection

· core splitting

· sample preparation of geochemical, pit, trench, RC, core, and grade control samples

· delivery of samples to the analytical laboratory

· specific gravity determinations

· sample storage

· sample security.

Sample analytical procedures that support Mineral Resources and Mineral Reserves were performed by independent analytical laboratories without the Company’s involvement from 1998 to the present. The run-of-mine laboratory was established by SGS Mineral Services, who trained BMSC staff as operators.

11.1	Sample Collection

11.1.1	Geochemical Sampling

None of the geochemical sampling was used in the estimate of Mineral Resources or Mineral Reserves.

Sample collection procedures for the geochemical sampling comprised:

· During 1998, stream sediment samples were sieved using a -28 mesh size and an unknown quantity of sample was shipped for analysis. In 2003, the samples were collected in pits across the active bed of the stream and sieved at the sampling site at approximately 1 mm size fraction. Approximately 25 kg of composite sample was then put in a rice bag

· Soil samples were typically collected approximately 10 cm below surface regardless of the material type at the target depth. The samples were screened using a -60 mesh and 100 to 200 g of sample was placed in a pulp or kraft sample bag and labelled with the grid coordinates

· Termite mound samples were collected in the upper part of the mound (the more recent material deposited). Approximately 8 kg of sample was then put in a bag

Page | 11-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Approximately 2 to 3 kg of sample material was collected at the bottom of the auger holes

· Two sets of pH survey samples were collected from the same sample location, one near surface at less than 10 cm depth and the other at approximately 25 cm depth. After evaluation of the results, Nevsun completed the remaining sampling on the other five lines at a depth of 10 cm. The samples were collected using a hoe or shovel tool and sieved with a -28 mesh. Approximately 100 g to 200 g of sample was collected in a kraft sample bag.

11.1.2	Pit and Trench Sampling

None of the pit or trench sampling was used in the estimate of Mineral Resources or Mineral Reserves.

The trenches were excavated to a depth of 0.5 m to 3.5 m depending on the difficulty of excavation or breaking the rock. A total of 707 samples were collected from a total of 1,402 m of excavated trenches. The trenches were mapped and then sampled by the same geologist. Channel samples were taken at 2 m intervals and respected lithological contacts.

11.1.3	Core Sampling

Within the zones of mineralization, samples lengths are generally between 1 m and 3 m. Sample intervals are determined based upon mineralogical and lithological contacts. The maximum core sample length is 12 m (only within wall rock away from mineralized intervals) and the minimum is 0.15 m.

Standard diamond cutting blades flushed with fresh water are used to halve the core. Highly broken core pieces are cut along the axis if possible or the core is split using a trowel down the middle of the tray row and handpicked or scooped to ensure representative samples are obtained. Cutting lines are not drawn on the core because of the massive nature of the mineralization. Generally the mineralization is lacking any significant banding or veining. The remaining half core is returned to the core storage area and stacked in the numerical order of the core box numbers.

The technician placed half of the core in double-lined plastic bags with the sample tag placed inside of the bag and the sample number labelled on the outside of the bag. The open bags were placed in a secure area on a gravel pad to dry in the sun prior to shipping.

11.1.4	RC Sampling

RC samples were 2 m in length. While drilling, the sample that passed through a conventional cyclone was collected in pails and then passed through a riffle splitter (two-stage SP-2 Porta Splitter). Approximately 10% of the original sample (2 kg) was obtained after the riffle splitting. The remaining sample was discarded. At the end of each drill shift the samples were transported to BMSC’s camp and deposited at the sample laboratory on the gravel pad. The open bags were placed in a secure area on a gravel pad to dry in the sun prior to shipping.

Page | 11-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

11.1.5	Grade Control Sampling

Discussed in Section 16.

11.1.6	Metallurgical Sampling

Discussed in Section 13.

11.1.7	Bulk Density Sampling

BMSC collected two types of samples to assess bulk density: drill core samples and grab samples from within the open pit.

The sampling of diamond drill core prior to 2012 for bulk density has occurred over several campaigns and different methodologies were used. AGP filtered the provided data set and considered only the samples which were tested using the wax coated immersion method. A total of 1,622 samples were considered by AGP for analysis from these holes.

A drilling campaign in early 2012 for geotechnical and metallurgical studies provided an opportunity for BMSC to collect additional samples to help characterize the bulk density of the supergene, primary and waste rock types. A total of 1,496 samples were tested for bulk density using the immersion method on these drill holes.

An additional campaign collecting grab samples along rip-lines helped resolve the bulk density of the near surface highly oxidized/weathered Oxide and Acid domains and also the waste rocks. Sample collection is ongoing and at the time of writing BMSC had determined bulk density on 1,518 grab samples using the immersion method. Although grab samples collected from in the pit might lend themselves to the possibility of selection bias, BMSC has taken great care to collect representative samples in areas where previous sampling from drill core yielded highly biased results.

Page | 11-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

11.2	Sample Preparation and Analysis

11.2.1	Analytical and Test Laboratories

Geochemical and Pit and Trench Samples

Exploration work during 1998 and 1999 used the Intertek Testing Services Bondar Clegg Laboratory (ITS Bondar Clegg), based in Asmara. Sample preparation and analytical protocols from this work was poorly documented.

During the 2003 Phase I programs, all trench, rock chip and geochemical samples, including soil and auger, stream sediment, pit and termite mound samples were shipped to the Horn of Africa Preparation Laboratory, in Asmara, which provided sample preparation services for Genalysis Laboratory Services Pty (Genalysis) of Perth, Australia. The preparation laboratory produced pulp samples that were subsequently shipped to Genalysis for analysis.

Following the 2003 Phase I program, geochemical and rock chip samples were shipped to ALS Chemex Ltd. (ALS Chemex), in Vancouver, Canada.

Core and RC Samples

Nevsun/BMSC utilized different laboratories over time for crushing, pulverization, and analytical test work as summarized in Table 11-1.

During the 2002 and Phase I of the 2003 drilling program, samples were shipped as half-core from the Bisha camp to Asmara via Nevsun trucks driven by Company personnel and forwarded to ALS Chemex in Vancouver via Lufthansa Airlines.

Table 11-1:   Analytical and Test Laboratories for Drill Samples

Period	Crushing	Pulverization	Analysis
2002 – 2003 Ph I	ALS Chemex	ALS Chemex	ALS Chemex
2003 Ph II - 2006	On-site	ALS Chemex	ALS Chemex
2009 – 2010 Ph I	Horn of Africa	ALS Chemex Romania	ALS Chemex *Romania for Au
2010 Ph II - Present	On-site	ALS Chemex	ALS Chemex

Page | 11-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

After ALS Chemex established an on-site sample preparation facility[2], in September 2003, coarse crushed (-2 mm) and split material from the core and RC drilling completed up to 2006 were sent to ALS Chemex in Vancouver for subsequent pulverization and analyses.

BMSC sent the drill core collected in 2009 and phase I of 2010 to the Horn of Africa prep laboratory in Asmara, which was run by Genalysis for sample preparation. Samples were then shipped via courier to ALS Chemex in Romania for gold analysis. The Romanian laboratory then shipped the samples to ALS Chemex in Vancouver for multi-element analysis including base metals.

In October 2010, ALS Chemex re-furbished the on-site prep facility and BMSC re-instated crushing and splitting the samples on-site prior to shipping them to ALS Chemex in Vancouver for subsequent pulverization and analyses. BMSC discontinued using ALS Chemex in Romania for gold analysis after determining there was no benefit to cost or schedule.

Check analyses on pulp duplicate materials were performed by ACME Laboratory, in Vancouver, Canada.

Grade Control Samples

Samples collected for grade control during mining were prepped on-site and analytical test work was performed at the run-of-mine laboratory.

Laboratory Certification

ALS Chemex, Genalysis, and ACME are ISO-registered and are internationally recognized analytical facilities that are independent of Nevsun and BMSC. The ITS Bondar Clegg Laboratory, based in Asmara is no longer in existence. Internationally, ALS Chemex took over Bondar Clegg in December 2001.

11.2.2	Sample Preparation

Geochemical Samples

Stream sediment samples were sieved in the field to -28 and -80 mesh sizes for the period 1998 to 1999 and 2003, and to -60 mesh during 2002 to 2003. Typically, for samples collected since 2003, a quarter split using a riffle splitter was sieved at -80 mesh (-180 µm). A 150 g subsample was pulverized (the specification for final pulverization was > 90% of the sample must be less than 200 mesh or 75 µm), and analysed for Au, platinum group elements, and a multi-element suite.

2 The sample preparation facility was designed and assembled by ALS Chemex for Nevsun.

Page | 11-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

All of the soil samples were sieved at -80 mesh (-180 µm), and a 150 g split was pulverized and analysed for Au, and a multi-element suite.

All of the termite mound samples were sieved at -80 mesh (-180 µm) and a 150 g split was pulverized and analysed for Au, and a multi-element suite.

Pit and Trench Samples

Trench samples were sieved and then followed one of two sample preparation methods. One set of samples (identified as A and B samples), were sieved at -80 mesh (-180 µm), and a 150 g split was pulverized and analysed for Au, and a multi-element suite. Samples labelled as “C” samples were crushed (> 75% of the sample must pass 10 mesh or 2 mm screen). A crushed split of approximately 2 kg was derived from the crushing process using a riffle splitter. The rest of the sample was discarded. The crushed portion was pulverized (the specification for final pulverizing is that >90% of the sample must be less than 200 µm), and a 150 g split analysed for Au, and a multi-element suite.

Rock chip and trench samples processed at the Horn of Africa Preparation Laboratory followed the following procedures:

· samples sorted and ordered numerically after receipt

· placed in a drying oven for 12 to 18 hours at between 80°C and 100°C

· samples passed through a jaw crusher to > 75% of the sample passing 10 mesh or 2 mm screen

· sample split using a riffle style splitter to a sub-sample size of between 200 g to 250 g

· sub-sample pulverized with ring and puck pulveriser to >85% of the sample passing 75 µm.

Core and RC Samples

The samples were sorted and dried in the sun in a secure area before either being crushed on site, or shipped for sample prep at ALS Chemex in Vancouver or Horn of Africa in Asmara as summarized in Table 11-1.

For samples prepped off-site, groups of approximately 20 RC or core samples were packed in large plastic bags that were then placed into plastic shipping barrels. When samples were ready to be shipped, the sample lists were combined with a sample submission form and enclosed in the plastic drums. Samples were shipped weekly. The sample information with required analytical procedures was emailed to the lab so that the sample shipments could be tracked and the laboratory was made aware of the pending arrival of the samples.

Page | 11-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Samples prepared on-site were processed at Nevsun’s fully equipped, containerized sample preparation laboratory purchased from ALS Chemex in July 2003. The laboratory was controlled, operated, and monitored by Nevsun staff and workers. The personnel working in the laboratory were typically university educated and had prior experience working in laboratory conditions.

ALS Chemex Procedures

Sample preparation at ALS Chemex in Vancouver followed these procedures:

· samples were dried at 110°C to 120°C for 10 hours to 12 hours

· entire sample was crushed with either an oscillating jaw crusher or a roll crusher to > 70% less than 2 mm (10 mesh)

· a 250 g riffle split sub-sample was pulverized using a ring mill to >85% less than 75 µm (200 mesh)

· generally ALS Chemex retained a 1 kg to 2 kg split of the reject in storage.

BMSC Sample Preparation Laboratory Procedures

Sample preparation procedures at BMSC’s sample prep lab were similar for core, RC, and grade control samples, and included:

· the samples were crushed using jaw crushers

· a 200 to 300 g riffle split sub-sample was sealed in a sample bag.

Horn of Africa Preparation Laboratory Procedures

· samples sorted and ordered numerically after receipt

· placed in a drying oven for 12 to 18 hours at between 80°C and 100°C

· samples passed through a jaw crusher to > 75% of the sample passing 10 mesh or 2 mm screen

· sample split using a riffle style splitter to a sub-sample size of between 200 g to 250 g.

Grade Control Samples

All grade control samples were prepared at the on-site prep lab prior to transferring to the ROM laboratory for pulverization and analysis. Procedures for crushing grade control samples were the same as for the drilling samples detailed above.

Page | 11-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

11.2.3	Sample Analysis

Geochemical Samples

Genalysis Laboratory Services

All samples analyzed for gold at the Genalysis Laboratory was by 50 g fire assay standard fusion method (Au by solvent extraction and flame AAS) with a 1 ppb detection limit[3].

All samples analyzed for a 25 multi-element suite analysis used a 1 g aqua-regia digestion, followed by inductively coupled plasma (ICP) optical emission spectroscopy (OES) analyses. The multi-element suite (with detection limits in parentheses) included: Ag (0.5 ppm), Al (20 ppm), As (2 ppm), Ba (2 ppm), Bi (2 ppm), Ca (0.01%), Cd (0.5 ppm), Co (1 ppm), Cr (2 ppm), Cu (1 ppm), Fe (0.01%), K (20 ppm), Mg (0.01%), Mn (1 ppm), Mo (2 ppm), Ni (1 ppm) P (20 ppm), Pb (2 ppm), S (10 ppm), Sb (10 ppm), Sc (1 ppm), Te (5 ppm), Ti (5 ppm), V (2 ppm) and Zn (1 ppm). The aqua-regia acid digestion is “total” for most base metals but is only “partial” for some of the major and minor elements.

A series of 25 stream sediment samples collected during the 2003 Phase I work by Mercier were also analyzed for platinum group elements. The method used 25 g fire assay nickel sulphide collection followed by ICP mass spectroscopy (MS). The nickel sulphide button was pulverized and sample is digested with hydrochloric acid. The platinum group elements (with detection limits in parentheses) included: Ru (2 ppb), Rh (1 ppb), Pd (2 ppb), Os (2 ppb), Ir (2 ppb) and Pt (2 ppb) (Mercier, 2003).

ALS Chemex

Soil geochemical samples were tested using ICP-MS to achieve ultra-trace detection levels on base metals and minor and major elements while gold determinations were completed with ICP-AES on a fire assay fusion (Au-ICP21) for ultra-trace detection levels.

Core and RC Samples

Most drill samples were analyzed at ALS Chemex in Vancouver with the exception for gold analyses in 2009 which were completed at ALS Chemex in Romania as summarized in Table 11-1.

All samples were analyzed for gold by a 30 g fire assay fusion (Au AAS23) and determined analytically using an atomic absorption spectroscopy (AAS) finish. Assays that were greater than the detection level (i.e., over limits) of the AAS finish (i.e., greater than 10,000 ppb) were re-assayed by a 30 g fire assay fusion (Au GRA21) and determined analytically using a gravimetric finish.

3 Mercier (2003) states that a detection limit has an uncertainty of +/-100%. In other words, a detection limit of 1 ppb implies an uncertainty of 1 ppb +/-1 ppb).

Page | 11-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Multi-element analyses were completed with 41 elements inductively coupled plasma - atomic emission spectroscopy (ICP-AES) with Nitric-HCl Digestion (ME-ICP41A). This is the method used to determine the copper, zinc, lead, and silver values. Copper, lead, zinc and silver samples that were greater than the detection level (i.e., over limits) of 50,000 ppm were re-assayed with aqua regia digestion and AAS. The 2002 drill core samples used the trace level ICP package (ME-ICP21) and were followed up with AAS for those samples that were over limits.

The few samples that were greater than the 30% detection level of AAS for base metals were assayed by wet assay titrimetric methods.

Grade Control Samples

Grade control samples were submitted to the run-of-mine laboratory on site. Samples were analysed for gold by fire-assay, using a 30 g sample.

11.3	Quality Assurance and Quality Control (QA/QC)

11.3.1	Nevsun QA/QC Protocols for Geochemical Sampling Programs, 1998–1999

The QA/QC samples used for geochemical sampling have little documentation and no presentation of the results or any corrective actions taken (if required). These samples were for the compilation of the exploration database and not part of the database supporting Mineral Resource estimation.

11.3.2	Nevsun QA/QC Protocols for Drill Programs, 2002–2005

All of the core and RC drilling programs included certified reference materials (CRMs) and also included blanks, twin sample duplicates, and coarse preparation duplicates. Each drill program report documented the protocols and results of the QA/QC program. Nevsun did not submit pulp duplicates and external check samples during the drilling program. AMEC recommended that approximately 5% of the sample pulps be submitted to a second laboratory as a check on the primary laboratory. Subsequently, Nevsun submitted 656 pulps to ACME laboratory.

Nevsun purchased the CRMs from Geostat Sample and Assay Monitoring Service, located in Australia. The reference material includes a range of low-grade, mid-grade, and high-grade precious and base metal standards with certified values and statistically-acceptable limits.

Page | 11-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The QA/QC program for the 2002 drilling included 11 insertions of a CRM. Four of the 11 insertions were not within the accepted limits. These CRMs were not used for subsequent sampling programs, after significant mineralization encountered at the Bisha Main Zone required a more substantial and thorough QA/QC program.

The QA/QC sample insertion protocol employed by Nevsun for all core and RC drill sampling subsequent to the 2002 program includes the following samples:

· six certified CRM control samples per 100 samples; three gold (B, D, and F) and three base metal (A, C, and E)

· one coarse blank sample of barren material per 100 samples; as well as, barren material randomly inserted in mineralized zones

· one quartered core “twin” duplicate sample per 100 samples

· two coarse preparation duplicates per 100 samples.

During the 2003 Phase I and II and 2004 drilling programs, a total of 1,299 insertions of CRMs were made into the sample sequence of 20,545 core and RC samples. In addition to the CRMs were 352 blanks, 225 twin duplicates, and 372 coarse preparation duplicates. In total the QA/QC samples comprise 11% of the total sample analyses.

In 2005 a total of 837 control samples were inserted within a sequence of 7,845 core samples which made up 10.7% of the total sample population. AMEC reviewed the CRM values during 2006, and concluded that the Cu, Au, Ag, Pb, and Zn accuracy at the ALS Chemex laboratory during the 2005 exploration campaign was acceptable.

The coarse blank material was sourced from near the Project. This material usually consists of limestone and/or dolomite, considered to consist of barren rock without any appreciable precious metal or base metal content. After review of the logs, sample batches, and data, AMEC noted that the blank material is not barren, and thus the true values of the blank for each metal are not known. AMEC recommended that Nevsun purchase a commercial blank for use. If the use of a coarse blank material was continued, then AMEC suggested it should be of a clean, barren material with no obvious oxidation surfaces or patches iron oxides such as limonite or hematite.

From the 2005 program, 83 samples of duplicate twin quarter core were submitted for check analysis. AMEC considered the results acceptable for twin samples and that the sampling variance for Cu, Au, Ag, Pb, and Zn during the 2005 drilling exploration campaign was satisfactory.

Page | 11-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

For the 2005 program, a total of 165 coarse preparation duplicates were collected. Results for silver, copper, lead and zinc are all within acceptable limits in AMEC’s opinion. Gold had a somewhat lower correlation coefficient indicating a nugget effect for this element.

In total, 656 check pulp duplicate samples were sent for external check to ACME Laboratory. The samples were assayed by ICP for 24 elements, including Au, Ag, Cu, Pb, and Zn. On review, AMEC noted a satisfactory level of bias for each metal (greater or equal to –5% or greater or equal to 5%). Both Ag and Pb demonstrate higher variability since the bias for each of these metals worsens or remains the same with the removal of outliers.

Check sample batches included a certain number of control samples: 21 pulp duplicates, 21 CRMs and 42 pulp blanks, to assess analytical precision, accuracy and contamination at ACME. AMEC reviewed the results and considered that the results were within acceptable ranges.

11.3.3	BMSC QA/QC Protocols for Geochemical Sampling Programs, 2006–2009

Soil, pit, and trench geochemical samples were collected during the period 2007–2009, and the programs employed a similar QA/QC method to that documented in Section 11.3.2. Duplicate samples were taken every 25 samples. The samples were sent to the African Horn Services sample preparation laboratory in Asmara and were subsequently shipped to ALS Chemex in Vancouver for analysis. The QA/QC data associated with the geochemical samples were not reviewed as they are not material to the disclosure of mineral resources and mineral reserves.

11.3.4	BMSC QA/QC Protocols for Drill Programs, 2006–2010

All of the drilling programs included certified reference materials (CRMs) and also included blanks, twin sample duplicates, and coarse preparation duplicates.

BMSC used the same CRMs purchased from Geostat as those used in the 2002-2005 drilling campaigns. The reference material includes a range of low-grade, mid-grade, and high-grade precious and base metal standards with certified values showing statistically-acceptable confidence limits.

During the 2006 drill program, a total of 26 insertions of CRMs were made into the sample sequence of 502 core samples. In addition to the CRMs were 10 blanks, three twin duplicates, and 12 coarse preparation duplicates. In total, the QA/QC samples comprised 10% of the total sample analyses.

On review, AMEC noted a satisfactory, low level of bias for each metal (greater or equal to –5% or greater or equal to +5%).

Page | 11-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

BMSC did not submit pulp duplicates or external check samples during the drilling program. AMEC reviewed the precision of the CRM samples analysed by ALS Chemex and found the analytical precision values to be satisfactory (within ±10% at the 90th percentile) with the exception of gold. Gold typically does not show high analytical precision in the presence of coarse gold or when the gold grades analysed are close to the analytical detection limit of the fire assay method.

During the 2009 drill program, a total of 50 CRM insertions were made into the sample sequence of 548 samples from 16 drill holes completed at Harena. In addition to the CRMs there were 10 blanks, 12 twin duplicates, and 9 coarse duplicate samples inserted. In total the QA/QC samples comprise 15% of the total sample analyses.

AMEC reviewed the 2009 QA/QC results and considers the accuracy of the results to be acceptable. The sub-sampling precision values obtained from the coarse duplicates are unacceptably low, although there are a low number of duplicates. The absolute relative difference precision values are shown in Table 11-2

Table 11-2:   Coarse Duplicate Analytical Precision, 2009 Drill Program

Metal	90th Percentile ARD Value
Gold (g/t)	± 22.6%
Silver (g/t)	± 18.8%
Copper (%)	± 40.9%
Lead (%)	± 11.7%
Zinc (%)	± 59.8%

During the 2010 phase II drill program, 81 CRM insertions were made into the samples sequence of 1,222 samples from 33 drill holes completed at Harena. In addition to the CRMs there were 14 blanks, 37 twin samples and 63 coarse duplicate samples inserted. In total, the QA/QC samples comprise 16% of the total sample analyses.

AMEC reviewed the 2010 results and considers the accuracy of the results to be acceptable, except for the high grade CRM (GBM900-10) which show some evidence of a negative bias. However, there are a very low number of analyses (four samples). The sub-sampling precision values obtained from the coarse duplicates are unacceptably low, although there are a low number of duplicates. The absolute relative difference precision values are shown in Table 11-3.

Page | 11-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 11-3:   Coarse Duplicate Analytical Precision, 2010 Drill Program

Metal	90th Percentile ARD Value
Gold (g/t)	± 60.5%
Silver (g/t)	± 25.6%
Copper (%)	± 21.9%
Lead (%)	± 11.2%
Zinc (%)	± 24.9%

AMEC recommends that BMSC:

· investigate the cause of the low precision in the analyses of coarse duplicate twin samples

· send 5% of the samples for check assay at an independent second laboratory

· insert pulp duplicates into the sample submissions sent to the laboratory for analysis

11.3.5	BMSC QA/QC Protocols for Drill Programs, 2011

BMSC conducted a QA/QC program that included the insertion of certified reference materials (CRMs), blanks, twin sample duplicates, and coarse preparation duplicates. AGP reviewed the compiled QA/QC dataset. In total, the QA/QC samples comprise 16% of the total sample analyses.

To be consistent, BMSC used the same CRMs purchased from Geostat as those used in with previous drilling campaigns. The reference material includes a range of low-grade, mid-grade, and high-grade precious and base metal standards with certified values showing statistically-acceptable confidence limits. Performance of the CRMs was considered acceptable by AGP. In total 619 CRM’s were submitted into the sample stream at a rate of 1 insertion per 15 samples. Twelve gold standards were used however 90% of the insertions came from six standards with grades representative of range of grades found in the deposit. In general the standards performed well, with only 2 failures being observed. Fifteen base metal standards were used however 90% of the insertions came from seven standards with grades representative of range of Cu and Zn grades found in the deposit. In general, the standards performed well, with only 10 failures being observed.

The sub-sampling at the prep lab was assessed using precision values obtained from the coarse split duplicates. BMSC inserted 476 coarse split duplicates into the sample stream. Absolute relative difference (ARD) at the 90th percentile was 13% and 20% relative difference for Cu and Zn, 27% and 22% for Au and Ag respectively. The rule of thumb is ARD values for course split duplicates should be under 20% at the 90th percentile. AGP’s opinion is the prep lab’s performance was acceptable.

Page | 11-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

BMSC collected 435 quarter core twin samples and inserted them into the sample stream. Performance is generally considered acceptable if ARD values are under 30% at the 90th percentile; however, ARD values at the 90th percentiles were 89%, 55%, 53%, 38% for gold, silver, copper, and zinc respectively. In AGP’s opinion, the performance of twin sample program was low considering the nature of the mineralization.

BMSC inserted blanks at a rate of 1 per 100 samples for a total of 103 insertions. Performance of the blanks was excellent for gold and silver; however, the failure rate of 15% and 20% for copper and zinc respectively is considered poor performance. These failures likely due to sample mix-ups and should be investigated further.

Monitoring of the QA/QC program was carried out on receipt of lab results, however it was poorly documented; AGP is unclear as to any corrective action taken by the client (i.e., requests for repeat batches) as a result of the failures. AGP does not consider the failures to be material to the resource estimate. BMSC is now implementing an industry best practice QA/QC monitoring system at site, which flags failures upon import of assay data from the lab through a series of reports.

11.4	Databases

Entry of information into databases has utilized a variety of techniques and procedures to check the integrity of the data entered. Geological data are entered into Microsoft Excel® templates. BMSC perform visual checks of the entered data and check the database for extreme values or codes that are not in the list of accepted codes. Geological data were validated for overlapping intervals by software routines.

Analytical data are uploaded from digital sources.

Survey data uploads are completed by the project geologist from digital survey files.

Down-hole surveys are read from Sperry Sun® disks or directly from the survey instrument and were recorded by the driller.

BMSC has initiated systems at site whereby the data will be captured directly into a database management system called AcQuire. This database has systems in place to monitor data and report on out of tolerance values to minimize the occurrences of input errors. At the time of writing a dedicated database manager was inputting all of the drilling data and the authors have not had the opportunity to review the AcQuire database.

Page | 11-14

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

11.5	Sample Security

11.5.1	Chain-of-Custody

The chain-of-custody for core samples collected and being shipped from site is as follows:

· core is transported to the Bisha camp by the drill contractors and placed in the core logging area

· logging and sample preparation area and Bisha camp is a fenced and guarded compound

· core samples are crushed and sub-sampled

· crushed samples are placed in sealed barrels

· each barrel has a list of samples written on the outside of the container

· a sample submission form accompanies each barrel

· barrels are transported to Asmara in mine-owned vehicles arranged by BMSC.

The sample barrels are submitted to the Eritrean Ministry of Mines for inspection and submission to customs, a customs seal is placed on the barrels and the sample barrels are shipped via Lufthansa to Vancouver, where ALS Chemex staff receives and clears the samples through Canadian customs, or via courier air/ground transport to ALS Chemex in Romania.

AGP considers the security and chain-of-custody procedures to be reasonable and acceptable.

11.5.2	Sample Storage

Retained core character, pulp, and pulp duplicate samples are stored onsite at the Bisha camp facilities.

The 4 kg to 5 kg crushed residues from grade control sampling are stored by drill hole number for one month while pulp is kept in containers at the laboratory for a maximum of three months.

Page | 11-15

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

12	Data Verification

12.1	AMEC, 2004–2005

The Nevsun sample preparation laboratory has been visited and inspected by Mr. Doug Reddy, an AMEC employee, during a site visit between 28 May and 1 June 2004.

During the 2004 Bisha site visit AMEC reviewed the available drilling and other exploration and project data. A database with a total of 288 diamond drill holes with a cumulative meterage of 45,216 m was available for review but the collar survey and assay portions of the database were incomplete. A total of 40 RC drill holes were recorded in the database, however collar surveys, assays and other information was incomplete at that time. AMEC reviewed onsite the core and RC databases, location of hole collars to topographic plans, resurvey of six drill hole collars, and a downhole survey review. AMEC also inspected the core logging process, sample preparation, and storage facilities.

Additional verification activities included checking high values and relationships between grades and sample lengths. High values for Au, Ag, Cu, Pb, and Zn for each rock type were investigated and checked to confirm that the logged mineralization did concur with the assay results.

Nevsun was advised of all problems or inconsistencies that were noted during the AMEC’s review and Nevsun rectified these items. AMEC considered the final database that supported the 2006 Feasibility Study was sufficiently free of data entry errors and suitable for resource modeling.

A check of QA/QC data included a series of sieve checks on current samples, and also on reject material of samples that were pulled from storage. The current sample preparation was within the accepted protocol of 70% passing 2 mm. AMEC noted that the sample preparation personnel regularly check that the crushed material is meeting the protocol.

Sieve checks on sample material that was pulled from storage returned variable results and many samples did not meet the current protocol. A subsequent check of the original assay versus an assay of the reject material showed relatively good agreement (most samples within ±20%) and therefore AMEC did not consider this to be of concern.

As a check on the quality of the data entry, AMEC completed a small double data entry check. Discrepancies were noted between hard copy and digital data, primarily due to a change in lithological and mineralization coding and additional detail of mineralized intervals that was added in the holes selected. The hard copy and digital information should match therefore a revision of the hard copy logs is advisable. AMEC recommended the use of either a double entry system or a data entry system with some form of validation of codes.

Page | 12-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

AMEC collected a series of 172 samples during the 2004 site visit, which were submitted to ALS Chemex for analysis. AMEC conducted or was present during the collection and preparation of the samples. The samples were placed in a randomized sample sequence and renumbered which would prevent any systematic tampering with the samples. AMEC accompanied the samples from the preparation laboratory to the Ministry of Mines office in Asmara. The sampling results were of the same tenor and nature as Nevsun’s analytical results.

AMEC observed drilling in progress during 2004–2005 and was confident of the presence of base metal mineralization and concludes that the samples of quarter core and rejects provide confirmation of the grades and reproducibility of assay values.

Forty-two samples of quartered core were collected from 9 holes from the 2004 drilling program. Comparisons of half-core to quartered core are difficult due to the change in size of sample. However, AMEC considers these samples to show a reasonable reproducibility. Following review of results from 40 samples (two were found to be swapped and excluded from consideration) AMEC was of the opinion that results showed a reasonable reproducibility and provided assurance that the sample homogenization prior to splitting was reasonable.

As a further test of the sample homogenization during the sample preparation, AMEC collected the first and last splits that are normally rejected during the sub-sampling using the Jones splitter. Thirty samples were processed, and although results fell within acceptable limits, AMEC noted that the need for ensuring that the crushing protocols are being met is underscored. The first splits were also compared to the original sample and were found to have similar results for the sample pairs.

12.2	AMEC, 2006-2010 Harena

During the 2009 Bisha site visit AMEC reviewed the available drilling and other exploration and project data. AMEC resurveyed 10 drill hole collars, and conducted a downhole survey review. AMEC also inspected the core logging process, sample preparation, and storage facilities.

AMEC reviewed the Harena drill hole database containing a total of 81 diamond drill holes with a cumulative Meterage of 9,137 m.

Page | 12-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Additional verification activities included checking of relationships between grades and sample lengths. High assay values for Au, Ag, Cu, Pb, and Zn for each rock type were investigated and checked to assess whether the logged mineralization concurred with the assay results.

AMEC requested the assay certificates from the ALS analytical laboratory and verified 5% of the assays. No differences were found between the assays reported from the assay laboratory and the drill hole database.

AMEC considers the final database that supports the Harena mineral resource estimate to be suitably free of errors to support resource estimation.

12.3	AGP 2011

AGP checked the drill hole assay database for missing intervals, out of sequence intervals, non-numerical values, negative values, and min and max values. Only one overlapping interval error was observed in the assay table and was corrected.

AGP selected 10% of the 2011 drill holes and approximately 7% of the previous drilling for verification of the assay data provided by BMSC against the assay results provided by the laboratory. Only one sample error of significance was observed.

During a site visit between November 29 and December 1, 2011, Mr. Waldegger visited the BMSC prep lab facility, core storage and logging facility, the open pit mine, and the on-site assay laboratory.

AGP reviewed logging and sampling procedures while on site and was satisfied that they meet industry standard practices. AGP observed geology and mineralization as described in the logs.

AGP collected independent samples from core and within the open pit. The collection of independent samples is meant to demonstrate that mineralization exists on the property in similar ranges reported by the issuer. To this end, AGP collected three samples and confirmed the tenure of mineralization reported by BMSC.

The locations of six drill hole collars and two rip-line samples were determined in the field using a hand held GPS device (Garmin GPSmap 60). The locations were within 5 m of those reported by BMSC. In AGP’s opinion, this is acceptable given the accuracy of the device used during the site visit.

AGP reviewed the QA/QC sampling and results from the 2011 drilling program (Section 11.3.5).

Page | 12-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

AGP considers that a reasonable level of verification has been completed, and that no material issues would have been left unidentified from the programs undertaken. AGP considers that the data is suitable for use in Mineral Resource and Mineral Reserve estimation.

Page | 12-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

13	Mineral Processing and Metallurgical Testing

13.1	Metallurgical Test work

In 2005, metallurgical test work was done at SGS Lakefield in Canada for feasibility studies for the oxide, supergene, and primary mineralization material types. Two separate drilling programs provided samples for the SGS Lakefield test work, the first set to support scoping-level studies (Phase I) and the second set for the 2006 Feasibility Study (Phase II).

The core samples of Bisha supergene and primary mineralization were handled and prepared to minimize exposure to air. The oxide mineralization was essentially sulphide free and as the cyanide leach test work was not unduly affected by sulphide oxidation, the oxide mineralization drill core did not require the same care in handling as the sulphide cores. There was a limit on the number of holes that could be drilled because of the cost of separately collecting these samples.

In 2010, metallurgical test work was conducted at Mintek in South Africa directed by the engineering company SENET to provide plant design and predicted performance data for treatment of the Bisha supergene mineralization. The test program was conducted in two phases. The Phase 1 objectives was to replicate test conditions set by SGS Lakefield (SGS) in 2005, and make a sample of copper concentrate sample for marketing purposes. As the results of those tests indicated that the ore sample delivered to Mintek did not behave as the previously tested samples at SGS Lakefield, it was decided to conduct scouting investigations on the reasons for the variable response. For Phase 2, the approach was to use a simplified reagent scheme to enhance copper flotation kinetics and this met with limited success. Poor reproducibility resulted in the concentrate generation program being suspended to investigate the possible reasons for the different results.

Following the test work at Mintek, Maelgwyn Mineral Services Africa (Pty) Limited (Maelgwyn) in South Africa was contracted to duplicate the test program attempted at Mintek. The objective of the work at Maelgwyn was to advance the test work initiated at Mintek and demonstrate that the results could be reproducible at the given conditions. SENET in conjunction with Eurus Mineral Consultants (Eurus) evaluated and optimized the proposed supergene flotation circuit design and expected performance. Eurus employs a proprietary simulation modelling technique using flotation rate kinetic data to construct a flotation circuit model.

In 2011/2012 SGS South Africa (Pty) Ltd did metallurgical test work on oxide mineralization from the Harena portion of the deposit to confirm that the metallurgical performance of this material was similar to the analogous section of Bisha Main.

Page | 13-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Similarly In 2012, Maelgwyn worked on the supergene and primary mineralization at Harena to confirm that the metallurgical performance of these materials were similar to the corresponding mineralization types at Bisha Main.

13.1.1	Metallurgical Samples

Table 13-1 summarizes the drill hole locations providing the samples for the 2005 and 2010 metallurgical test programs. Figure 13-1 shows the spatial representation of the metallurgical drill holes within the pit outline demonstrating a reasonable distribution of samples throughout the pit.

Drill holes Met 05-01 to 05-04 were drilled in March 2005 and comprise the Phase I portion of the program, producing five tonnes of sample. The testing program conducted on these samples provided the metallurgical results for the scoping phase of the Bisha Project.

Drill holes Met 05-06 to 08 were drilled in October 2005 and produced four tonnes of sample. This material was used to complete the Phase II metallurgical testing program to a level suitable for the 2006 Feasibility Study.

Drill holes Met-09 to 11 were drilled in October 2009 and produced 1.7t of sample.

This material supplied samples for the metallurgical test work at Mintek.

Drill holes Met-12 to 17 were drilled in July 2010 and were used for bench scale flotation tests at Maelgwyn.

A number of intervals logged as ‘transition’ in Met-12, -16 and -17 represents material that is found within the gradational contact zone between the upper layer of supergene and the underlying primary mineralization. No test work was done on this material.

Harena supergene and primary material came from drill holes H Met 01 and H Met 02.

Page | 13-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 13-1:   Metallurgical Sample Drill Hole Locations

Drill Hole Tag #	Drill Hole Co-ordinates	Azimuth	Dip	Ore Type	Depth From (m)	Depth To (m)
Met 05-01	1715400N, 339485E	270	-80	Oxide	10.5	36.0
				Supergene	39.0	67.5
				Primary	67.5	202.5
Met 05-02	1715500N, 339325E	90	-65	Primary	100.0	250.0
Met 05-03	1716050N, 339395E	vertical		Oxide	3.0	36.2
				Supergene	36.4	82.5
Met 05-04	1716050N, 339295E	290	-70	Oxide	-	36.0
				Supergene	36.0	84.0
Met 05-05	1715250N, 339520E	270	-80	Supergene	34.5	50.5
				Primary	50.5	115.0
Met 05-06	1715575N, 339425E	90	-90	Oxide	22.0	34.5
				Supergene	34.5	62.5
				Primary	62.5	152.5
Met 05-07	1716225N, 339425E	270	-80	Oxide	31.5	42.0
				Supergene	42.0	68.5
				Primary	68.5	124.3
Met 05-08	1715850N, 339400E	90	-70	Supergene	40.5	58.8
Met-09	1716128N, 339405E	270	-80	Supergene	36.15	84.00
Met-10	1715976N, 339381E	90	-75	Supergene	42.10	67.00
Met-11	1715698N, 339387E	90	-80	Supergene	38.80	68.45
Met-12	1715402N, 339497E	270	-80	Supergene	41.50	43.00
				Supergene	50.50	52.00
				Supergene	53.50	55.00
				Transition	61.00	62.50
Met-13	1715503N, 339294E	90	-80	Supergene	43.00	44.50
				Supergene	49.00	50.50
Met-14	1716052N, 339369E	90	-80	Supergene	38.50	40.00
				Supergene	52.00	53.50
				Supergene	61.00	62.50
Met-15	1716053N, 339286E	270	-70	Supergene	34.00	35.50
				Supergene	40.00	41.50
				Supergene	49.00	50.50
				Supergene	67.00	68.50
Met-16	1716051N, 339347E	90	-70	Transition	86.50	91.00
Met-17	1716050N, 339318E	270	-55	Transition	86.00	90.50

Page | 13-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 13-1: Metallurgical Drill Hole Locations within Pit

Source:  Figure courtesy Nevsun, 2010

Page | 13-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

13.1.2	Composite Samples

One master composite for the 2005 SGS Lakefield Phase I program was made up from the variability composite samples for each of the following three main mineralization types for Bisha Main:

· Oxide mineralization

· Supergene mineralization

· Primary mineralization.

For the 2005 Phase II program, two primary master composites typical of primary mineralization were produced, a “zinc-rich” master composite and a “low-zinc” master composite. To the extent possible, the master composite samples were made to match the grades in the Mineral Resource as then estimated for each of the mineralization types.

Seven supergene variability composite samples were produced from the eight metallurgical sample drill holes ranging from a low of 1.82% Cu to a high of 15.9% Cu. Two master composite samples were produced from these variability composites, one for the 2005 SGS Phase I test work with a head grade of 1.93% Cu and the other for the 2005 SGS Phase II test work assayed 4.2% Cu.

Fifteen primary mineralization variability composite samples were made up from the eight metallurgical drill holes, seven for the Phase I test work and eight for the Phase II test work.

A single composite was made up from the bulk of the drill samples sourced from supergene mineralization for the 2010 Mintek program.

The composite material from the Mintek program was used for the 2010 Maelgwyn program,

In addition, rougher flotation tests were performed on each of the metallurgical drill core samples from Met-12 through 17 with additional rougher kinetic tests.

Harena oxide material was made into four composite samples for comminution and cyanidation test work while a single composite each of supergene and primary material was used for the comminution and flotation test work.

Page | 13-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

13.1.3	Grinding Test work

2005 SGS Lakefield Test Program

Splits were taken from each of the three Bisha Main Phase I master composite samples for the standard grindability determinations such as JK drop-weight tests, MacPherson autogenous mill tests, Bond rod mill and ball mill work indices and abrasion indices. Since the oxide ore was indicated to be potentially the hardest of the three ore types, the grindability work on the oxide ore was expanded to include rod mill and ball mill Bond work index testing on the oxide ore variability samples and a MacPherson mill test on the oxide ore master composite sample.

In the context of the JK Tech mineralization database, the supergene material is in the very soft range and the oxide and primary ores are in the soft to very soft range of resistance to impact breakage.

As part of the JK Tech sample property assessment, the relative densities of 30 randomly selected particles for each mineralization type in the 26.5 to 31.5 mm size range were determined by weighing each particle in water and in air. The majority of the supergene and primary ore samples had relative density values within the range of 4.6 to 5.0; however, the oxide ore samples displayed a bi-modal histogram with one set of values bracketing a relative density of value 2.5 and the other set bracketing a relative density value of 3.9. It was concluded the ferruginous gossans had higher densities, while the acid oxide, breccias, and saprolite materials had lower densities.

Autogenous work index values were determined in accordance with the procedures used for the standard MacPherson grindability test. The gross AWi resulting from the test was compared against the MacPherson database of operating plants to provide a correlated AWi value. AMEC’s experience with this conversion was that it is too low; therefore, AMEC added an additional factor between 1.4 and 1.6 to the correlated AWi. For the oxide ore, this resulted in a SAG mill work index range of 11.8 to 13.4 kWh/mt, which bracketed the 12.7 kWh/mt back-calculated from the JK SimMet semi-autogenous grind (SAG) mill model. Consequently AMEC considered that there was good agreement between the two methods in sizing the SAG mill for the oxide ore. The supergene and primary ores are much softer than the oxide ore therefore neither of these ores had significant input into sizing the grinding mills. Therefore, similar comparative calculations were therefore not performed on those composite samples.

Standard Bond rod mill and ball mill work index determinations were conducted on the master composite samples and Bond ball mill work indices were determined for the harder oxide, supergene and primary ore variability composite samples. The oxide ore was the hardest of the three ore types, and was used to size the grinding mills for the proposed plant. The lower rod mill work indices for all three mineralization types indicated these mineralization types to be amenable to first stage SAG mill grinding.

Page | 13-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

2010 Test Program

No grinding test work was conducted as part of the 2010 Mintek and Maelgwyn test programs.

2011/2012 Test Program

Bond ball mill work index was measured for each of the Harena oxide, supergene and primary composites. The four Harena oxide samples had values ranging from 4.9 kWh/t to 20.1 kWh/t whereas the supergene and primary mineralization types returned values around 10 kWh/t which is in accordance with expectations for this type of deposit.

13.2	Mineralogy

13.2.1	2005 SGS Lakefield Test Program

Oxide Mineralization

SGS Lakefield examined gold occurrence in a portion of Phase I oxide master composite sample using optical microscope and X-ray diffraction methods to evaluate potential metallurgical performance.

A portion of the oxide sample was concentrated on a superpanner and separated into three fractions. Results showed that gold in the oxide zone would not be amenable to gravity recovery with good leach extractions requiring a comparatively fine grind.

Supergene Mineralization

Four of the Phase II supergene variability composite samples, the Phase II supergene master composite sample and four individually selected supergene core samples were submitted for mineralogical analysis using the method of bulk mineralogical analysis (BMA) . The samples were analysed by the QEMSCAN automated mineralogy system. The major minerals in the supergene mineralization were pyrite (72–96%), the “secondary” copper sulphide minerals covellite (1–9%), chalcocite (0.2–3%) and enargite, the “primary” copper sulphide chalcopyrite and bornite and non-sulphide gangue (0.5–7%). Of the total copper mineralization, 40–80% occurred as secondary minerals with 20–60% as the primary minerals. There was significant sphalerite in two of the samples with small quantities of molybdenite and galena in several samples. Non sulphide gangue minerals were a very minor constituent of the samples examined with a maximum of 7% in one. At a sizing of 80% -100 µm nearly all the copper was present as either a liberated primary or secondary sulphide mineral particle or an association between the two; only 4-5% of the copper (mainly secondary sulphides) was present as binary particles with pyrite and 3-4% as “complex” (i.e., ternary or quaternary) particles.

Page | 13-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Liberated mineral release curves constructed for the supergene mineralization demonstrated that very high concentrate grades would be possible if the liberated copper minerals could be separated cleanly from the sulphide and non-sulphide gangue. The dominant issue in treating the supergene material by flotation is the very high pyrite:copper sulphide ratio.

Primary Mineralization

Seven primary mineralization variability composite samples collected during the Phase II sampling program and ground to a sizing of 80% -75 µm were submitted for QEMSCAN mineralogical study. Chalcopyrite was the most abundant copper mineral in the primary mineralization ranging between 1.5% and 6.0%. Zinc was present as sphalerite with a wide grade range varying from 2.4% to 26.6%. Pyrite content was high comprising 65 to 95% of the samples. Copper mineral liberation exceeded 80% in all samples creating the expectation that a good copper concentrate grade should be achievable given the appropriate flotation conditions. As expected pyrite was the major association of the chalcopyrite being attached to 8–12% of the copper mineral particles contained in the sample. Approximately 5% of the copper was in complex particles.

Limiting grade-recovery curves indicated that the maximum possible copper concentrate grade would be in the low 30% Cu range at 90% recovery. In practice, actual separation by flotation is likely to be negatively affected by copper ions from the secondary copper sulphide minerals activating the pyrite and sphalerite.

Sphalerite in the composite samples was also very well liberated at 80–94% with only about 1% in complex particles. The sphalerite/pyrite association ranged between 5% and 15% and the sphalerite/copper association was only 1 to 2%. The zinc mineral associations suggest that the zinc should be readily recovered to high-grade zinc concentrates and that zinc reporting to the copper concentrate will be due to deficient separation rather than inadequate liberation. Microprobe analysis of the sphalerite showed it to be a single compositional population with an iron content of 3-4%. This should allow the production of a high-grade zinc concentrate assuming efficient flotation separation.

An objective in obtaining good zinc flotation results will be to minimize the loss of sphalerite to the copper concentrate which is expected to be a chemistry issue rather than one of liberation.

Page | 13-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

2010 Mintek Test Program

Quantitative mineralogical analysis was conducted on the flotation feed sample to compare the 2010 program flotation feed composite to the composites tested in 2005. Although the data output of the two separate testing facilities was not directly comparable, it was determined that the 2010 composite sample was lower in bornite and chalcopyrite with higher contents of covellite and chalcocite as compared to the samples tested in 2005. It was not confirmed by Mintek that the differences in the two sample responses in flotation could solely be as a result of mineralogy.

2010 and 2010/2012 Maelgwyn Test Programs

Quantitative mineralogical analysis was done in 2011 and 2012 on feed and test products mostly for Bisha supergene material by ALS Laboratory Group MLA Division – ALS Chemex in South Africa, SGS South Africa and G&T Metallurgical Services Ltd in Canada (G&T). The results were in accordance with the findings of the 2005 SGS Lakefield work. Arsenopyrite was identified in the Bisha supergene mineralization type but this mineral can be expected to behave as pyrite under the expected flotation conditions and be rejected from the concentrate.

G&T’s examination of a sample of Harena primary mineralization showed it to have a similar mineral composition to that of Bisha Main primary material.

13.2.2	Cyanidation Test work

2005 SGS Lakefield Test Program

The initial set of cyanidation tests examined order-of-magnitude grind size and cyanide solution strength versus leach extraction. Heap leaching was subsequently dismissed as a viable process due to the low gold extraction of 66% at the comparatively fine crush size of -1.7 mm.

Reduced cyanide solution strengths indicated reduced leach extractions, the differences being less the longer the leach time was extended. Leach extraction times varied with different test series, resulting in the variables of grind, CN concentration, and leach slurry density to be examined in more detail during the Phase II testing. During Phase II testing, two oxide mineralization samples were subjected to a series of 24 hour leach tests with variations in grind P80 of 60 and 75 μm, variations in leach slurry density of 45 and 50% solids and variations in CN concentration of 0.25 and 0.5 g/L NaCN. The coarser grinds for both composite samples gave higher leach extractions. In line with expectations, the higher cyanide concentration resulted in higher leach extraction and higher slurry densities resulted in lower leach extractions, although by only a small margin. To rationalize these grind versus extraction results, it was assumed that within the P80 range of 60 to 85 μm, there was no difference in leach extraction. The gold deportment study and grind versus recovery tests in the P80 range of 60 to 85 μm suggested that there was some porosity in the oxide mineralization matrix that allowed the cyanide to penetrate to the locked gold particles.

Page | 13-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

2005 SGS South Africa

Cyanide leaching tests on the four composites of Harena showed medium to high gold dissolution with a mean well above 80% which is a good outcome considering the much lower gold head grade compared to Bisha Main oxide material. Higher CIL gold extractions compared to straight cyanide dissolutions showed two samples had significant preg-robbing characteristics. However, there should not be significant effect on gold recovery when treating Harena oxide material through the Bisha plant using standard practices such as only adding cyanide when carbon is present or reducing the activity of the preg robber in the ore by adding a hydrocarbon before cyanidation.

13.3	Flotation Test work

13.3.1	2005 SGS Lakefield Test Program

Oxide Mineralization

A single flotation test was conducted on the Phase I oxide mineralization master composite to determine if the gold could be economically recovered. Results showed poor gold flotation selectivity with rougher concentrate grades ranging from 55 g/t Au to 12 g/t Au for gold recoveries between 44% and 77%. The conclusion from the test result was that oxide mineralization was not a good candidate for upgrading by flotation.

Supergene Mineralization

Mineralogical studies confirmed the supergene mineralization had a high pyrite content, and that copper mineralization occurred primarily as covellite with lesser chalcocite, chalcopyrite and bornite. Covellite and chalcocite are both slightly soluble so there is a strong possibility that copper ions from these minerals will have activated some pyrite surfaces. This phenomenon exacerbated the difficulty of the flotation separation between copper sulphide minerals and pyrite. Pyrite depression was the biggest challenge in evaluating the supergene mineralization flotation processing strategy.

During the Phase I program, over 30 batch flotation and two locked-cycle tests were conducted on the master composite sample. Grade–recovery curves for the supergene tests were essentially straight lines, with the slopes of the lines being mildly dependent on the degree of rougher concentrate regrinding. Conclusions were:

Page | 13-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· A grind P80 of 75 μm will provide in excess of 90% Cu rougher recovery

· Little difference was observed in effectiveness between reagents SIPX and PAX collector, therefore PAX was eventually selected as it was the better reagent noted for primary ore flotation

· High lime additions were required in grinding, rougher flotation and cleaner flotation to obtain maximum recovery of copper

· The use of sodium sulphite in the primary grind and in regrinding limited the drop in redox potential and pH during the grinding stages, therefore less lime was required to maintain the pH through the course of the test.

The Phase II supergene master composite had a grade of 4.2% Cu, which was more comparable to the 4.4% Cu grade then estimated for the mineral resource. Higher copper recoveries were achieved at this higher head grade compared with the Phase I sample.

· An additional 27 batch tests and four locked-cycle tests were conducted on the

· Finer grinds provide an incremental increase in recovery of copper therefore the flotation feed sizing was changed from P80 of 75 μm to 55 μm

· Regrinding all of the supergene rougher concentrate provided only marginal improvement in the position of the grade-recovery curve for the subsequent three stages cleaning as compared to the roughing only grade-recovery curve.

· Roughing kinetics tests were conducted on several supergene variability composite samples. Only a single test was run for each composite, therefore the test conditions were not optimized.

Primary Mineralization

These initial tests confirmed that the issue in flotation processing of the primary mineralization flotation would be making a copper concentrate with minimum misplacement of sphalerite and pyrite. Zinc flotation was relatively easy with recoveries of 95% or more of the zinc remaining after copper flotation to rougher concentrates which then upgraded to 55% Zn grade concentrates in two cleaning stages. The majority of the work on the primary mineralization was therefore focused on copper flotation.

The initial Phase I flotation tests on the primary mineralization indicated copper rougher recoveries up to 90% were achievable with a grind P80 of 75 μm. Similar to the supergene mineralization, high lime additions were required. Because of sample deterioration, the optimum copper flotation test conditions were not considered to be established during the Phase I program. This sample deterioration is ascribed to excess moisture observed in the samples as received allowing galvanic oxidation reactions of sulphide minerals to proceed. A major objective of the Phase II test program was to determine the conditions that would produce optimum metallurgical performance for copper and zinc from the primary mineralization.

Page | 13-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Only a few zinc concentrate regrinding and cleaning tests were conducted during the Phase I program, but these generally produced good results.

The copper in the Phase II zinc-rich master composite sample had a higher degree of dissemination than the copper in the Phase I sample and a grind P80 of 55 μm was necessary to achieve similar copper grade-recovery curves as obtained in the Phase I program. The grind target was therefore changed from a P80 of 75 to 55 μm both for the remaining test work and for the plant design.

Copper roughing kinetic tests showed similar flotation characteristics to the master composite samples with copper recoveries ranging between 87 and 96% Cu. Zinc roughing kinetic tests were also conducted on the variability samples. The majority of these tests recovered 96% or more of the remaining zinc to the zinc rougher concentrate.

As only single tests were conducted on the variability composite samples, these conditions were not optimized and were not used to formulate the final grades and recoveries for the primary mineralization.

Initial flotation tests on both the zinc-rich and low zinc Phase II master composite samples used a depressant combination of zinc sulphate and sodium cyanide in both the primary grind and in the copper section regrind. Later tests on the Phase II primary mineralization master composite focussed on substituting sodium sulphite for zinc sulphate/sodium cyanide depressant in both the primary grind and the regrind. Sodium sulphite gave improved selectivity against pyrite, but inferior selectivity against sphalerite in copper roughing and cleaning. Combinations of both depressants were also tested, which showed some promise.

No further test work has been done on the Bisha Main primary mineralization since the 2005 SGS Lakefield program.

2010 Mintek Test Program

The objective of the Mintek test program was to replicate the supergene flotation test work completed in 2005. The program evaluated various circuit configuration and design issues including primary and secondary rougher flotation rates, primary and secondary cleaner flotation rates and cleaning tests with and without regrinding. These tests showed that the ore sample delivered to Mintek did not behave the same as the sample previously tested at SGS Lakefield as the flotation response was slower.

Page | 13-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The supergene composite used in Mintek test work had a head grade of 4.6% Cu and high iron content of 44%, which agrees with the known mineralogy. The final cleaner concentrate produced using the SGS Lakefield flowsheet and conditions gave a copper concentrate grade of 31.6% Cu at 87.2% recovery compared with a concentrate grade of 30% Cu at 93% Cu for the 2005 SGS Lakefield program.

2010 and 2011/2012 Maelgwyn Test Programs

The Maelgwyn test program on Bisha Main materials was originally designed to optimize the flotation parameters for feasibility design of the supergene and primary mineralization. Flotation variables to be tested included feed sizing, flotation time, varying dosages in the reagent suite, mass pull, pH, effect of temperature, regrind, and extent of oxidation. Repeats were conducted on selected tests to confirm the reproducibility of results.

Following optimization of some conditions, additional batch flotation test work was conducted on supergene sample composite material to generate kinetic data to allow for calculation of flotation rates in staged flotation including roughers, cleaners, and cleaner scavengers. Rougher kinetic tests only were completed for primary mineralization composite samples. The kinetic data has been used by Eurus to build simulation models of the circuit for further analysis and optimization. Locked cycle flotation tests were done to support the expected metallurgical performance. A total of 35 batch and three locked cycle tests were done on the supergene sample.

The supergene test composite prepared for the Maelgwyn test work contained 4.4% Cu, 0.50% Zn, 43.2% Fe, and 46.3% S. Locked cycle flotation testing using optimized conditions produced a copper concentrate of 34% Cu at 87.3% recovery.

Maelgwyn initially did 15 batch flotation tests of two samples of Harena supergene primary mineralization using basically the same flotation conditions established in its current program on Bisha supergene and from the previous 2006 SGS Lakefield work on Bisha Main primary mineralization. While rougher flotation recoveries of over 95% were achieved for both copper and zinc, efficient separation between the copper minerals and sphalerite could not be achieved with the limited number of scouting tests. Accordingly a further 20 batch flotation tests were done with the optimized performance for the primary mineralization being a copper concentrate grade of 28% Cu containing only 1.3% combined Pb + Zn at 94% recovery and zinc concentrate grade of 44% Zn at 87% recovery. When predicting the production plant performance for the Harena primary mineralization the normal assumption has been used where the zinc concentrate grade could be increased at the expense of decreasing the zinc recovery.

Page | 13-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14	Mineral Resource Estimates

Mineral resources at Bisha were estimated by Michael Waldegger of AGP and at Harena by David Thomas of AMEC. For the purpose of this report, they are reported separately below.

14.1	Bisha Main Mineral Resource Estimate

The Mineral Resource estimate for Bisha was prepared by Mr. Michael Waldegger, P.Geo., associate geologist with AGP.

14.1.1	Basis of Resource Estimate

Drill hole data, and to a lesser extent grade control data collected during mining, formed the basis of the Mineral Resource estimate.

Mineral Resources were estimated using Gem’s 3D mining software version 6.3 (Gems) supplied by Gemcom Software International and were reported within a constraining pit shell.

14.1.2	Sample Database

AGP received drill hole data from BMSC for the 2006, 2011 and 2012 drilling programs and imported them into the Bisha Gems drill hole database also provided by Nevsun that included drill hole data to the end of 2005. A total of 116 delineation drill holes have been completed since the last resource estimate.

AGP received sample data from rip-lines completed in the Bisha pit from the grade control program.

Sample collection from the grade control program and metallurgical drilling was ongoing at the time of the estimate, and as such, a cut-off date of 14 February, 2012 was applied to the input data.

The final Gems drill hole assay database comprises :

· 32,674 assayed samples from 472 diamond drill holes, 33 RC drill holes, and 9 diamond drill holes that were pre-collared to some depth as RC drill holes

· 43,472 grade control samples from rip-lines.

Page | 14-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.1.3	Domaining

AGP modelled mineralization at Bisha based on drill hole data from BMSC’s drilling campaigns and rip-line data from the mine’s grade control program. Priority was given to geologic contacts thereby modelling the massive and semi-massive sulphide mineralization, however drill hole intersections with barren massive or semi-massive sulphide was excluded from the model limits. Zones where mineralization is not dependent on rock type as with the hanging wall copper zone, the mineralization was outlined using a grade cut-off.

The mineralization was outlined on EW cross sections corresponding to the drill hole sections and the outlines were snapped to the drill hole traces honouring their locations in 3D. Near surface mineralization was modelled on plan view every 2.5 m bench honouring grade control samples collected along riplines, most of which were oriented on east-west lines spaced 10 m apart. The near surface mineralization was modelled at a gold only cut-off of 0.3 g/t which was chosen to match the mine’s cut-off at the time of modelling. These lines were used to add detail to the vertical section lines in the upper levels of the deposit where mining has occurred. The vertical lines were then tied together to form a closed triangulated wireframe which represented the mineralization.

Sub-horizontal triangulated surfaces were similarly modelled from drill hole data and used to subdivide the initial wireframe into primary, supergene, acid, and oxide wireframes. Subdivision of the primary wireframe to model a zinc rich zone and subdivision of the supergene wireframe to model a copper rich zone was completed using close triangulated wireframes outlining those zones. Domaining the high grade zinc and copper zones were based on visual inspection of sample grade along the drill hole traces and not on strict copper and zinc grade cut-offs.

AGP’s geological interpretation was crosschecked against that which was completed by BMSC, which was based on lithological, mineralogical, and alteration features logged in drill core.

AGP further subdivided the domains into sub-domains based on changes in orientations of the plane of mineralization. The purpose of this was to better orient the search ellipses used for sample selection during grade estimation and to better define spatial continuity of grade during variography.

14.1.4	Data Analysis

Sample Grade

Histograms, probability plots, and box plots, along with summary statistics and correlation charts were used to analyse the data within the domains. These tools were useful in characterizing grade distributions, identifying multiple populations within a dataset, and identifying domains that required restriction of outlier samples. An example of a box and whisker plot illustrating the distribution of copper per domain is presented in Figure 14-1; it clearly shows that the Supergene copper domain is at least an order of magnitude higher in copper grade than any other domain and that the sub-domaining of the supergene rocks into high and low grade copper domains was warranted.

Page | 14-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 14-1: Box and Whisker Plot of Cu% in Raw Assays By Domain

Note:	The median value is represented by the blue dash, the box outlines the 25th to 75th percentiles, the whiskers extend from the 5th to 95th percentiles, and the red crosses represent the min and max values.

Core recovery has a direct impact on the confidence one can place on the grade of a drill core sample because the missing portion of the sample interval wasn’t tested for grade. If the missing portion is void of economic minerals then the actual grade of the sample is less than the grade reported. Conversely if the missing portion is highly mineralized then the grade of the sample has been under-represented. Poor recovery samples are commonly treated differently from the samples with good recovery in the resource estimate. In the oxide and acid domains, core recovery was considerably lower than in the supergene and primary domains.

Average recoveries were 72% in the oxide, 63% in the acid, 92% in the supergene, and 98% in the primary domains. The distributions of sample recovery are compared by domain in a box and whisker plot in Figure 14-2.

Page | 14-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 14-2   Box and Whisker Plot of Sample Recovery By Domain

Note:	The median value is represented by the blue dash, the box outlines the 25th to 75th percentiles, the whiskers extend from the 5th to 95th percentiles, and the red crosses represent the min and max values.

To determine whether the low recovery intervals in the Oxide domain are representative of actual grades, AGP visually compared the drill hole samples with nearby grade control samples from the rip-lines in the Oxide domain. The sample grades in drill holes were observed to be similar in tenure to the grade control samples regardless of core recovery. AGP was not able to compare low recovery samples from the Acid domain with grade control data as no grade control had been carried out on this domain at the time of preparing the estimate.

AGP is of the opinion that using the low recovery samples for estimation of the remaining Oxide and Acid resources at Bisha poses little risk to the overall estimate of contained metal because most of the low recovery areas have been significantly depleted from mining activity. Furthermore, the volume of un-mined Oxide domain and Acid domains make up less than 5% of the total volume of all the un-mined domains within the constraining pit shell. Together with the observed similarity in grade of the rip-line samples, AGP decided not to discount low recovery samples during resource estimation.

AGP strongly cautions that for portions of the Oxide domain, in particular the Acid domain where multiple drill holes in proximity to each other had little to no recovery over the intersection with the domain, the grade estimates may not reflect the actual grades of the material tested, and therefore it may be difficult to reconcile with mining results. In those areas, in-pit grade control will be the best tool for grade estimation.

Page | 14-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

AGP compared drill core assays with RC assays in the Oxide domain. Three comparisons were completed in order to determine if the RC samples could be used for resource estimation. All core samples within the same area as RC drilling completed in the northern portion of the Bisha Main zone were compared with the RC drilling. Similarly core samples within the same area as RC samples in the Southern portion of the deposit were compared. The RC samples in both cases were observed to be about half that of the gold and silver grades of the core samples. Only one diamond drill hole twin of an RC hole was available with an intersection worthy of comparison; holes B-362 and BRC-012 each have 17 samples collected from the Oxide domain. The mean and median values for gold were very similar over the intersection length, however the RC hole slightly over reported silver. AGP concluded that using the RC sample data for resource estimation added sampling density in areas where diamond drilling sampling was lower than the norm for the deposit and that if any bias would be introduced it would be conservative. The RC samples are limited to 42 holes only.

Contact plots were used to assess the continuity of grade across domain boundaries. The majority of domain contacts at Bisha are characterized by sharp grade transitions across boundaries supporting the use of hard boundaries during grade estimation.

14.1.5	Bulk Density

Bulk density was analysed by domain through the use of histograms and summary statistics. Table 14-1 presents the Median Bulk Density per domain. A description of sample collection methodology is presented in Section 11.

An analysis of results within the Oxide domain from drill hole samples only, places the median value at 3.32 g/cm3, whereas the median value of the in-pit grab samples is 2.74 g/cm3. Due to poor sample recovery in the drill holes, the selection of samples for bulk density measurements were likely biased toward denser pieces of rock. The median value of the combined dataset was 2.82 g/cm3.

Similarly, AGP used a combined dataset to arrive at a median bulk density value of 1.8 g/cm3 for the Acid domain. Only 11 drill hole samples were available for estimating the density of the Acid domain prior to the grab sampling campaign was initiated by the mine which has increased the sample count to 78.

AGP analyzed samples in the waste domain above and below the oxide surface. The weathered rocks above the oxide surface had a median value of 2.01 g/cm3 and the fresh rocks below the surface had a median value of 2.62 g/cm3.

Page | 14-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-1:   Median Bulk Density by Domain

Domain	Median Bulk Density (g/cm3)
Oxide	2.82
Acid	1.8
Supergene Cu	4.13
Supergene	4.66
Primary Zn	4.47
Primary	4.49
Hw Cu	1.98
Waste above oxide surface	2.01
Waste below oxide surface	2.62

The bulk density model has been tested through reconciliation within ore control mining shapes and has predicted total tonnes within an acceptable tolerance. Refer to Section 16.9 for a discussion of results on reconciliation.

14.1.6	Compositing

AGP composited the raw drill hole samples to a 2.5 m length starting at the drill hole collars, and broken by the domain boundaries. Any missing interval (including intervals of no core recovery) in the sampling sequence was treated as zero grade. Composites less than 1.25 m in length were added to the previous composite, thereby creating a dataset of composites ranging from 1.25 m to 3.75 m in length.

The effect of compositing sample data reduced the sample variability while having very little effect on the mean grade of the sample population.

14.1.7	Grade Capping/Outlier Restrictions

AGP reviewed decile analyses, histograms, and probability plots to determine the potential risk of grade distortion from higher-grade samples. AGP decided to restrict high-grade outliers during grade estimation to limit their spatial influence to the immediate vicinity of a block rather than traditional capping. This method has the advantage over traditional capping in that high grade values are acknowledged in the model but their spatial influences are limited. Grade restriction levels are presented in Table 14-2.

Page | 14-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-2:   High-Grade Restriction Thresholds

Domain	Ag (g/t)	Au (g/t)	Cu (%)	Zn (%)
Oxide	200	50	-	-
Acid	700	50	0.3	0.15
Supergene Cu	350	2	-	3
Supergene	30	2	-	3
Primary Zn	-	-	-	-
Primary	-	-	-	-
HW Cu	10	0.1	-	0.25

14.1.8	Variography

Using commercially-available Sage2001 software, experimental correlograms for gold, silver, copper, and zinc were computed from the composites for each domain or sub-domain. Down hole experimental correlograms were fitted to determine the nugget effect. Some metal and domain combinations were not analyzed due to not contributing to the resource such as, zinc in the Oxide domain.

Twenty-five experimental correlograms were modelled with a nugget and two nested spherical structures. In general, the correlogram models are robust and reflect the orientation of the mineralization. Effective ranges are typically 20 m to 40 m; however, some models have a small component of a long range contribution. Most metals displayed low nugget effect with the exception of gold, which was approximately 20% of the sill in the supergene and primary domains, and 50% in the oxide domain.

The variogram models were used during grade interpolation using the Ordinary Kriging (OK) estimator.

14.1.9	Block Model Parameters

The block model was set up with a block size of 5 m x 5 m x 5 m thick, aligned with true north (i.e., no rotation), and with variables including, but not limited to the following:

· rock type

· bulk density

· percent

Page | 14-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· resource classification

· grade models for gold, silver, copper, zinc

· number of composites in the estimate of grade for the block

· number of holes in the estimate of grade for the block

· average distance of samples used in the estimate of grade for the block

· distance to the nearest composite

· size of search ellipse used to estimate grade for the block.

The size of the blocks (5 m cubes) was selected based on the data spacing, a visible inspection of the size and geometry of the geological domains, and consideration of the selective mining unit (SMU).

The wireframes were used to code to the rock type block model. Any block with a portion of its volume filled by a wireframe was coded with an integer code representing the domain and a percent filled was also estimated by the software into the percent block model.

A detailed block model per domain was first estimated with grades prior to calculating whole block grades which considered the grades from each domain occupying a block and weighted by their volumes. Blocks in contact with waste were diluted by the volume of waste contained in the block at zero grade. The final block model for reporting resources therefore considers both internal and external dilution to the limits of the block size.

14.1.10	Estimation/Interpolation Methods

Grade

Most blocks that form the basis of the resource estimate were interpolated from the drill hole composites; however, blocks in contact with the floor of the open pit mine were interpolated from the overlying rip-line grade control samples. The blocks above the floor of the pit were not included in the resource tabulation; however, they were also estimated using the grade control samples for mine reconciliation purposes, which is discussed in Section 15.

For all metals and domains, restricted inverse distance (ID) grades, unrestricted ID grades, and unrestricted nearest neighbour (NN) grades were all stored in blocks. Where supported by variogram models, restricted and unrestricted OK grades were also stored in blocks. A restricted grade in this context refers to how an estimated grade was influenced by high-grade outliers. Table 14-3 presents the estimation methodology used in each sub-domain.

Page | 14-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

To ensure local reproduction of composite grade trends, and to help control grade smearing, the resource model was interpolated by multiple passes using successively smaller search radii. Three passes were used to estimate the grade of blocks in the Oxide domain in contact with and above the March 31 topo surface. All other blocks were estimated in two passes. The search radius of the first pass was 80 m, encompassing up to five section lines of drill hole data (at 25 m spaced lines). The radius of the second pass was half that of the first pass at 40 m, encompassing three section lines of drill hole data. The third pass, used only in the Oxide domain and restricted to blocks in contact with and above the floor of the open pit, was spherical with a radius of 15 m and used only the grade control data from rip-lines which were spaced at 10 m line spacing and collected from the floor of each 2.5 m bench.

Different search ellipse orientations were used depending on the shape of the domain. One main orientation was used for the oxide and supergene domains, and four different orientations were used for the primary domains. The search ellipse for the oxide and supergene domains is isotropic in plan view, with a vertical axis shorter than the horizontal axes. An exception was made for the small north trending zone in the north-east portion of the Oxide domain. This zone is narrow and dips to the west and required a different orientation of search ellipse for appropriate sample selection. For the primary domains, the axes of the ellipse were isotropic within the dip plane, and the third axis (perpendicular to the plane of the mineralization) was shorter than the other two. The orientation of the search ellipse was adjusted to best fit the trend of the mineralization as it changed slightly along strike (Table 14-3 and Table 14-4).

For the first two passes, a minimum of four and a maximum of 15 composites were used. A maximum of three composites were allowed per drill hole to ensure that multiple holes would contribute to block values. For the third pass, a minimum of five rip-line samples and a maximum of 75 rip-line samples were used. Hard boundaries were applied between all domains; composites outside of a domain where a block was being estimated, were not considered while estimating the block.

Page | 14-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-3:   Search Orientation and Estimator by Sub-Domain

Domain	Subdomain	Orientation	Estimator
			Ag	As	Au	Cu	Pb	Zn
Oxide	1	A	OK	ID2	OK	ID2	ID2	ID2
	2	A	OK	ID2	OK	ID2	ID2	ID2
	3	A	OK	ID2	OK	ID2	ID2	ID2
	4	B	OK	ID2	OK	ID2	ID2	ID2
	5	A	OK	ID2	OK	ID2	ID2	ID2
Acid	1	A	ID2	ID2	ID2	ID2	ID2	ID2
	2	A	ID2	ID2	ID2	ID2	ID2	ID2
	3	A	ID2	ID2	ID2	ID2	ID2	ID2
	4	A	ID2	ID2	ID2	ID2	ID2	ID2
	5	A	ID2	ID2	ID2	ID2	ID2	ID2
Supergene Cu	1	A	OK	ID2	OK	OK	ID2	ID2
	2	A	OK	ID2	OK	OK	ID2	ID2
	3	A	OK	ID2	OK	OK	ID2	ID2
	5	A	OK	ID2	OK	OK	ID2	ID2
Supergene	1	A	OK	ID2	OK	OK	ID2	ID2
	2	A	OK	ID2	OK	OK	ID2	ID2
	3	A	OK	ID2	OK	OK	ID2	ID2
	5	A	OK	ID2	OK	OK	ID2	ID2
Primary Zn	1	B	OK	ID2	OK	OK	ID2	OK
	2	E	OK	ID2	OK	OK	ID2	OK
	5	E	OK	ID2	OK	OK	ID2	OK
	6	C	OK	ID2	OK	OK	ID2	OK
Primary	1	C	OK	ID2	OK	OK	ID2	OK
	2	E	OK	ID2	OK	OK	ID2	OK
	3	D	OK	ID2	OK	OK	ID2	OK
	5	B	OK	ID2	OK	OK	ID2	OK
	6	C	OK	ID2	OK	OK	ID2	OK
HW Cu	0	A	ID2	ID2	ID2	OK	ID2	ID2

Page | 14-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-4:   Search Ellipse Orientations

Orientation		Major	Intermediate			Minor
	Az	Dip	Az	Dip	Az	Dip
A	0	0	90	0	0	90
B	0	0	90	45	90	-45
C	0	0	90	70	90	-20
D	30	0	110	60	110	-30
E	340	0	70	70	70	-20

Bulk Density

Bulk density was interpolated as a grade element in the block model using Inverse Distance to the second power to overwrite the median bulk density (Table 14-1), which was assigned to all blocks on a per domain basis. The smaller search ellipse sized with a radius of 40 m and a thickness of 20 m was used in one pass to overwrite the mean value. A minimum of three and a maximum of 15 samples were used in the estimate. A maximum of two bulk density samples were allowed per drill hole to ensure that multiple holes would contribute to block values.

14.1.11	Block Model Validation

Three validation exercises were completed on the Bisha resource model:

· Visual comparison of block and composite grades on sections and plans. No discrepancies between block and composite grades were observed.

· Visual comparison of block and bulk density sample values on sections and plans. No discrepancies were observed.

· Global comparison of the OK/ID tonnes and grades to nearest neighbor grades were within 10% above the same cut-offs.

· Local comparison of kriged block grade to nearest neighbour block grades using swath plots. In all three directions, the kriged blocks generally honour the distribution of the nearest neighbour block grades, indicating that no local bias was observed in the model. Any deviations noted correspond to areas where there are only a small number of blocks.

No errors were observed with the model that would affect Mineral Resource estimation.

Page | 14-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.1.12	Classification of Mineral Resources

In determining the appropriate classification criteria for Bisha, several factors were considered:

· The distribution of pierce points at the massive sulphide contacts. Massive sulphide contacts in the upper levels of the Bisha deposit are defined by pierce points that are almost always within 50 m of each other. The pierce point density decreases with depth in the lower half

· Observations of grade and geologic continuity on section and plan. The massive sulphide is very continuous when defined by holes drilled at 25 m intervals on sections spaced 12.5 m apart. Mineralization drilled at this density is confined to two small separate domains near the top of the deposit. The remainder of the upper half of the deposit has been drilled with holes at 25 m centres on sections spaced 25 m apart. For much of the remainder of the interpreted deposit, continuity can be reasonably assumed between holes spaced at distances greater than 25 m x 25 m. An exception is the down-dip extension of the primary mineralization in the south that has been extrapolated beyond distances where continuity can be reasonably assumed and therefore was not classified as mineral resource

· NI 43-101/CIM requirements and guidelines.

AGP concluded that blocks within 50 m of a drill hole sample that met the minimum requirements to be estimated with a grade could be classified as Inferred resource and that blocks within 25 m of a sample could be classified as Indicated. AGP selected blocks by outlining areas of the 3D model and classifying all blocks within the boundaries as either Indicated or Inferred. This was done to prevent clusters or stripes of blocks being classified in a nonsensical way by only using strict rules based on the distances discussed above.

AGP did not classify any blocks as measured. Although mining activity has exposed nearly all of the Oxide material along the strike of the deposit and that geologic continuity can be demonstrated without question, quality of the input sample data used for the estimate reduced the confidence on the estimate of grade of the material directly underlying the exposed material. Reconciliation efforts discussed in Section 16 support this decision as the grade model in the Acid domain has unpredicted metal content compared to ore control estimates and mill production records.

14.1.13	Reasonable Prospects of Economic Extraction

AGP assessed the classified blocks for reasonable prospects of economic extraction by applying an NSR based marginal cut-off to blocks within a resource constraining optimized pit shell. The assumed long-term metal prices used for mineral resources are shown below in

Page | 14-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-5. These Mineral Resource metal prices are approximately 15% higher than those used for Mineral Reserves definition and the financial model base case, shown in Table 15-1 in Section 15 regarding Mineral Reserves estimation. The 15% higher metal prices are used to allow the mineral reserves to be a sub-set of the mineral resources and allow flexibility in reserve estimation in the future.

Table 14-5:   Resources Metal Prices

Metal Prices	Price
Copper ($/lb)	3.30
Zinc ($/lb)	1.05
Gold ($/oz)	1,350
Silver ($/oz)	26.00

Revenue will be generated from the sale of gold and silver doré during the Oxide Phase, copper concentrates, which contain payable co-products of gold and silver, during the Supergene Phase, and both copper and zinc concentrates during the Primary Phase of the operation. To capture the multi- rock type, and multi-element complexity, NSR values were calculated for block valuation.

The NSR grade determination considers the recoveries, and concentrate grades for each rock type, and applies the metal price from Table 14-1 and cost parameters shown in Tables 15-2 to 15-7, resulting in a net value per tonne of ore, inclusive of all costs outside the mine gate.

The waste and ore based costs applied for pit optimization were based on 2012 budget costs for the remaining oxide production and factored values as appropriate for changes in process flowsheet and throughput for the Supergene and Primary phases. The mining cost was $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 masl. The total ore based costs (process, G&A, and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary mineralization.

Because the mineralization-waste delineation was performed using an NSR block value, the total ore based cost represents the marginal cut-off grade for pit optimization.

Lerchs-Grossmann (LG) pit optimization was performed to constrain the resource. The NSR grade item described above was used to assign block values to indicated and inferred blocks. Overall pit slopes varying from 34.5° to 44° were applied along with the costs described above.

Page | 14-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.1.14 Mineral Resource Statement

Mineral resources are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves. Mineral Resources are inclusive of Mineral Reserves and include external dilution. AGP cautions that mineral resources that are not mineral reserves do not have demonstrated economic viability.

The Bisha Mineral Resource estimate has an effective date of 31 May 2012. Michael Waldegger, P.Geo, an associate of AGP is the qualified person for the estimate. The estimate is summarized below at the marginal NSR cut-offs in Table 14-6.

Table 14-6:   Bisha Main Mineral Resource Estimate (Effective Date May 31, 2012)

Zone						Contained Metal
	NSR Cut-Off	Tonnes	Cu	Zn	Au	Ag	Cu	Zn	Au	Ag
	($/t)	('000s)%		%	g/t	g/t	('000 lb)	('000 lbs)	('000 oz)	('000 oz)
Indicated
Oxide Phase	46.42	740	-	-	6.08	43	-	-	145	1,020
Supergene Phase	35.29	8,000	3.75		0.72	28	661,390	-	185	7,200
Primary Phase	35.29	21,150	0.96	6.47	0.71	47	447,630	3,016,810	483	31,960
Total	-	-	-	-	-	-	1,109,020	3,016,810	813	40,180
Inferred
Oxide Phase	46.42	330	-	-	5.31	111	-	-	56	1,180
Supergene Phase	35.29	300	1.73		0.19	5	11,440	-	2	50
Primary Phase	35.29	1,000	1.06	9.58	0.76	59	23,370	211,200	24	1,900
Total	-	-	-	-	-	-	34,810	211,200	82	3,130

The following notes should be read in conjunction with Table 14-6:

NSR Cut-Off ($US/t): Oxide Phase $46.42; Supergene Phase $35.29; and Primary Phase $35.29.

Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

The Indicated Mineral Resources for oxide material are inclusive of 284 kt at 4.69 g/t Au in stockpile as of 31 May 2012.

Page | 14-14

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-7:   Bisha Mineral Resource Sensitivity to Cut-off Changes within the Constraining Shell

Zone						Contained Metal
	NSR Cut-Off	Tonnes	Cu	Zn	Au	Ag	Cu	Zn	Au	Ag
	($/t)	('000s)%		%	g/t	g/t	('000 lb)	('000 lbs)	('000 oz)	('000 oz)
Indicated
Oxide Phase	55	720	-	-	6.2	44	-	-	144	1,020
	50	730	-	-	6.13	44	-	-	144	1,030
	46.42	740	-	-	6.08	43	-	-	145	1,020
	40	750	-	-	6	43	-	-	145	1,040
Supergene Phase	45	7,190	4.09	-	0.77	31	648,310	-	178	7,170
	40	7,620	3.9	-	0.74	30	655,170	-	181	7,350
	35.29	8,000	3.75	-	0.72	28	661,390	-	185	7,200
	30	8,460	3.57	-	0.69	27	665,840	-	188	7,340
Primary Phase	45	19,650	0.99	6.86	0.72	49	428,880	2971810	455	30,960
	40	20,540	0.97	6.63	0.71	47	439,240	3,002,260	469	31,040
	35.29	21,150	0.96	6.47	0.71	47	447,630	3,016,810	483	31,960
	30	21,710	0.94	6.33	0.7	46	449,910	3,029,680	489	32,110
Inferred
Oxide Phase	55	320	-	-	5.51	115	-	-	57	1,180
	50	330	-	-	5.37	113	-	-	57	1,200
	46.42	330	-	-	5.31	111	-	-	56	1,180
	40	340	-	-	5.2	110	-	-	57	1,200
Supergene Phase	45	200	2.21	-	0.27	7	9,740	-	2	50
	40	240	1.95	-	0.23	6	10,320	-	2	50
	35.29	300	1.73	-	0.19	5	11,440	-	2	50
	30	380	1.5	-	0.15	4	12,570	-	2	50
Primary Phase	45	960	1.07	9.9	0.77	61	22,650	209,530	24	1,880
	40	980	1.06	9.72	0.77	60	22,900	210,000	24	1,890
	35.29	1,000	1.06	9.58	0.76	59	23,370	211,200	24	1,900
	30	1,010	1.05	9.53	0.76	59	23,380	212,200	25	1,920

Note: *Bold indicates base case resource statement

Page | 14-15

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.1.15	Factors that May Affect the Bisha Mineral Resource Estimate

Areas of uncertainty that may materially affect the Mineral Resource estimates include:

· long-term commodity price assumptions

· long-term exchange rate assumptions

· operating cost assumptions used

· metal recovery assumptions used

· changes to the tonnage and grade estimates as a result of new assay and bulk density information

· any changes to the slope angle of the pit wall as a result of geotechnical information would affect the pit shell used to constrain the mineral resources.

14.2	Harena Mineral Resource Estimate

14.2.1	Key Assumptions/Basis of Estimate

AMEC undertook quality assurance and quality control studies on the mineral resource data for the Harena project. AMEC concludes that the collar, down hole survey, assay and lithology data are adequate to support resource estimation.

Mineral resource estimation is supported by a total of 68 drill holes for a total of approximately 7,080 metres of drilling. Much of the massive sulphide mineralization at Harena has been defined by drilling patterns of 50 m spaced holes on sections spaced 50 m apart. This density decreases with depth on the deepest portions of the primary mineralization. The oxide and supergene mineralization has been well defined by drilling patterns of 25 m spaced holes on sections spaced 12.5 m or 25 m apart.

The drill database was provided by BMSC as MS Excel® spreadsheets. The database cut-off date for Mineral Resource estimate purposes was 17 March 2011.

AMEC imported the collar, survey, lithology, alteration, and assay data into MineSight®, a commercial mining software program. Topographic contour limits were based on a surface supplied by BMSC, which was accurate to 1 m (x, y, and z).

14.2.2	Geological Models

BMSC provided AMEC with solids representing the massive sulphide, the supergene, and oxide mineralization zones. AMEC reviewed the grade shells and snapped drill holes intercepts to the solid boundaries. AMEC created probabilistic grade shells within the oxide and primary mineralization solids using nominal thresholds of 1.0 g/t Au (for oxides), 0.4% Cu (for the primary zone) and 1.25% Zn (for the primary zone). The thresholds were chosen to be close to a break even on a marginal cut-off for each respective zone. The probabilistic grade shells were inspected in section and plan. The grade shells adequately restrict the potential for over-projection of grades into low grade or high grade areas. The probabilistic grade shells were further validated using nearest neighbour (NN) models of the grade indicators.

Page | 14-16

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The oxide and supergene zones have segments with long axis trends which are rotated 30° (trending 075°) relative to the trend of the remaining portions of these zones (trending 045°). The primary zones has portions in the north and southern periphery of the mineralization which dip 30° more steeply (dipping 75° to the west) than the central portion of the primary zone (dipping 45° to the northwest). These domains were coded and flagged to blocks and back-flagged to composites and were used as the basis for matching samples and blocks during the estimation process. The domain codes are shown below in Table 14-8.

Table 14-8    Estimation Domains

Domain	Domain Code	Sub-Domain Code	Grade Shell Code	Description
Oxide Zone	5	100	2	Oxide Zone Low Grade Gold. 45˚ strike
	5	100	1	Oxide zone. High grade gold. 45˚ strike
	5	50	2	Oxide zone. Low grade gold. 75˚ strike
	5	50	1	Oxide zone. High grade gold. 75˚ strike
Supergene Zone	10	100	None	Supergene zone, 45˚ strike
	10	50	None	Supergene zone, 75˚ strike
Primary Zone Copper	15	100	2	Primary, low grade copper. 45˚ dip
	15	100	1	Primary zone, high grade copper. 45˚ dip
	15	50	2	Primary, low grade copper. 75˚ dip
	15	50	1	Primary zone, high grade copper. 75˚ dip
Primary Zone Zinc	15	100	2	Primary, low grade zinc. 45˚ dip
	15	100	1	Primary zone, high grade zinc. 45˚ dip
	15	50	2	Primary, low grade zinc. 75˚ dip
	15	50	1	Primary zone, high grade zinc. 75˚ dip

Page | 14-17

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.2.3	Grade Capping/Outlier Restrictions

AMEC evaluated log-scaled histograms, probability plots, indicator correlation plots, and a Monte Carlo simulation based method (Metal at Risk) to define grade outliers for copper, zinc, gold, silver, and lead within each estimation domain. The capping grade thresholds and the estimated amount of metal to remove are shown below in Table 14-9.

Page | 14-18

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-9:   Cap Thresholds and Estimated Metal Removed

Oxide	Capping Threshold	Number Capped	Uncapped Mean	Capped Mean	Metal %	Total No. of Composites
Gold High Grade (g/t)	20.00	3	3.68	3.40	7.6	108
Gold Low Grade (g/t)	5.75	3	0.41	0.40	9.2	236
Silver (g/t)	70.0	5	14.5	7.8	46.0	344
Copper (%)	0.20	25	0.09	0.08	12.4	343
Lead (%)	1.40	3	0.19	0.17	12.4	344
Zinc (%)	0.70	15	0.18	0.15	14.8	342
Supergene
Gold High Grade (g/t)	3.00	5	0.94	0.57	39.7	62
Silver (g/t)	200.0	2	75.0	38.1	49.2	62
Copper (%)	4.50	3	1.09	1.04	4.9	62
Lead (%)	0.60	4	0.12	0.10	19.2	62
Zinc (%)	13.50	2	2.46	2.30	6.5	62
Primary
Gold High Grade (g/t)	8.00	2	0.85	0.63	25.9	207
Silver (g/t)	125.0	4	30.0	26.0	13.3	207
Copper Low Grade (%)	1.00	1	0.27	0.27	0.5	87
Copper High Grade (%)	2.75	2	0.99	0.97	0.3	120
Lead (%)	1.00	4	0.16	0.12	23.0	206
Zinc Low Grade (%)	7.50	1	1.12	1.11	0.6	69
Zinc High Grade (%)	11.00	3	4.39	4.33	1.4	138

14.2.4	Composites

In order to normalize the weight of influence of each sample, AMEC regularized the assay intervals by compositing the drill hole data into 3 m lengths using the mineralization domain boundaries to break the composites. AMEC then back-tagged the 3 m composites using the grade shell solid shapes and assigned estimation domain codes. Composites falling within blocks tagged with the grade shell codes were tagged with the corresponding code for each grade shell.

Page | 14-19

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.2.5	Exploratory Data Analysis

Exploratory data analysis comprised basic statistical evaluation of the 3 m composites for copper, zinc, gold, silver, and lead.

Coefficients of variation (CVs) are moderate to low, around and below 1.5, in all domains.

Limited composite sharing was permitted across the probability grade shell boundaries via a coding of the composites falling within 3 m of the boundaries of the probabilistic grade shells. Composites were coded with a 4 if they fell within the grade shell, with a 3 if they occurred within the grade shell and within 3 m of the boundary, with a 2 if they fell outside of the grade shell and within 3 m of the boundary. Composites further away from the grade shell were coded with a 1. These domains were coded and flagged to blocks and back-flagged to composites and were used as the basis for matching samples and blocks during the estimation process.

14.2.6	Density Assignment

AMEC used 51 specific gravity determinations (three outliers were removed from the measurements) to calculate a multiple linear regression formula with copper, zinc, iron, sulphur and barium grades. AMEC used the following formula to calculate SG values for each block within the primary and supergene mineralization zones:

SG = 2.7819 + (Cu x -0.0702) + (Pb x 0.1302) + (Zn x 0.0209) + (Ba x -0.0001429) + (S x 0.0258) + (Fe x 0.0166)

Thirteen specific gravity determinations were used to assign a constant value of 2.51 g/cm3 to all oxide material. The determinations were performed using a wax-coated immersion technique to measure the weight of each sample in air and in water.

14.2.7	Variography

AMEC used Sage 2001 software to construct down-hole and directional correlograms for the estimation domains for copper, zinc, gold silver and lead.

AMEC used spherical models to fit the experimental correlograms with two nested structures and a nugget effect. AMEC oriented the axes of the variogram model in the same orientations as the axes of the search ellipse used for each estimation domain.

Table 14-10 through Table 14-12 show the variogram models, search distances, and search ellipse orientations for the estimation domains.

Page | 14-20

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-10: Grade Variogram Models

	Grade	Nugget	C1	C2	1st Structure Type	1st Structure Ranges			2nd Structure Type	2nd Structure Ranges			Rotation Angles
						X	Y	Z		X	Y	Z	Z	X	Y
Oxide	Ag	0.560	0.292	0.148	Spherical	8.2	6.5	5.6	Spherical	105.4	136.0	63.5	52	-14	15
	Au	0.242	0.576	0.182	Spherical	10.1	17.0	11.6	Spherical	18.4	85.0	32.8	50	-1	33
Supergene	Ag	0.390	0.335	0.275	Spherical	8.4	38.1	8.5	Spherical	9.0	44.8	23.8	42	9	55
	Au	0.360	0.173	0.467	Spherical	12.6	39.7	26.8	Spherical	15.4	47.5	32.1	48	26	70
	Cu	0.034	0.550	0.416	Spherical	8.2	28.2	12.2	Spherical	98.4	48.8	19.6	-36	-6	-6
	Pb	0.260	0.125	0.615	Spherical	11.0	20.5	8.2	Spherical	11.7	39.7	20.7	46	7	69
	Zn	0.210	0.133	0.657	Spherical	2.8	5.7	18.3	Spherical	7.8	12.4	34.1	-30	-16	67
Primary	Ag	0.248	0.636	0.116	Spherical	9.4	25.5	4.5	Spherical	53.0	107.4	79.0	45	3	14
	Au	0.420	0.468	0.112	Spherical	6.9	39.0	4.6	Spherical	28.6	56.8	52.2	29	-5	15
	Cu	0.134	0.573	0.293	Spherical	13.8	5.4	1.8	Spherical	70.9	201.4	142.4	-75	-41	-27
	Pb	0.335	0.459	0.206	Spherical	7.8	17.5	3.4	Spherical	15.4	42.8	95.5	26	7	12
	Zn	0.112	0.674	0.214	Spherical	8.5	8.7	1.5	Spherical	29.3	120.2	110.1	-98	-40	89

Note:	Variogram models are given in the real world coordinate system using the LRR rotation convention as used in GSLIB

Page | 14-21

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-11: Grade Model Search Distances

Search Distance Domain	Domain Code (Subdomain Code)	Pass 1			Pass2			Pass 3
		X	Y	Z	X	Y	Z	X	Y	Z
Oxides	5(50,100)	40	20	20	60	30	30	80	40	40
Supergene	10(50,100)	40	20	20	60	30	30	80	40	40
Primary, 45 dip	15(100)	40	40	20	60	60	20	80	80	40
Primary, 75 dip	15(50)	40	40	20	60	60	20	80	80	40

Table 14-12: Search Ellipse Orientations for Block Interpolation

Domain	Domain Code (Sub-domain Code)	Z-Axis (Left Hand Rule)	X-Axis (Right Hand Rule)	Y-Axis (Left Hand Rule)
Oxide, 45 strike	5 (100)	0	0	0
Oxide, 75 strike	5 (50)	30	0	0
Supergene 45 strike	10 (100)	0	0	0
Supergene 75 strike	10 (50)	30	0	0
Primary 45 dip	15 (100)	0	-45	0
Primary 75 dip	15 (50)	0	-75	0

Note:	Search ellipses are relative to the rotated model coordinate system.

14.2.8	Estimation/Interpolation Methods

The block model consists of regular blocks (5 m along strike x 3 m across strike x 3 m vertically) with a 45˚ anti-clockwise rotation. The block size was chosen such that geological contacts are reasonably well reflected and to support an open pit mining scenario.

The grade interpolation process included:

· Grade estimation was completed in three passes using inverse distance weighting to the power of three (IDW) for gold, copper, zinc and lead in the oxide zone. Silver in the oxide zone was estimated by ordinary kriging (OK). Gold, copper, zinc, silver and lead in the supergene and primary zones were estimated by ordinary kriging.

· Search orientations for all domains were based upon variogram orientations and were re-oriented to account for the changes in trend and dip described in Section 14-2.

Page | 14-22

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· A minimum of 3 and a maximum of 8 drill hole composites were required for estimation in the first and second passes for gold in the oxides. A minimum of 3 and a maximum of 12 drill hole composites were required for estimation in the first and second passes for all other grades. A maximum of two composites per drill hole ensures a minimum of two holes are used for estimation.

· A minimum of 1 and maximum of 8 drill hole composites were required for estimation in the third pass for gold in the oxide zone. A minimum of 1 and maximum of 12 drill hole composites were required for estimation in the third pass for all other grades.

14.2.9	Block Model Validation

AMEC validated the Harena block model to ensure appropriate honouring of the input data. Nearest-neighbour (NN) grade models were created to validate the OK and IDW grade models. A NN model of the grade shell indicators was created to validate the OK indicator models.

The validation comprised:

· Detailed visual inspection of block grade versus composited data in section and plan view. The visual inspection of block grade versus composited data showed a good reproduction of the data by the model.

· A comparison between the OK/IDW and NN estimates was completed to check for global bias in the gold, silver, copper, zinc and lead grade estimates. Differences were within acceptable levels and no global biases were noted in the estimates.

· Comparison of the global proportions of each grade shell indicator in the NN and OK models show differences which are within acceptable levels.

· Swath plot validation compared average grades from OK/IDW and NN models along different directions. Except in areas where there is currently limited drilling, the swath plots indicated good agreement for all variables.

· Swath plot validation of the grade shell indicators from OK and NN models indicate good agreement.

· The degree of smoothing due to kriging was assessed by considering change of support correction using Hermitian polynomials. The results show that the over smoothing could result in unplanned dilution of around 5% in gold (in oxide mineralization), copper and zinc grades (in primary mineralization) during mining. AMEC concludes that the kriging smoothing is within an acceptable range.

AMEC evaluated the impact of capping by estimating uncapped and capped gold, silver, copper, zinc, and lead grade models. Generally, the amounts of metal removed by capping in the models are consistent with the amounts calculated during the grade capping study on the composites. The amount of metal to be removed by capping is calculated by the following formula:

Page | 14.23

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

% Metal = (Mean Uncapped – Mean Capped)
Mean Uncapped

14.2.10	Classification of Mineral Resources

AMEC calculated drill hole spacing’s for classifying blocks into the Measured and Indicated categories based on confidence limits of kriging for the oxide zone, supergene zone and the primary zone separately.

For the oxide zone, AMEC considered confidence limits on gold grades and the gold indicator (representing confidence in the tonnage estimates) with a production panel representing 2.4 Mt/a. For the supergene and primary zones, AMEC considered confidence limits on copper and zinc grades.

For the oxide and supergene zones, AMEC considered blocks to be in the Measured category of mineral resources if three drill holes fell within a 14 m radius of the block and Indicated blocks if at least two drill holes fell within a 38.5 m radius.

For the primary zone, AMEC considered blocks to be in the Measured category of mineral resources if three holes fell within a 38.5 m radius and Indicated blocks if two holes fell within a 55 m radius.

Extrapolation of Inferred resource blocks is restricted to the limits of the mineralization solids. The mineralization solids represent the limit at which grade continuity can reasonably be assumed.

Due to the lack of density determinations and comprehensive metallurgical testwork on the mineralization at Harena, no Measured mineral resources have been reported.

14.2.11	Reasonable Prospects of Economic Extraction

AMEC assessed the classified blocks for reasonable prospects of economic extraction by applying preliminary economics for potential open pit mining methods. The assessment does not represent an economic analysis of the deposit, but was used to determine reasonable assumptions for determining the mineral resource. The assumed long-term metal prices used by AMEC for mineral resources are shown below in Table 14-13.

Page | 14-24

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-13: Resources Metal Prices

Metal Prices	Price
Copper ($/lb)	3.30
Zinc ($/lb)	1.05
Gold ($/oz)	1,350
Silver ($/oz)	26.00

14.2.12	Marginal Cut-off Grade Calculation

AMEC defined marginal net smelter return cut-off values of 48.92 $/t and 37.79 $/t for reporting oxide and primary mineral resources respectively. The marginal cut-offs are based on process, G&A and stockpile re-handle costs evaluated during 2012 for the Bisha Main deposit. An additional ore-based mining cost of 2.50 $/t was used to account for the cost of trucking the material to the processing plant at the Bisha mine. The parameters informing the marginal cut-off calculation are included in Table 14-14 and the assumed metallurgical recoveries are shown in Table 14-15.

Table 14-14: Optimization Parameters for Resource Pit Shell

Mining Costs	Units	Oxide Value (US$)	Primary
Waste Mining Reference Cost	$/t mined	2.08	2.08
Mining Sustaining CAPEX Allowance	$/t mined	N/A	N/A
Total Reference Mining Costs	$/t mined	2.08	2.08
Ore Based Costs
Overland Ore Haulage Cost	$/t ore	2.50	2.50
Process Cost	$/t ore	34.52	26.25
Tailings Management	$/t ore	N/A	N/A
Stockpile Rehandle	$/t ore	1.00	1.25
Mill Sustaining CAPEX Allowance	$/t ore	N/A	N/A
G&A	$/t ore	10.90	7.79
Closure Costs Allocation	$/t ore	0	0
Pit Slope Angles	Degrees	29˚ - 35.5˚	29˚ - 35.5˚
Total Ore Based Costs	$/t milled	48.92	37.79

Source:    AMEC, 2011

Page | 14-25

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-15: Metallurgical Recoveries for NSR Calculation in Percent

Metallurgical Recoveries	Gold	Silver	Copper	Zinc	Lead
Oxide	75	_	N/A	N/A	N/A
Primary Copper Concentrate	36	29	85	N/A	N/A
Primary Zinc Concentrate	N/A	N/A	N/A	72	N/A

14.2.13	Harena Mineral Resource Statement

Mineral Resources for the Project were classified under the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves by application of a cut-off grade that incorporated mining and recovery parameters, and constraint of the Mineral Resources to a pit shell based on commodity prices, metallurgical recoveries and mining costs.

Mineral Resources are tabulated in Table 14-16. The Qualified Person for the Mineral Resource estimate is David Thomas, P.Geo. Mineral Resources are inclusive of Mineral Reserves.

The sensitivity of the mineral resource estimate to changes in the NSR cut-off is presented in Table 14-17.

Table 14-16: Harena Mineral Resource Estimate (Effective Date May 31, 2012)

	Zone	NSR Cut-Off ($/t)						Contained Metal
			Tonnes ('000s)	Cu %	Zn %	Au g/t	Ag g/t	Cu ('000 lb)	Zn ('000 lb)	Au ('000 oz)	Ag ('000 oz)
Indicated
	Oxide Phase	48.92	220			3.79		-	-	27	-
	Primary Phase	37.79	1,850	0.65	3.90	0.56	23	26,510	159,060	33	1,370
	Sub-Total Indicated							26,510	159,060	60	1,370
Inferred
	Oxide Phase	48.92	40			4.49		-	-	6	-
	Primary Phase	37.79	370	0.74	4.06	0.79	32	6,040	33,120	9	380
	Sub-Total Inferred							6,040	33,120	15	380

The following notes should be read in conjunction with Table 14-16:

NSR Cut-Off ($US/t): Oxide Phase $48.92 and Primary Phase $37.79.

Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

Page | 14-26

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 14-17: Harena Mineral Resource Sensitivity to Cut-off Changes within the Constraining Shell

Category	NSR Cut-Off ($/t)	Tonnes ('000s)	Cu %	Zn %	Au (g/t)	Ag (g/t)	Cu (‘000s lb)	Zn (‘000s lb)	Au (oz)	Ag (oz)
Oxide
Indicated	45	240	-	-	3.62	-	-	-	28	-
	48.92	220	-	-	3.79	-	-	-	27	-
	55	200	-	-	4.09	-	-	-	26	-
	60	180	-	-	4.33	-	-	-	25	-
Inferred	45	50	-	-	4.32	-	-	-	7	-
	48.92	40	-	-	4.49	-	-	-	6	-
	55	40	-	-	4.92	-	-	-	6	-
	60	30	-	-	5.21	-	-	-	5	-
Primary
Indicated	35	1,850	0.65	3.89	0.56	23	26,510	158,650	33	1,370
	37.79	1,850	0.65	3.9	0.56	23	26,510	159,060	33	1,370
	45	1,820	0.65	3.92	0.561	24	26,080	157,290	33	1,400
	50	1,780	0.66	3.94	0.57	24	25,900	154,615	33	1,370
Inferred	35	370	0.74	4.04	0.78	31	6,040	32,950	9	370
	37.79	360	0.74	4.06	0.79	31	5,870	32,220	9	360
	45	350	0.75	4.13	0.79	32	5,790	31,870	9	360
	50	350	0.76	4.16	0.8	32	5,860	32,100	9	360

Note:	*Bold indicates resource statement cut-off

14.2.14	Test Work Factors that may affect the Harena Mineral Resource Estimate

Areas of uncertainty that may materially affect the Mineral Resource estimates include:

· long-term commodity price assumptions

· long-term exchange rate assumptions

· operating cost assumptions used

· metal recovery assumptions used

· changes to the tonnage and grade estimates as a result of new assay and bulk density information

· changes to the slope angle of the pit wall as a result of geotechnical information will affect the pit shell used to constrain the mineral resources

Page | 14-27

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

14.3	North West Zone Exploration Target

The North West Zone prospect is at an early stage of data collection, and insufficient information is available to support mineral resource estimation. However, the number of drill holes, and the dimensions of the mineralized area are sufficient to permit estimation of an Exploration Target.

Drilling to date has comprised 100 drill holes in the North West Zone. Drilling and logging is on-going and assays from the 60 holes drilled in 2011 and 2012are pending at time of writing. Data and assays from earlier programs up to 2006 show that the main massive sulphide lens at the North West Zone has dimensions of approximately 650 m in length, varies in width from 100 m to 175 m in width (the inter-limb distance across the antiform) and varies in thickness from less than 5 m to 70 m. In addition, there may be a zinc-rich area that has dimensions of 200 m in length, a thickness of 10 m to 15 m along the limbs and 25 m to 40 m in the nose of the antiform.

Assays from drill holes up to 2006 show average grades of the main pyritic massive sulphide lens are 0.5% Cu, 0.1% Zn, 0.5 g/t Au and 20 g/t Ag. The average grades of the zinc-rich area are 0.9% Cu, 3.6% Zn, 0.3 g/t Au, and 34 g/t Ag.

Using this information an Exploration Target at the NorthwestNorth West Zone would be in the range of 4 Mt to 11 Mt with grades ranging from 20 g/t to 45 g/t Ag, 0.3 g/t to 0.5 g/t Au, 0.5% to 1.1% Cu and 0.1% to 0.2% Zn.

AMEC cautions that the potential quantity and grade of the North West Zone are conceptual in nature, that there has been insufficient exploration to define the Exploration Target as a Mineral Resource, and that it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource. The Exploration Target lies outside the Bisha Main Zone Mineral Resources.

Page | 14-28

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

15	Mineral Reserve Estimates

15.1	Key Assumptions/Basis of Estimate

Mineral Reserves for Bisha and Harena are supported by a LOM plan, which was developed using the following key parameters.

15.1.1	Pit Slopes

BGC reviewed and updated pit slope design criteria during 2012. These geotechnical design criteria, which are considered to be at pre-feasibility level, were incorporated into the Bisha and Harena pit slope designs. Overall pit slopes varied from 34.5° to 44° for Bisha and from 29º to 35.5º for Harena. A detailed discussion of pit slope design parameters is provided in Section 16.1.

15.1.2	NSR Calculations

Revenue will be generated from the sale of gold and silver doré during the Oxide Phase, copper concentrates, which contain payable co-products of gold and silver, during the Supergene Phase, and both copper and zinc concentrates during the Primary Phase of the operation. To capture the multi- rock type, and multi-element complexity, NSR values were calculated for block valuation.

The NSR grade determination considers the recoveries, concentrate grades and penalties where applicable for each rock type, and applies the price and cost parameters shown in Table 15-1 to Table 15-7 resulting in a net value per tonne of ore, inclusive of all costs outside the mine gate. Only Measured and Indicated Mineral Resources were considered for processing. Inferred Mineral Resources were treated as waste.

Table 15-1:   Reserves Metal Prices

Commodity	Units	Cost
Cu	$/lb	2.80
Au	$/oz	1,175
Ag	$/oz	22.00
Zn	$/lb	0.92

Page | 15-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 15-2:   Royalties

Heading	Heading	Heading
Base Metals	(%)	3.50
Precious Metals	(%)	5.00

Table 15-3:   Oxide Parameters

Description	Units	Bisha	Harena
Recoveries to Doré
Au	(%)	88.00	75.00
Ag	(%)	22.00	0.00
Metal Content in Dore	(%)	85.00	85.00
Deductions and Payable Metal
Au Payable	(%)	99.90	99.90
Ag Payable	(%)	99.50	99.50
Refining Charge
Au Refining Charge	$ / oz	0.20	0.20
Ag Refining Charge	$ / oz	0.00	0.00
Dore treatment charge	$/oz of Doré	0.30	0.30
Transport Charge	( $/kg)	18.34	18.34
Insurance Charge	(%)	0.38	0.38

The Bisha oxide gold and silver recoveries are based on actual production at the Bisha Mill. The Harena gold recovery is based on metallurgical test work. Silver was not analysed in the Harena oxide test work.

Small tonnages of oxide Mineral Resources (34 kt from Bisha and 80 kt from Harena) were not converted to Mineral Reserves due to mining extraction occurring after the mill conversion to process copper ores. These materials have been treated as waste in the mine plan and financial model.

Table 15-4:   Copper Concentrate Recoveries

Recoveries to Cu Concentrate	Bisha Supergene	Bisha Hanging wall	Bisha Primary	Harena Primary
Cu (%)	88.00	85.00	85.00	85.00
Au (%)	56.00	56.00	36.00	36.00
Ag (%)	54.00	54.00	29.00	29.00
Cu Concentrate Grade (%)	30.00	22.00	25.50	25.50

Page | 15-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 15-5:   Copper Concentrate Shipping and Smelting Terms

	Units
Payable Metal and Deductions
Cu Payable	(%)	96.50
Cu Deduction	(Unit)	1.00
Au Pay Factor	(%)	95.8
Au Deduction	(g/dmt)	0.5
Ag Pay Factor	(%)	97.5
Ag Deduction	(g/dmt)	30
Treatment and Shipping
Treatment Cost	($ / dmt)	75.00
Land Freight Charge	($ / wmt)	65.00
Umpire and Marketing charges	($ / dmt)	3.50
Port Charges	($ / wmt)	7.00
Ocean freight	($ / wmt)	43.75
Moisture	(%)	8.00
Transit Losses	(%)	0.125
Insurance Cost	(%)	0.20
Refining Charges
Cu	($ / lb)	0.075
Au	$ / oz	5.00
Ag	$ / oz	0.20

The Bisha Supergene copper concentrate test work has identified the presence of enargite / tennantite. An arsenic recovery of 67.5% was estimated from the assumed enargite / tennantite to arsenopyrite ratio. Arsenic recovered to concentrate was capped at 3% on a block by block basis with values greater than 3%, resulting in approximately 225 kt being treated as waste. Blocks with arsenic in concentrate content less than or equal to 3% were subject to a smelter penalty of $5/t per 0.1 increment above 0.2% in the NSR estimate for pit optimization and ore/waste delineation during mine planning.

Approximately 500 kt of supergene Mineral Resource was re-categorized as primary material due to combined zinc and lead grades exceeding 1%.

Page | 15-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 15-6:   Zinc Concentrate Recoveries

	Units	Bisha Primary	Harena Primary
Recoveries to Zn Concentrate
Cu	(%)
Zn	(%)	83.50	72.00
Au	(%)	9.00
Ag	(%)	20.00
Zn Concentrate Grade	(%)	55.60	52.00

Table 15-7:   Zinc Concentrate Shipping and Smelting Terms

	Units
Payable Metal and Deductions
Zn Payable	(%)	85.00
Zn Deduction	(Unit)	8.00
Au Pay Factor	(g)	70
Au Deduction	(%)	1.25
Ag Deduction	(oz)	3
Ag Payable	(%)	75
Treatment and Shipping
Treatment Cost	($ / t)	220.00
Zn Participation	($)	2000.00
Zn Escalator Increase	(%)	10.00
Zn Escalator Decrease	(%)	8.00
Land Freight Charge	($ / wmt)	65.00
Umpire and Marketing charges	($ / dmt)	3.50
Port Charges	($ / wmt)	7.00
Ocean freight	($ / wmt)	43.75
Moisture	(%)	8.00
Transit Losses	(%)	0.125
Insurance Cost	(%)	0.20

Page | 15-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Refining Charges
Zn	($ / lb)	0.00
Au	$ / oz	0.00
Ag	$ / oz	0.00

Note:	refining charges are captured within the treatment cost.

15.1.3	Operating Costs

The waste and ore based costs applied for pit optimization and mine planning were based on 2012 budget costs for the remaining oxide production and factored values as appropriate for changes in process flowsheet and throughput for the Supergene and Primary phases. The mining cost was $2.08/t, plus $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 m above mean sea level and 600 masl for Bisha and Harena respectively. The total ore based costs (process, G&A, and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary ores. Harena ore based costs include an additional $2.50/t overland ore haulage cost.

Because the mineralization-waste delineation was performed using an NSR block value, the total ore based cost represents the marginal breakeven cut-off grade for pit optimization and mine planning purposes.

15.1.4	Pit Optimization and Pit Phase Design

Lerchs-Grossmann (LG) pit optimization was performed to determine the economic limits of the deposits. The NSR grade item (refer to Section 15.1.2) was used to assign block values to indicated blocks. Inferred material was treated as waste. The pit slope recommendations were applied for each spatial region. The waste and ore based costs were applied as stated above. The May 2012 end of month as built triangulated surface was used as the starting surface. The ultimate pit limit shells were based on the full NSR values calculated from the prices and parameters shown above. These shells were used to guide the design of the ultimate pits, which incorporate minimum mining widths and practical ramp access. Internal pit phase designs were guided by nested shells run on Oxide only, and Oxide plus Supergene mineralization.

Page | 15-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

15.2	Dilution and Mining Losses

The Mineral Resource estimates for Bisha and Harena are considered to be internally diluted. Additional external dilution and mining loss adjustments were made at the time of ore and waste delineation for mine planning purposes. To all blocks above cut-off, a 2% dilution and 2% ore loss were applied to account for digging accuracy errors, material routing errors and material carry back in the truck dump bodies. From inspection of the mine’s material handling practices, these adjustments are considered appropriate.

15.3	Conversion Factors from Mineral Resources to Mineral Reserves

Mineral Reserves have been modified from Mineral Resources by taking into account geologic, mining, processing, economic parameters and permitting requirements and therefore are classified in accordance with the 2010 CIM Definition Standards for Mineral Resources and Mineral Reserves.

15.4	Mineral Reserves Statement

The Qualified Person for the Mineral Reserve estimate is Jay Melnyk, P.Eng. a principal of AGP Mining Consultants, Inc.

Mineral Reserves are reported at commodity prices for copper, zinc, gold, and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively, and have an effective date of 31 May, 2012.

Mineral Reserves for Bisha and Harena are summarized in Table 15-8. The Mineral Resources stated in Section 14 are inclusive of the Mineral Reserves.

Table 15-8:   Bisha and Harena Reserves Estimate (Effective Date: May 31, 2012)

Zone	Tonnes (‘000s)					Contained Metal
		Cu %	Zn %	Au g/t	Ag g/t	Cu ('000s lb)	Zn ('000s lb)	Au ('000s oz)	Ag ('000s oz)
Bisha Probable Mineral Reserve Estimate
Oxide Phase	720			6.18	44	-	-	143	1,020
Supergene Phase	6,420	4.09		0.67	28	578,880	-	138	5,780
Primary Phase	17,660	1.13	6.54	0.73	49	439,950	2,546,260	414	27,820
Total						1,018,830	2,546,260	695	34,620
Harena Probable Mineral Reserve Estimate
Oxide Phase	180	-	-	4.21	-	-	-	24	-
Primary Phase	1,530	0.64	3.95	0.55	23	21,590	133,240	27	1,130
Total						21,590	133,240	51	1,130
Combined Bisha and Harena Probable Mineral Reserve Estimate
Oxide Phase	900	-	-	5.79	35	-	-	167	1,020
Supergene Phase	6,420	4.09	-	0.67	28	578,880	-	138	5,780
Primary Phase	19,190	1.09	6.33	0.72	47	461,540	2,679,500	441	28,950
Total						1,040,420	2,679,500	746	35,750

Page | 15-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The following notes should be read in conjunction with Table 15-8:

· NSR Cut-Off ($US/t): Oxide Phase $46.42 for Bisha and $48.92 for Harena; Supergene Phase $35.29 for Bisha; and Primary Phase $35.29 for Bisha and $37.79 for Harena.

· Mineral Reserves are reported within the Bisha and Harena ultimate pit designs, using the NSR block grade, where the marginal cut-off is the total ore based cost stated above. Tonnages are rounded to the nearest 10,000 tonnes and grades are rounded to two decimal places with the exception of silver which was rounded to zero decimal places.

· Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.

· Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper and zinc pounds as imperial pounds.

· The LOM strip ratios for Bisha and Harena are 6.5:1 and 10.2:1 respectively.

· The Bisha Probable Mineral Reserves for oxide material are inclusive of 284 kt at 4.69 g/t Au in stockpile as of 31 May 2012.

NSR based cut-offs are useful to properly model the economic contribution of multiple metals for reserves estimation; however they do not provide a sense of the metal grades at cut-off. Table 15-9 shows the approximate grades of payable metals near the reserves breakeven cut-off for each metallurgical zone.

Table 15-9:   Approximate Grades at Cut-off by Zone

	Cu %	Zn %	Au g/t	Ag g/t
Bisha Oxide			1.33	30
Harena Oxide			1.82
Supergene	0.60		0.42	10
Hanging Wall	0.90		0.01	1
Bisha Primary	0.49	1.51	0.48	19
Harena Primary	0.32	2.65	0.33	15

15.5	Factors that May Affect the Mineral Reserve Estimate

Factors that may affect the Mineral Reserve estimates include dilution, metal prices, smelter, refining and shipping terms, metallurgical recoveries, and geotechnical characteristics of the rock mass, capital and operating cost estimates, effectiveness of surface and ground water management, and likelihood of obtaining required permits and social licenses.

Page | 15-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The QP’ s are of the opinion that these potential modifying factors have been adequately accounted for using the assumptions in this Report, and therefore the Mineral Resources within the mine plan may be converted to Mineral Reserves. Factors which may affect the assumptions in this Report include:

· Commodity price and exchange rate assumptions.

· Ensuring marketability of concentrates in particular the copper concentrate during the Supergene Phase will require careful ore control and blending to minimize smelter penalties.

· Mill throughput of the identified ore types may prove to be higher or lower than modelled. If certain rock types or delivered blends of rock types have lower throughputs than currently modelled, this would increase the processing cost, which would in turn increase the mill cut-off grade. All other things held constant, this would tend to reduce the tonnage of the Mineral Reserve and the amount of contained metal. If throughput reductions are significant, this could reduce the size of the economic pit limits, further reducing the Mineral Reserve. Furthermore, a reduction in throughput would delay cash flow, resulting in a negative impact on Project economics.

· Effective surface and ground water management will be important to the safety and productivity of the mining operation. If the currently-planned water management methods prove to be ineffective, additional dewatering wells may be required, which would add to the capital and operating costs, resulting in a negative impact on Project economics and a potential reduction in the Mineral Reserves.

Page | 15-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

16	Mining Methods

16.1	Geotechnical

16.1.1	Overview

Geotechnical assessments of the open pit slopes for the Main Zone and the Harena Zone of the Bisha Mine have been undertaken by BGC Engineering Inc. (BGC). Slope design recommendations for the bench, inter-ramp, and overall slope scales have been provided for each zone based on historic geotechnical drilling, recent (2011/2012) geotechnical drilling, and experience with the current pit walls of the Main Zone. AGP has used these open pit slope designs (Table 16-1 and Table 16-2) in the updated reserve estimate.

16.1.2	Main Zone

The Bisha Pit is planned to be approximately 1.5 km long and 1 km wide. The slope heights will range from 160 m to 290 m. BGC completed rock mass characterization, structural geology assessments, and slope stability assessments to develop the open pit slope designs for the Main Zone (BGC, 2012).

Others have mainly collected geotechnical data used in the current work from 2004 to 2012; these data were compiled by BGC. Geotechnical drilling results, oriented core data, discontinuity mapping, and geological models were provided by BMSC. Data from 33 geotechnical drill holes have been used by BGC. Photogrammetric mapping and documentation of existing slopes in the Main Zone open pit was completed by BGC to provide additional structural geology data and to assess the performance of the mined slopes. Previously completed geomechanical laboratory testing was supplemented by additional rock core samples selected by BGC. The laboratory-testing database consists of small scale direct shear (10), uniaxial compressive strength (80), and Brazilian tensile strength (73) results.

The rock mass of the Main Zone has been divided into three geotechnical units, based on the intensity of weathering, properties of the intact rock, and geologic units encountered. The geotechnical units used for the current study are “SRK” or saprock, “WRK” or weathered rock, and “FRK” or fresh rock. Geotechnical core logging completed by BMSC and reviewed by BGC has been used to characterize the rock mass of the Main Zone.

The SRK geotechnical unit includes highly to completely weathered rock, including the saprolite, oxide ore, and strongly acidified or “soap” material. The rocks of the SRK unit are typically extremely weak to weak. The rock mass rating (RMR 1976) for SRK is “very poor.”

Page | 16-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The WRK geotechnical unit includes slightly to moderately weathered rock, including the weathered and / or altered supergene ore. The rocks of the WRK unit are typically weak to strong. The rock mass rating for the WRK unit is "fair." The FRK geotechnical unit includes all rocks below the WRK unit, including the sulphide ore. The rocks of the FRK unit are typically medium strong to strong. The rock mass rating for the FRK unit is "good."

The Main Zone has been divided into three structural domains; the domain boundaries are interpreted to be fold axes. The locations of the fold axes were interpreted by BGC based on a combination of available data for the orientation of the foliation from oriented core data provided by BMSC as well as regional geological mapping. The structural domain boundaries include a syncline to the west side of the Main Zone dividing Domain I from II and an anticline to the east side of the Main Zone dividing Domain II from III. Domain I and III are characterized by steep east dipping foliation, and Domain II is characterized by steep west dipping foliation. Besides these project scale fold axes, there are local variations in foliation orientation due to tight folding.

Open pit slope design recommendations have been provided for each design sector in each geotechnical domain (Table 16-1). Design sectors are defined by the average azimuth of the anticipated wall orientations, based on geological structural controls on slope stability. Geotechnical domains result from the combination of structural domains and geotechnical units, resulting in nine distinct geotechnical domains (Figure 16-1). The recommended inter-ramp angles vary from 31 degrees to 46 degrees, depending on the design sector and geotechnical domain.

Depressurization of the open pit slopes is required to achieve the open pit slope designs. The pre-development water table is approximately 15 m below ground surface (Knight Piésold, 2012). Some examples of seepage from the current slopes in the Main Zone have been identified. A combination of vertical wells and horizontal drains has been proposed to dewater the open pit and depressurize the slopes. Further evaluations of the pit dewatering system are required as part of future mine design studies.

Page | 16-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 16-1: Main Zone Domains and Geotechnical Units

1,716,500
1,716,000
1,715,500
1,715,000
1,714,500
338,500
339,000
LEGEND
INTERPRETED SYNCLINE
INTERPRETED ANTICLINE
I STRUCTURAL DOMAIN
FAULTS ON PIT
SRK
WRK
BASE OF WRK
BASE OF SRK
STRUCTURAL DOMAIN BOUNDARY
DESIGN SECTOR
AS-BUILT PIT MARCH 2012 ²
ULTIMATE PIT ³
REGIONAL GEOLOGY⁴
FOLD AXIAL TRACE
Ifp, INTERMEDIATE TO FELSIC PLUTONIC ROCKS
r, RHYOLITE, RHYODACITE AND RELATED ROCKS
ufv, UNDIVIDED FELSIC METAVOLCANIC ROCKS
umt, UNDIVIDED MAFIC TUFFACEOUS METAVOLCANIC ROCKS
uv, UNDIVIDED METAVOLCANIC ROCKS
vs, INTERBEDDED FINE-GRAINED FELSIC TUFFACEOUS METAVOLCANIC ROCKS AND METASEDIMENTARY ROCKS
I
II
III
NW2 FAULT
NE-SW FAULT
NW-SE FAULT
EW FAULT

100 50 0 100 200 300
METRES

NOTES:
1. NW2 FAULT INTERPRETED FROM PHOTOGRAMMETRY; NE/SW, EW, AND NW/SE FAULTS PROVIDED BY BISHA MAY 10, 2012.
2. MARCH AS-BUILT TOPOGRAPHY PROVIDED BY BISHA MINE SHARE COMPANY APRIL 9, 2012.
3. ULTIMATE PIT PROVIDED BY BISHA MINE SHARE COMPANY MARCH 6, 2012.

WGS 1984 UTM Zone 37N

SCALE:	1:5,000
DATE:	JUL 2012
DRAWN:	LL, WKL, MIB
DESIGNED:	DS
CHECKED:	DK
APPROVED:	

REV | DATE | REVISION NOTES | DRAWN | CHECK | APPR

PROFESSIONAL SEAL:

DRAFT

BGC ENGINEERING INC.
AN APPLIED EARTH SCIENCES COMPANY

CLIENT:
BISHA MINING SHARE COMPANY

TITLE:
STRUCTURAL DOMAINS AND GEOTECHNICAL UNITS

PROJECT No.:	DWG No.:	REV:
1102-001	03

Page | 16-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 16-1:   Bisha Main Zone Slope Designs

Geotechnical Domain	Catch Bench Geometry			Inter-Ramp Geometry
	Design Height	Face Angle	Width (varies with slope azimuth)	Maximum Height	Angle (varies with slope azimuth)
	Bh (m)	Ba (°)	Bw (m)	IRh (m)	IRa (°)
SRK-I	10	63	6.0 to 11.6		31 to 42
SRK-II	10	63	6.0 to 7.9		38 to 42
SRK-III	10	63	6.0 to 7.9		38 to 42
WRK-I	10	63	6.8 to 9.5	100	36 to 42
WRK-II	10	63	6.0 to 8.5	100	38 to 44
WRK-III	10	63	6.8 to 8.5	100	38 to 42
FRK-I	10	70	6.0 to 9.9	140	37 to 46
FRK-II	10	70	6.0 to 8.9	140	39 to 46
FRK-III	10	70	6.0 to 8.9	140	39 to 46

Note:	1. Summarized from Table 10. Bisha Mine - Main Zone Pre-Feasibility Level Open Pit Slope Designs, (BGC 2012b)
2. Any walls developed in the SRK unit that are greater than 30 m high required detailed geotechnical review; slope design modifications may be required.
3. For rock mass control, SRK is assumed to be dry, WRK is assumed to be dry in the NE pit wall and 25% saturated elsewhere, and FRK is assumed to be 100% saturated.

16.1.3	Harena Zone

The Harena Zone open pit is planned to be approximately 500 m long and 500 m wide. The slope heights of the ultimate open pit range from 115 m to 150 m. BGC understands that the development of the Harena Zone will be undertaken in two main phases: mining of oxide ore and mining of primary sulphide ores. BGC completed rock mass characterization, structural geology assessments, and slope stability assessments to develop open pit slope designs for the Harena Zone (BGC, 2012a).

The geotechnical database relied on for the current work includes geotechnical drilling, oriented core data, and laboratory testing results. Four geotechnical drill holes were completed by BMSC for the current work. A laboratory program of small-scale direct shear (31), uniaxial compressive strength (19), and Brazilian tensile strength (22) testing was completed. Data from previously completed exploration drill holes was also used in the current study. The data for the Harena Zone has been supplemented by observations of the existing pit slopes of the Main Zone.

Page | 16-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

The weathering profile is well developed in the foliated and folded felsic and mafic volcanic rocks of the zone. The rock mass near surface is completely too moderately weathered; Fresh or un-weathered rock is found approximately 50 m below the current ground surface. The rock mass of the Harena Zone was divided into four geotechnical units, including: “Poor” quality weathered rock, oxide ore, “fair” to “good” quality fresh rock, and primary sulphide ore.

A structural geology model for the Harena Zone has been developed from oriented core and lineament mapping data. The zone appears to be located in a single structural domain (Figure 16-2). The geological structure of the zone is dominated by steeply northwest dipping foliation. Major geological structures include foliation and three sets of faults inferred from the available lineament mapping data.

Open pit slope design recommendations have been provided for each design sector in each geotechnical domain (Table 16-2). Design sectors are defined by the average azimuth of the anticipated wall orientations, based on geological structural controls on slope stability. The recommended inter-ramp angles vary from 34° to 43°, depending on the design sector of the pit.

Depressurization of the open pit slopes is required to achieve the open pit slope designs. The pre-development water table is assumed to be similar in the Harena Zone as the Main Zone. The current work has assumed a water table approximately 15 m below ground surface. Vertical wells may be adequate to dewater the open pit and depressurize the slopes. Further evaluations of the pit dewatering system are required as part of future mine design studies.

Page | 16-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 16-2: Harena Domains and Geotechnical Units

Table 16-2:   Harena   Slope Designs – Primary Sulphide Mine Phase

Geotechnical Domain	Catch Bench Geometry			Inter-Ramp Geometry
	Design Height	Face Angle (varies with slope azimuth)	Width (varies with slope azimuth)	Maximum Height	Angle (varies with slope azimuth)
	Bh (m)	Ba (°)	Bw (m)	IRh (m)	IRa (°)
WRK	12	63	9.0 to 12.3	48 (Az 133)	33 to 38
FRK	12	63 to 70	7.4 to 10.8	84 (Az 313) and 96 (Az 133)	35 to 46

Notes:	1. Summarized from Table 7. Open Pit Slope Designs - Primary Sulphide Mine Phase, (BGC 2012a)
2. Interim slopes developed in the OXO geotechnical unit should use the designs for WRK; interim slopes developed in the PSO geotechnical unit should use the designs for FRK.

Page | 16-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

16.2	Pit Design

The Bisha and Harena deposits will be mined by conventional open pit mining methods. The Bisha pit consists of nine individual pit phases, where the first three phases targeted Oxide production, the second three will target Supergene production and the final three phases will target Primary production. The oxide pit phases are currently providing mill feed to the plant, and Phases 5 and 6 are currently being stripped to prepare for Supergene production.

The Harena pit features two pit phases, one targeting oxide production and the final phase targeting Primary production. At the time of writing, road access to Harena is complete and pioneering of the initial benches of the oxide phase is underway.

The pit designs are guided Lerchs Grossman (LG) optimized pit shells generated using the MineSight mine planning software package. The Bisha and Harena ultimate pit designs plus the internal phases not yet being mined were guided by LG shells generated using the optimization parameters discussed in Section 15.1 and using the pit slope guidance discussed in Section 16.1, with flattening added as required for ramp access. The Bisha pit phases currently being mined were designed based on preliminary LG shells developed in early 2012, using an earlier version of the resource model, earlier geotechnical recommendations and similar NSR parameters.

Pit design parameters include: double lane ramp design width of 27 m based on three times the width of the Cat 775 truck, ramp gradient of 10%, a nominal minimum mining width of 25 m, and smoothing of walls in areas where convex ‘noses’ could cause geotechnical issues.

The ultimate pit designs for Bisha and Harena are shown in Figure 16-3and Figure 16-4 respectively. Pit phase design volumetrics are shown in Table 16-3.

Page | 16-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 16-3: Bisha Ultimate Pit Design

Page | 16-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 16-4: Harena Ultimate Pit Design

16.3	Cut-Off Grades

To capture the multi-rock type, and multi-element complexity, NSR values were calculated for block valuation. The NSR is a net value per tonne of ore, inclusive of all recoveries and costs outside the mine gate, as listed in Section 15.1. Because the mineralization-waste delineation was performed using the NSR block value, the total ore based cost represents the marginal breakeven cut-off grade for pit optimization and mine planning purposes. The total ore based costs (process, G&A, and stockpile re-handle) are $46.42/t for oxide, and $35.29/t for supergene and primary ores. Harena ore based costs include an additional $2.50/t overland ore haulage cost.

Page | 16-9

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

During the oxide phase of production, dilution of the very high-grade acid ore is required as the current process plant configuration is not designed to recover such high concentrations of gold in circuit without significant loss of gold to tailings. The current operating practice features reduced mill throughput coupled with a careful blending of this extra high grade acid ore with low grade and sub-grade material, aiming to achieve optimal mill performance and gold recovery. The current operating cut-off, which provides adequate sub-grade blending material, is 0.30 g/t Au. The presented mine plan includes 420 kt of sub-grade diluting material combined from Bisha and Harena which is above 0.30 g/t Au but below the economic cut-off. This material has not been included in the Mineral Reserves as it is not economic on its own but it provides economic value as an enabler to processing these very high grade acid ores. For the purposes of financial modelling, the minor gold and silver contained metal contributions of this sub-grade material were not included.

16.4	Production/Throughput Rates

The mine plan presented in this Report was developed using throughputs of 1.6 Mt/a for oxide, 2.4 Mt/a for supergene and 2.4 Mt/a for primary materials. The mine plan features a gradual ramp up in production rate at the start of the Supergene phase spread over three quarters before reaching the annualized rate of 2.4 Mt/a.

The oxide plant operated at a rate of 1.8 Mt/a from 2011 to July 2012. The planned process rate of 1.6 Mt/a for the remainder of the oxide rate was constrained by the need for ore blending and the limits on the rate that the mine could deliver these blending materials. This process rate could increase if additional oxide ore tonnes are identified during the ore control process, as has been the trend from January to July 2012. Year to date ore reconciliation through July 2012 is discussed in Section 16.9 below.

Page | 16-10

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 16-3:   Pit Phase Volumetrics

	Ore																				Total Waste (kt)	Total Mat'l (kt)	Strip Ratio
	Oxide (kt)	Au g/t	Ag g/t	Supergene ( kt)	Au g/t	Ag g/t	Cu %	As ppm	Primary (kt)	Au g/t	Ag g/t	Cu %	Zn %	As ppm	Hanging wall ( kt)	Au g/t	Ag g/t	Cu %	Zn %	As ppm
Bisha Ph 2	191	6.79	63	33	2.32	43	3.66	1,365	10	6.07	92	2.63	0.02	1,546	0	0.00	0.0	0.00	0.00	0	298	532	1.27
Bisha Ph 3	65	5.00	93	31	1.16	64	4.84	1,145	33	2.09	138	9.86	0.12	2,378	0	0.00	0.0	0.00	0.00	0	573	702	4.44
Bisha NE Layback	73	9.25	78	0	0.00	0	0.00	0	0	0.00	0	0.00	0	0	0	0.00	0.0	0.00	0.00	0	3,012	3,085	41.26
Bisha Ph 4	129	6.37	57	2,657	0.77	23	3.78	1,058	238	1.14	38	3.45	2.47	1,223	0	0.00	0.0	0.00	0.00	0	1,814	4,838	0.60
Bisha Ph 5	33	0.46	13	1,672	0.67	41	4.90	1,267	642	0.86	49	2.28	3.67	1,206	1	0.23	24.4	4.50	0.04	784	5,939	8,287	2.53
Bisha Ph 6	8	0.58	11	1,485	0.64	29	4.66	1,112	588	0.73	31	1.68	2.4	998	457	0.02	1.2	1.20	0.03	360	20,271	22,809	7.99
Bisha Ph 7	0			58	0.61	32	3.29	917	4,979	0.74	43	0.95	5.57	766	0	0.00	0.0	0.00	0.00	0	8,236	13,273	1.64
Bisha Ph 8	0			0	0.00	0	0.00	0	3,340	0.68	49	0.95	7.34	706	2	0.00	0.5	0.97	0.02	84	37,496	40,838	11.22
Bisha Ph 9	0			5	0.73	35	5.35	1,817	7,827	0.72	54	1.07	7.5	812	19	0.00	0.8	1.24	0.04	7	82,195	90,046	10.47
Bisha Totals	499	6.28	64	5,941	0.72	30	4.32	1,132	17,657	0.73	49	1.13	6.5	808	479	0.02	1.3	1.21	0.03	345	159,834	184,410	6.50
Harena Ph 1	536	1.42	3	0	0.00	0	0.00	0	0	0.00	0	0.00	0	0	0	0.00	0.0	0.00	0.00	0	2,559	3,095	4.77
Harena Ph 2	0	0.00	0	0	0.00	0	0.00	0	1,529	0.55	23	0.64	3.94	4	0	0.00	0.0	0.00	0.00	0	14,578	16,107	9.53
Harena Totals	536	1.42	3	0	0.00	0	0.00	0	1,529	0.55	23	0.64	3.95	4	0	0.00	0.0	0.00	0.00	0	17,137	19,202	8.30

Page | 16-11

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

16.5	Mine Plan

The mine plan presented in this report was carried out using a manual spreadsheet based scheduling tool, targeting the throughputs discussed above, using the oxide diluted by phase, by bench volumetrics. Descent rates were limited to 50 vertical metres per year. Drilling and blasting will be performed on 5 m benches, with loading carried out on 2.5 m flitches to minimize dilution and mining loss. The mine is scheduled to work 360 d/a, with five days allowed for delays due to weather disruptions. The plant is scheduled to operate 365 d/a.

The plan starts from the May 2012 end of month-surveyed surface. The processing of oxide ore will be complete at the end of Q1, 2013. During the transition from oxide processing to the commissioning of the supergene plant, in Q2, 2013, the process department will decommission the gold plant and become involved in plant commissioning and training. During this same transition period, the mining department will continue mining activities. Supergene material is processed alone until early in 2015 when the zinc flotation plant comes on line to begin processing Primary phase material. From that time until late 2016, both supergene and primary ores will be treated in campaigns of approximately one-month duration. From 2017 onwards, the plan will process Primary materials only from both Bisha and Harena.

The mill feed constitutes ore transported directly from the mine plus ore reclaimed from the blending stockpiles. Historically, the majority of the ore has been routed to the blending stockpiles with very little ore direct tipped to the crusher. As blending requirements will continue as the mine transitions to Supergene and later Primary, the plan assumes all material is re-handled from the blending stockpile. Longer-term stockpiling has been minimized to limit oxidization of material.

The summarized mine plan is shown in Table 16-4.

Table 16-4:   Summarized Mine Plan

Period	Mill Feed (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Waste (kt)	Total Mined (kt)	Strip Ratio
Oxide Phase
M6-2012	100	6.44	64.0			1,145	1,236	12.58
Q3-2012	450	5.40	43.8			4,470	4,894	11.26
Q4-2012	419	2.19	4.9			4,775	5,049	17.43
Q1-2013	350	3.52	26.2			4,186	4,536	11.96
Supergene Phase
Q2-2013	420	1.20	52.6	5.12		4,246	4,653	12.38

Page | 16-12

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Period	Mill Feed (kt)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Waste (kt)	Total Mined (kt)	Strip Ratio
Q3-2013	450	0.91	33.7	4.38		4,220	4,675	9.38
Q4-2013	550	0.76	23.8	4.35		5,315	5,882	9.66
Y2014	2,400	0.66	29.3	4.46		20,057	22,670	8.36
Mixed Supergene & Primary Phase
Y2015	2,400	0.76	36.6	3.25	1.75	19,520	21,594	9.88
Y2016	2,400	0.58	30.1	2.26	2.31	21,299	23,699	8.87
Primary Phase
Y2017	2,400	0.71	34.4	0.88	4.17	19,161	21,561	7.98
Y2018	2,400	0.69	42.1	0.88	5.80	16,526	18,926	6.89
Y2019	2,400	0.61	49.6	1.05	7.20	21,048	23,448	8.77
Y2020	2,400	0.51	43.5	1.00	5.94	13,192	15,592	5.50
Y2021	2,400	0.65	51.4	1.03	7.42	8,711	11,111	3.63
Y2022	2,400	0.73	53.0	1.10	7.22	6,724	9,124	2.80
Y2023	2,400	0.67	54.7	0.95	8.16	2,368	4,768	0.99
Y2024	186	0.73	64.7	1.02	10.56	8	194	0.04
Total	26,925					176,971	203,896	6.57

16.6	Waste Rock Storage

Over the remaining life of the mine, it is expected that 160 Mt of waste rock will be produced from the Bisha Pit and placed in two waste rock storage facilities (WRFs) to the east and southeast of the open pit, plus a small backfill dump located in the north end of the ultimate pit, as shown in Figure 16-5. The east WRF covers nominally 80 ha and the southeast WRF covers nominally 90 ha. An operational scheduling plan has been prepared for placement of the rock within the dumps that allows potential acid rock drainage (ARD) issues to be appropriately managed during operations while providing some flexibility for closure.

Approximately 85% of the waste rock to be generated at Bisha is likely to be acid generating. The remaining 15% may be suitable for construction or capping material. This material will be directed to a dedicated section of the waste dumps to be ultimately used for closure and rehabilitation works.

It is also expected that 17 Mt of waste rock will be produced from the Harena Pit and placed in two waste rock storage facilities (WRFs) to the east and southeast of the open pit, as shown in Figure 16-6. A waste rock characterization study is underway which will provide guidance regarding waste rock storage requirements.

Page | 16-13

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 16-5: Bisha Site Layout

338750 E
340000 E
340250 E
340500 E
340750 E
1716250 N
1715750 N
1715500 N
1715250 N
1715000 N
1714750 N
1714500 N
1713750 N
Plant
N
Pit
Backfill
East
Waste
Dump
Ultimate
Pit
South
East
Waste
Dump

Page | 16-14

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 16-6: Harena Mine Site Layout

16.7	Blasting and Explosives

Production blasting is performed using ANFO when dry conditions allow, and a heavy ANFO blend when wet conditions are present, necessitating an explosive mixture that is resistant to water. Site infrastructure currently includes an ANFO plant. Emulsion is currently transported to site. AGP recommends investigating the potential cost and logistic benefits of establishing an emulsion plant on site.

16.8	Grade Control

The original ore control strategy was to delineate ore and waste using RC holes piercing multiple benches, using an RC equipped ROC L8 drill. Due to poor ground conditions in the oxide material, this plan was abandoned early in the mine life. In most areas, reasonable blast hole samples cannot be obtained either. To mitigate for these conditions, a rip line sampling procedure was implemented. The rip line enables sampling of approximately the top 0.8 m of depth of the 2.5 m flitch on long surveyed lines across each bench that are spaced 10 m apart. A dozer sinks its single ripper shank to full depth and rips the full length of the surveyed line across the mineralized zone. Manual sampling of the ripped material is performed on 2 m intervals through the ore zone, transitioning to 4 m intervals beyond the ore zone into known waste. Target sample weight per interval is 4 to 6 kg. Additional samples are taken less frequently for bulk density determinations. The sample locations are surveyed and the open trench is mapped by a geologist prior to the trench being graded over.

Page | 16-15

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

AGP have reviewed the rip line sampling approach at Bisha and consider it to be the best available sampling method for the poor ground conditions where RC and blast hole sampling is not possible. BMSC is preparing to revert back to RC drilling for the Supergene phase when ground conditions are expected to improve significantly. 20 m deep holes are planned on a 5 m x 10 m grade control pattern with 2 m sample intervals. Two dedicated ore control RC drill rigs have been ordered for this task.

The first bench of ore control RC drillholes have been completed at Harena. 10 m vertical holes were drilled successfully, suggesting that ground conditions in the Harena oxide may be more favorable than the Bisha oxide.

Ore control samples are processed at the on-sit laboratory that is managed by SGS. The ore control procedure includes QA/QC checks such as the use of multiple commercially prepared standards, blanks, and lab duplicates checks. Lab performance on standards and blanks is monitored and when variances exceed a pre-defined tolerance, re-assays are requested. Field blind duplicate samples are not currently used.

16.9	Reconciliation

AGP has performed a high-level reconciliation of the AGP June 2012 resource model, comparing it to BMSC provided ore control and mill reporting year to date through July 2012 of the oxide zone. The ore control mining shapes were constrained within the Dec 31, 2011 and July 2012 end of period surfaces resulting in a wire frame of the material shipped as ore. The resource block model was interrogated within this mining shape and the results are compared against the ore control estimate of ore (Table 16-5), and adjusted by stockpile start and end inventories to allow comparison against mill production (Table 16-6).

Total tonnes within the mining shape consist of block model predicted ore plus waste. The total material (predicted ore plus waste) equaled 978,276 tonnes, which is 2.2% higher than the ore control reported tonnage of 956,812 tonnes. This close match demonstrates that the bulk density model has performing well within this mining shape.

Page | 16-16

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

 Table 16-5:  Ore Mined – Resource Model vs. Ore Control

	Tonnage (t)	Au (g/t)	Contained Au (kOz)
June 2012 Resource Model	561,952	5.81	104.9
Ore Control Estimate	956,812	8.49	261.2

Table 16-6:   Material Milled: Resource Model vs. Ore Control vs. Mill Received

	Tonnage (t)	Au (g/t)	Contained Au (koz)
June 2012 Resource Model with stockpile accounting	703,712	5.19	117.5
Ore Control Estimate	1,098,572	7.75	273.7
Mill Reported received	1,064,604	6.99	239.3

The oxide portion of the resource model has significantly under predicted tonnes and grade compared to the ore control estimates and the reconciled mill reporting. The discrepancy is primarily due to gains in the Acid zone where diamond drill input data was lacking due to very poor core recovery. Mining of the Acid zone is expected to be complete in October 2012. For further discussion regarding sample recovery of the Acid zone, see Section 10-3.

AGP cautions that grades in the oxides are difficult to predict and localized changes can occur rapidly. Although current ore control is showing high grades in shot muck inventory, there is localized uncertainty regarding the depth to the supergene contact.

AGP does not expect as much variability in the supergene as drill core recoveries are significantly better, however localized variability may exist with respect to both in-situ grades and metallurgical response.

16.10	Hydrogeology

16.10.1	Pit Dewatering

Currently, the Bisha pit is being dewatered using six vertical wells, combined by a series of in-pit sumps, and pumping systems. Knight Piésold (Pty) Ltd (Knight Piésold) was retained by BMSC in 2011 to provide a hydrogeological scoping for Bisha Main Pit. This work consisted of aquifer testing of the six existing dewatering boreholes, developing a numerical model to predict the inflow rate to the pit and simulating different scenarios for depressurizing/dewatering the pit. The resulting model predicts that an estimated total abstraction rate of 120 L/sec of pumping will be required, approximately 70 L/sec more than can be captured by the existing dewatering wells. A combination of vertical wells and horizontal drains has been proposed to dewater the open pit and depressurize the slopes.

Page | 16-17

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

AGP notes that the Bisha hydrogeological analysis was performed based on pervious pit designs and mine sequencing. This work should be re-evaluated as mine design studies progress.

For the Harena pit, depressurization of the open pit slopes will be required to achieve the open pit slope designs. Two bore holes have been established and pump tests completed. Further evaluations of the pit dewatering requirements are underway with the first of five new planned bore holes completed. This next phase of hydrogeological investigation is required to support future mine design studies and as a requirement of the Harena conditional mine permit.

16.10.2	Run-off Water

Run-off from waste dumps will potentially be unsuitable for release. Hence, all waste dump contact runoff will be collected. The footprint of waste dumps around the pits will reach their maximum extent at the end of Year 5. During a 200-year precipitation event, approximately 15,000 m³ of water could be stored in the run-off collection ponds.

Diversions have been constructed in the vicinity of infrastructure such as the plant site. Run-off is collected in storm drains and will be collected for use in the process plant if the water is not contaminated. Facilities with the potential to spill contaminants require curbs or berms to contain any spills.

16.10.3	Fereketatet River Interception and Diversion

The hydrology of the project site is such that high intensity, short duration rainfall events occur during the rainy months, resulting in flash flooding situations. The open pit is located in the ephemeral drainage of the Fereketatet River. Diversion works have been constructed to intercept flow in the Fereketatet River during surface runoff events to prevent water entering the pit during development and operations. The diversion works consist of a dyke across the river upstream (southeast) of the proposed pit, which ultimately forms part of the project long-term southern waste dump. This dyke intercepts surface flow and, in extreme events, diverts the flow over a dividing ridge and into the adjacent Shatera River to the east. Additional diversion channels divert an eastern tributary of the Freketetet River to the Shatera River, and divert the western Freketetet River tributary to the Mogoraib River.

16.11	Mining Equipment

The current production equipment fleet as of May 2012 is shown in Table 16-6.

Page | 16-18

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 16-6:   Current Mine Production Fleet

Equipment Unit	Current Fleet
Drills
ROC L8 Drill	2
Pantera 1500 Drill	1
Loading Equipment
Terex RH40 Shovel	1
Terex RH40 Excavator	2
CAT 990H Loader	1
Haul Trucks
CAT 775 Truck	10

To determine the number of additional equipment units required for each major fleet, productivities were calculated by first principles based on estimated annual operating hours and mechanical availabilities. To allow for inefficiencies, a 50-minute operating hour was applied to all equipment At peak production which occurs in year 2018, the equipment requirements are four excavators, one front-end loader, four drills, and twenty five trucks. Equipment replacements were based on the following projected equipment lives in thousands of operating hours: 60 for excavators, 50 for haul trucks and the front-end loader, and 35 for drills. Replacement of the current trucks is scheduled to occur between 2017 and 2019.

Projected ancillary equipment requirements included two road graders, five tracked dozers, three water trucks, one wheel loader, support trucks, utility loader and tyre manipulator, lighting plant, tractor-trailer, crew bus and pickup trucks. The purchase of tow

Future Equipment replacements and additions are shown in Table 16-9.

Ongoing mine planning work may result in modifications to the equipment requirements presented above. An expansion to the maintenance facilities will be required, but was not included in this plan.

Page | 16-19

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 16-7:   Purchases Required for Additions and Replacements

	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
RC Drills	2
ROC L8 Blast hole Drills	-		1	1		1		1		1
Cat 775 Trucks	-	8	6			3	4	2
Terex RH 40 Excavator	-	1	1
Cat D8 Dozers	-	-	1			1
Graders	-	-			1

Page | 16-20

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

17	Recovery Methods

17.1	Process Plant

The 2 Mt/a oxide processing facility achieved commercial production in February 2011.

Over a 30-day period spanning January and February 2011, plant throughput averaged approximately 5,250 t/d with a peak of 6,560 t/d.

The oxide plant facilities include a primary crusher, SAG and ball grinding mills, cyanide leach/carbon-in-leach (CIL) circuit, cyanide destruction circuit, refinery to produce dore bullion, tailings thickener, tailings discharge system and the necessary reagent, water and air systems. A simplified schematic of the process flowsheet is shown in Figure 17-1.

Actual oxide process plant performance is provided in Table 17-1.

Table 17-1:   Bisha Oxide Plant Performance

	Units	2011	2012 – 7 months
Feed Milled	tonnes	1,806,780	1,054,604
Overall Plant availability	%	89.4	90.4
Throughput Rate	t/operating hour	232	228
Ore Feed Grade	g/t Au	7.08	6.99
	g/t Ag	19 (May to Dec.)	67
Bullion Recovery	% Au	88.5	86.7
	% Ag	23 (May to Dec.)	24.9

Note:

Mill reported data provided by BMSC. Silver assays only available from May 2011 onward. August 2012 reconciled production not available at time of writing.  Unreconciled August production reporting indicates similar throughput and gold recovery.

Page | 17-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Figure 17-1: Oxide Ore Process Flowsheet

Source: BMSC, 2012

17.2	Proposed Additional Processing Facilities

Bisha has three different types of mineralization: oxide, supergene and primary; each requiring a specific process flowsheet. The plan in the 2006 Feasibility Study to mine and process each zone in succession starting with the top oxide zone now in production is still being followed. The additional process equipment to treat the supergene mineralization is currently being installed and is expected to be commissioned by mid-2012.

Page | 17-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

There will be some transitional material that is a mixture of oxide and supergene mineralization that will be mined as the oxide is depleted. It is currently proposed to treat this material in the new copper flotation circuit designed for the supergene material prior leaching the flotation tailings in the existing cyanide circuit with the intent of maximizing copper recovery and minimizing gold losses in this mixed material. The cyanide leach circuit will not be operated after the transitional ore is depleted.

Similarly, before the supergene mineralization is exhausted, the additional equipment required to process the primary mineralization will be installed and commissioned to permit a smooth transition to processing primary mineralization with minimum interruption and shutdowns.

The crushing + grinding comminution “front end” of the current plant currently processing Bisha oxide ore for the cyanide leaching and CIL section will be unchanged but instead change over to preparing supergene ore feed to flotation. Additional equipment currently being installed for treating the supergene mineralization includes flotation cells for copper roughing and cleaning duties, regrind mills for rougher concentrate, copper concentrate thickener and pressure filters, copper concentrate load-out building, copper flotation reagent systems, flotation air blowers and pressure-filter air compressors. A flowsheet for the flotation section is shown in Figure 17-2.

According to the current mine plan, some stockpiling of supergene and primary mineralization types will occur. The effect of any possible sulphide mineral oxidation on flotation performance should be minimized by management practices currently used in the base metal sulphide sector e.g. reducing wetting of broken ore.

For the treatment of primary mineralization, additional equipment will include zinc roughing and cleaning flotation circuits, zinc concentrate regrind mill, zinc concentrate thickener and pressure filters, zinc concentrate load-out building, zinc flotation reagent systems, additional zinc flotation air blower and zinc pressure filter air compressor.

The current mine plan has the process plant feed changing over from oxide to supergene feed during the second quarter of 2013, with an associated increase in throughput for the remainder of the year. The throughput rate in 2014 is projected to be 2.4 Mt/a treating 100% supergene mineralization. As this represents a 20% increase in the feed rate, a number of modifications to the current plant equipment will be required. Based on the work completed to date the following anticipated modifications have been identified:

· Increase in pipe size in the grinding classification circuit and pre-leach

· thickener/flotation feed line for the additional volume

· Increase size of cyclones in the grinding circuit

· Increase motor size on the grinding thickener/flotation feed pipeline

· Addition of two extra pumps installed for the tailings thickener underflow pipeline.

· Increase the pumping capacity in the gland seal water system.

These modifications are not extensive or capital intensive.

Page | 17-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Updated life-of-mine process plant throughput projections are shown in Table 17-2. Recovery assumptions are provided in Table 15-3, Table 15-4 and Table 15-6.

Table 17-2:   LOM Process Plant Throughput

General	Units	Oxide	Supergene	Primary
Yearly Throughput	(Mt)	1.6	2.4	2.4
Operating Days/Year	(d)	365	365	365
Overall Plant Availability	(%)	91.3	91.3	91.3
Throughput Rate	(t/ operating hour)	200	300	300
t/ operating day (average)		4,380	6,575	6,575

Figure 17-2: Supergene Flotation Flowsheet

Source: BMSC, 2012

Page | 17-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

18	Project Infrastructure

A Site layout plan covering site facilities is shown in Figure 5-1. Power and communication descriptions are included in Section 5 of this Report. Constructed on-site infrastructure includes:

· A road network connecting the open pit to the main processing area, waste dumps and to the maintenance complex, tailings facility, and camp.

· Administration building. Offices and cubicles are provided for the mine management and supervisory staff as well as for human resources, accounting, procurement, information technology and safety staff.

· Maintenance workshop, warehouse and laboratory complex. The complex is located at the south end of the plant area adjacent to mine access road.

· The permanent camp complex is located approximately 5 km to the north west of the plant site. The camp houses approximately 700 people and includes accommodation, kitchen and dining facilities, recreation facilities, laundry, water treatment, sewage treatment, incinerators and emergency power facilities.

· Explosive magazine and ANFO mixing plant. The ANFO facility is located 1,000 m southeast of the process plant site and 450 m east of the ultimate footprint of the waste dump.

· Fuel storage. Fuel is stored in a bermed tank farm with two 1,500 m3 storage tanks. Current average daily usage is approximately 65,000 L. At this consumption rate, the storage capacity is approximately 38 days. Ongoing mine planning will determine whether additional capacity will be required in the future.

· Power plant, consisting of 24 0.8 MW generators, currently serving a demand of 8.45 MW. Demand is expected to approximately double for the Supergene phase and the installed generators will increase accordingly.

· Process control system.

· Communications system.

· Water supply (potable and process).

The current TMF design is optimized around an earlier mine plan, and will require revision based on the 2012 mine plan. BMSC has retained Knight Piésold, an independent consulting firm to design the required modifications. AGP considers it a reasonable expectation that the reserves increase associated with the 2012 mine plan, and the possibility of future mine life expansions, can be accommodated by the tailings facility with moderate designed dam raises.

Page | 18-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Off-site infrastructure is required to support the export of copper and zinc concentrates. Rather than using a conventional bulk storage approach, requiring bulk concentrate storage, reclaim systems, travelling hopper, transfer tower, and shiploader, BMSC is proceeding with the Rotainer® system. Concentrate will be trucked in specially built, Rotorcon reusable intermodal containers from the Bisha Mine site to the port of Massawa, and stacked at the existing container facility. Container trucking will be contracted and no specialized prime mover (truck) or trailer equipment is required. The copper concentrate containers will be discharged into the bulk carriers using Rotainer`s Lid-Lift crane equipment which rotates the container a full 360 degrees after lifting the lid. This system minimizes material rehandle, allows blending on a container–by-container basis, and is reported to provide industry leading dust control.

Page | 18-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

19	Market Studies and Contracts

19.1	Markets

Table 19-1 shows detailed assays for copper and zinc concentrates produced from supergene and primary mineralization during the 2005 SGS Lakefield test work.

Table 19-1:   ICP Scan on Flotation Concentrates

Element	Low Zinc Primary		High Zinc Primary		Supergene
	Cu Conc	Zn Conc	Cu Conc	Zn Conc	Cu Conc
Cu %	28.7	0.94	24.9	0.72	28.5
Fe %	29.4	7.57	28.1	8.15	27.5
Pb %	0.98	0.25	2.44	0.39	0.25
Mo %	< 0.001	0.004	< 0.001	< 0.001	0.005
Zn %	4.3	56.4	6.11	55.4	1.89
As %	0.034	0.035	0.055	0.018	0.33
Sb %	0.012	0.012	0.017	0.006	0.006
U %	< 0.002	< 0.002	< 0.002	< 0.002	< 0.002
Bi g/t	< 50	< 50	< 200	< 50	< 200
Cd g/t	140	1900	200	1700	99
Co g/t	< 30	< 30	49	< 30	96
In g/t	< 200	< 200	< 200	< 200	< 200
Ni g/t	< 20	< 20	< 20	< 20	140
P g/t	< 40	< 40	< 200	< 40	< 30
AI %	0.032	0.021	0.06	0.032	0.013
Ca %	0.13	0.09	0.11	0.12	0.1
Cr g/t	< 40	< 40	< 40	53	250
Mg g/t	710	140	770	150	120
Mn g/t	77	1300	170	1800	70
Si %	0.18	0.16	0.22	< 0.07	0.16
Ti g/t	< 10	< 10	< 8	< 10	< 30
V g/t	< 80	< 80	< 80	< 80	< 80
Na %	< 0.002	0.045	0.006	0.002	< 0.002
K %	0.003	0.004	0.003	0.009	0.007
Ga g/t	28	39	22	38	4
Ge g/t	31	< 2	29	< 2	9

Page | 19-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Element	Low Zinc Primary		High Zinc Primary		Supergene
Se g/t	110	71	110	51	100
Te g/t	85	29	140	36	320
TI g/t	12	6.4	21	8.4	9
C(t) %	0.41	0.13	0.79	0.14	0.16
S %	35.4	32.9	35.5	33.4	40.3
CI g/t	4	3	<10	5	14
F %	< 0.01	< 0.01	< 0.01	< 0.01	< 0.01
Hg g/t	1.6	10.1	0.8	9.9	4.0
Au g/t	7.08	0.73	7.02	0.56	3.5
Ag g/t	375	119	431	88.3	144
Pt g/t	< 0.02	< 0.02	< 0.02	< 0.02	< 0.02
Pd g/t	< 0.02	< 0.02	< 0.02	< 0.02	< 0.02
INSOL %	0.56	0.20	0.6	0.20	0.28

A limited number of observations during test work on Bisha supergene mineralization at Maelgwyn indicated the presence of minor amounts of enargite/tennantite and arsenopyrite which could result in higher arsenic levels in the concentrate than shown in Table 19-1. While arsenopyrite can be expected to follow pyrite and not report to the supergene copper concentrate, under normal conditions for the recovery of copper sulphide minerals enargite/tennantite will report to the copper concentrate. As mentioned in section 15.1.2 NSR Calculation since insufficient information was available to quantify the spatial limits of the enargite/tennantite, the conservative approach of assumed homogeneity throughout the supergene zone was taken. Assuming 75% of the arsenic is contained in enargite/tennantite with the remainder in arsenopyrite, an arsenic recovery to copper concentrate of 67.5% was estimated. Further test work is ongoing to better quantify and delineate the enargite/tennantite and arsenopyrite within the supergene zone.

Blending should allow the supergene copper concentrate to be kept below the 0.5% As limit required for copper concentrate sold to custom smelters.

Hence, at this stage both the copper and zinc concentrates should meet the quality requirements of custom smelters.

19.2	Commodity Price Projections

Pit optimization, mine planning and the base case financial analysis have used commodity prices for copper, zinc, gold and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively.

Page | 19-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

19.3	Contracts

BMSC has negotiated contracts with two refineries for the sale of the gold–silver doré and with two smelters for the sale of the majority of its future copper concentrate.

Normal commercial terms are included in the refinery and concentrate contracts and are similar to typical industry standards.

Negotiations are underway for the sale of the remaining zinc concentrates to be produced from the future phases of the Project. Terms contained within the concentrate sales contracts are likely to be typical of, and consistent with, standard industry practice, and be similar to such contracts elsewhere in the world.

Page | 19-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

20	Environmental Studies, Permitting and Social or Community Impact

20.1	Environmental Regulatory Framework

The Eritrean Government’s mining legislation outlines two key provisions for EIAs on projects. A “Proclamation to Promote the Development of Mineral Resources”, No. 68/1995, Article 43 and the Regulations on Mining Operations, Legal Notice No. 19/1995, Article 5, both state that an EIA must be completed and submitted before a mining licence is granted. The “National Environmental Assessment Procedures and Guidelines, March 1999” (NEAPG) outlines the procedure for undertaking environmental assessments and clearance of projects. Approvals are the responsibility of the Department of Environment (DoE) of the Ministry of Land, Water, and Environment.

The SEIA was conducted to comply with Eritrean requirements and with the International Finance Corporation Performance Standards on Social and Environmental Sustainability (IFC Performance Standards, April 2006) where the latter are more stringent or comprehensive than national requirements. As noted in Section 4.6, the SEIA report was submitted in December 2006 and following review by the appropriate Eritrean Government agencies, a Mining Licence was issued in May 2008, signifying that environmental approval had been granted. Subsequently, BMSC indicated that various environmental studies were proceeding in order to provide more information for the operational management of the Project, and an SEIA update was issued in early 2009. The update includes more detail on the implementation of the social and environmental management plans that will manage the impact of the project and ensure employment of the proposed mitigation/enhancement measures.

20.2	Baseline Studies

Environmental baseline studies were performed as part of the Socio-economic and Environmental Impact Assessment (SEIA) process during 2006.

Baseline studies were conducted for both Bisha and Harena projects and included the following:

· Atmospheric environment

· Noise

· Terrain, soils, geology, soil chemistry and seismicity

Page | 20-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Vegetation

· Wildlife

· Hydrology

· Geohydrology

· Socio-economic conditions

· Land use

· Archeology and cultural resources.

20.3	Environmental Issues

The key environmental issues assessed by the SEIA studies and addressed in Project associated risk assessments and the environmental management plan is as follows:

· Direct footprint disturbance of 442ha (Bisha) and 200ha (Harena) with associated potential for loss of land use, habitat, soils loss and drainage disturbance

· Groundwater impacts from both extraction of Project supply water from new wells and excavation of an open pit

· Water quality impacts arising from potential for acid rock drainage (ARD), including the need to ensure that there is no post-closure problem

· Soil and water quality impacts arising from the storage and use on site of hazardous chemicals, including cyanide

· Changes to local surface drainage patterns due to construction of a site surface water management system, including flood control and diversion works

· Air quality impacts, most significantly from surface haulage on unsealed roads.

BMSC has provided a remediation bond with the State of Eritrea in the amount of $7,500,000. BMSC has also accrued as an asset retirement obligation of approximately $13,539,000 (Q2 financials) for the estimated present value of remediation costs.

20.4	Closure Plan

Knight Piésold, an independent consulting firm, developed a conceptual closure and reclamation plan (CCRP) in 2009. Closure considered:

· TMF: non-PAG cover to prevent erosion from wind and surface water run-off; tailings delivery pipelines, power lines, and associated infrastructure will be decommissioned and cleaned of potentially hazardous materials; roads required to access the TMF will be decommissioned unless required to provide access for post-closure inspection, maintenance, and monitoring

Page | 20-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· WRFs: at closure the final slopes will be no steeper than 3:1; non-PAG cover to prevent erosion from wind and surface water run-off; for budgetary purposes revegetation has been included in the closure costs; drainage from both of the WRFs will be directed towards the open pit through lined channels

· Open pit: there will be a pit lake upon cessation of operations, and a preliminary estimate of water quality was developed to support the closure plan; the preferred closure option for the Bisha Pit is to berm the pit and monitor the water quality during filling to identify any potential risk to avian life during this time; man-made equipment and materials (e.g., mining equipment, dewatering apparatus, cables) with salvage value will be removed from the open pit; materials and equipment with no salvage value will be cleaned of any potentially hazardous substances and disposed of in the open pit or in the non-hazardous landfill; access into the open pit will be blocked by installation of a rock boulder barrier across the access ramp/s into the pit. At closure, a security fence or an earthwork berm or a combination of both will be constructed

· Process plant: demolition and removal of equipment and structures to leave the property in an environmentally sound condition that will sustain accepted post-closure land uses; as part of demolition of the process plant infrastructure, allowance is made for the handling and disposal of potentially hazardous materials (e.g., hydraulic oil, gasoline, etc.) encountered during the dismantling process. Non-hazardous debris will be disposed of within the open pit or in the non-hazardous landfill. Potentially hazardous materials will be properly containerized and shipped offsite for recycling or disposal at an approved facility

· Ancillary facilities: will be decommissioned, cleaned, and removed from site following similar procedures to those envisaged for the plant; equipment and building systems will be inspected and cleaned of potentially hazardous materials; if practicable, materials will be salvaged, otherwise the facilities will be demolished and the debris will be disposed of in the open pit or in the non-hazardous land fill

· Roads: The main access road to the mine site and any other onsite access roads will be left in place for a minimum period of five years post-closure, to allow access to the site for post-closure maintenance and monitoring activities; roads that are no longer required will be permanently decommissioned.

Closure and post-closure monitoring will document the progress of the closure and reclamation effort. The elements of these monitoring programs will include:

Page | 20-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Inspection of the physical conditions (e.g., for evidence of erosion and landslides) at the end of the initial rainy season post-closure

· Inspection of the plantings after the first year post-closure

· After two years, evaluation of the effectiveness of the reclamation effort (e.g., number and type of plant species, plant heights, productivity)

· Demonstration that water quality objectives are met

· Assessment of the adequacy and performance of drainage structures and sediment control systems.

Closure and post-closure monitoring and control programs will be conducted twice per year (dry and wet seasons) for a period of five years after closure has been completed. In the event that deficiencies in vegetation establishment are identified, appropriate mitigation measures will be taken to correct these deficiencies.

Final reclamation of the pit, waste rock facilities, yards, and roads is estimated to cost approximately US$14,800 per ha, for a total of approximately US$3.97 million.

Reclamation of the TMF, which includes the costs for the placement of a 40 cm cover, an evaporation pond, and the closure spillway, is estimated to be approximately US$5.6 million. Revegetation is estimated to be approximately US$370,000.

No salvage credits have been assumed for the closure costing.

Demolition and reclamation of the plant and other infrastructure is estimated to be approximately US$2.5 million. Closure and post closure monitoring costs for a period of 10 years (five years of TMF drain-down and five years of post-closure monitoring) is estimated at US$400,000.

The total reclamation cost is estimated at US$19.44 million including administrative costs and a 15% contingency (this includes the cost of reclaiming both the WRFs). Subsequently, AGP factored the Knight Piésold estimate to account for the addition of Harena to the project, resulting in a total reclamation cost of US$21.4 million[4].

AGP recommends updating the closure plan to reflect the additional reserves, larger Bisha pit and Harena addition. For the purposes of the economic analysis, AGP has performed a high level factoring adjustment to the closure cost estimate to account for these additions.

4 Unknown to AGP until after the reserves and financial analysis were completed, BMSC had previously re-estimated the total closure costs at US$25.1 million. This US$3.7 million in additional closure costs is considered by AGP to be a non-material oversight as it decreases the NPV(8) by only US$2 million from US$839 million to US$837 million. The financial results and sensitivity analysis shown in Section 22 are presented with the lower AGP estimated closure costs and match those presented in the Nevsun news release dated 24 July 2012, entitled "Nevsun Announces Increased Base Metals Reserves"

Page | #

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

20.5	Permitting

Permitting is discussed in Section 4.7.

The Eritrean Government’s mining legislation outlines two key provisions for EIAs on projects. A “Proclamation to Promote the Development of Mineral Resources”, No. 68/1995, Article 43 and the Regulations on Mining Operations, Legal Notice No. 19/1995, Article 5, both state that an EIA must be completed and submitted before a mining licence is granted. The “National Environmental Assessment Procedures and Guidelines, March 1999” (NEAPG) outlines the procedure for undertaking environmental assessments and clearance of projects. Approvals are the responsibility of the Department of Environment (DoE) of the Ministry of Land, Water, and Environment.

The Bisha Project SEIA and Harena Project SEIA Addendum were conducted to comply with Eritrean requirements and with the International Finance Corporation Performance Standards on Social and Environmental Sustainability (IFC Performance Standards, April 2006) where the latter are more stringent or comprehensive than national requirements. As noted in Section 4.6, the Bisha SEIA report was submitted in December 2006 and following review by the appropriate Eritrean Government agencies, a Mining License was issued in May 2008, signifying that environmental approval had been granted. Subsequently, BMSC indicated that various environmental studies were proceeding in order to provide more information for the operational management of the Project, and an SEIA update was issued in early 2009. Subsequent to this, the Social and Environmental Management Plans (SEMP) have been developed and accepted by the Ministry of Environment. This document is considered “live” and undergoes regular review and updates. The Harena SEIA Addendum was submitted December 2011 with mining license granted in July 2012. The SEIA Addendum is still under review with additional studies requested and under way.

20.6	Considerations of Social and Community Impacts

Since exploration and environmental baseline data collection began, considerable effort was spent developing support for the Project by fostering local relationships, developing a strong local workforce, educating stakeholders about the Project and mining in general and providing stakeholders with regular Project updates and, where appropriate, site visits.

The key socio-economic issues assessed by the SEIA study and addressed in the proposed social management and related plans are as follows:

· Direct footprint disturbance of 442 ha with associated potential for displacement of people and their customary use of the land (although it is noted that the affected area is sparsely populated and only lightly used).

Page | 20-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Influx of people seeking employment with associated potential issues, including pressure on existing social infrastructure.

· Inward investment and creation of direct and indirect employment opportunity.

20.7	Discussion on Risks to Mineral Resources and Mineral Reserves

The QPs consider the environmental, permitting and social risks to the Mineral Resources and Mineral Reserves to be minimal. Other than the provisional mining license grated for Harena, all permits and licenses are in order. Work is underway to fulfill the remaining provisions.

Page | 20-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

21	Capital and Operating Costs

The statement of capital and operating costs represent forward-looking information that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

21.1	Capital Cost Estimates

21.1.1	Introduction

For the Bisha mine, the majority of the capital cost has already been spent; with the oxide phase operating and 60% of the copper phase project expenditure committed (ordered and price fixed) at the end of May 2012. From 2009 through May 2012, the capital costs incurred were US$275 million (provided by BMSC) test work.

Future capital expenditures are as follows:

· The copper phase project is being built under EPCM contract by SENET of South Africa. SENET was the same contractor who successfully built the original Bisha plant.

· The zinc phase project will follow the copper phase project. The cost estimate has been scaled from the FS study estimate.

· Mining capital requirements are for mobile fleet replacements and additions during the remainder of the mine life.

· Sustaining capital related to tailings expansions, process replacements/additions not covered by the capital expansion projects, and general/administrative replacements/additions have been estimated for the remainder of the mine life.

21.1.2	Process Capital Costs

The copper phase project is being built under EPCM contract by SENET of South Africa. SENET was the same contractor who successfully built the original Bisha plant. The total estimated cost of the project is US$100 million, which includes US$7 million in contingency. The recently committed port/logistics costs of US25 million for the Rotainer based transport and storage system have not been included in the estimate.

The zinc phase project is currently estimated at US$50 million. This cost was derived by escalating the 2006 Feasibility estimate based on experience from construction of the original oxide phase and the copper phase project to date. The zinc phase will require additional test work before design and cost estimation can be completed. The cost per period is shown in Table 22-1.

Page | 21-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

21.1.3	Mine Capital Costs

Mine capital costs are limited to mobile fleet replacements and additions, and an allowance for dewatering. The equipment requirements are discussed in Section 16-11. Unit costs are based on recent purchase invoices by the mine for major equipment with recent benchmarked prices for support equipment. Mining capital requirements are US$32 million during the mine life. The cost per period is shown in Table 21-1.

Table 21-1:   Mining Replacement and Additions Cost (US$ ‘000s)

	Total	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
Ore Control Drills	1,000	1,000	0	0	0	0	0	0	0	0	0
ROC L8 Blasthole Drills	4,250	0	0	850	850	0	850	0	850	0	850
Cat 775 Trucks	21,850	0	7,600	5,700	0	0	2,850	3,800	1,900	0	0
Terex RH 40 Excavator	2,600	0	1,300	1,300	0	0	0	0	0	0	0
Cat D8 Dozers	900	0	0	450	0	0	450	0	0	0	0
Graders	690	0	0	0	0	690	0	0	0	0	0
Dewatering Allowance	600	100	100	100	0	100	0	100	0	100	0
Total	31,890	1,100	9,000	8,400	850	790	4,150	3,900	2,750	100	850

21.1.4	Contingency

Contingencies of US$7 million and US$5 million have been included in the capital estimates for the copper and zinc plant expansions respectively. No contingencies have been added for the mining equipment or general sustaining estimates.

21.1.5	Sustaining and Infrastructure Capital

An allowance of $41 million has been distributed over the mine life for sustaining capital related to tailings expansions, process replacements/additions not covered by the capital expansion projects, and general/administrative replacements/additions.

A summary of the anticipated LOM capital expenditures is shown Table 21-2.

Page | 21-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 21-2:   Capital Cost Summary (US$ ‘000s)

	Total	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Mining Replacements and Additions	31,890	1,100	9,000	8,400	850	790	4,150	3,900	2,750	100	850	-	-
Copper Phase Expansion	99,692	74,768	24,924	-	-	-	-	-	-	-	-	-
Primary Phase Expansion	50,000	-	-	40,000	10,000	-	-	-	-	-	-	-	-
Other Sustaining Capital	40,500	4,250	1,750	1,750	5,750	2,000	2,000	7,000	2,000	2,000	8,000	2,000	2,000
Total Capital	181,582	75,868	33,924	48,400	10,850	790	4,150	3,900	2,750	100	850	-	-

21.2	Operating Cost Estimates

21.2.1	Basis of Estimate

The costs presented in this section reflect Q1-2012 dollars. Inflation has not been in included. Labour rates costs reflect current pricing staffing and labour rates at the mine site. The diesel price used for 2012 budget cost estimation was US$1.15/l, delivered to site.

21.2.2	Mine Operating Costs

The mine operating costs are based on BMSC’s 2012 budget mining cost estimate, US$2.08/t mined. An increment with depth of $0.01/t/5 m bench for ore and $0.02/t/5 m bench for waste below the reference elevations of 540 m amsl and 600 m amsl for Bisha and Harena respectively has been added to increase costs as the pits deepen. The base mining cost includes labour, fuel, and consumables.

21.2.3	Process Operating Costs

The process cost for the duration of the Oxide phase is based on BMSC’s 2012 budget process cost estimate, which is US$34.52/t, which includes power, labour and consumables. The process cost for the Supergene and Primary phases, US$26.25/t, was factored considering softer ore, higher throughput and changes to the process flowsheet. This was checked against a first principles cost build up by SENET.

21.2.4	G&A Operating Costs

G&A costs are based on the 2012 Budget estimate and factored based on anticipated costs during the base metal phases of the operation. During the oxide phase the G&A costs are US$10.90/t milled, or US$19.6 M/a. During the base metal phases the G&A costs are US$7.79/t milled, or US$18.7 M/a.

Page | 21-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

21.2.5	Owner (Corporate) Operating Costs

Corporate costs were not considered in this estimate.

21.2.6	Downstream Costs

Downstream costs or costs incurred while transporting sellable end products to their destinations are incorporated into the Net Smelter Return calculations and are summarized below:

· Land concentrate freight: US$65/wmt

· Umpire and Marketing Charges: US$3.50/dmt

· Port charges: US$7.00/wmt

· Ocean freight: US$45/wmt.

21.2.7	Operating Cost Summary

The process, G&A, and stockpile rehandle costs have been grouped together as Ore Based Costs. Nominal ore based costs are $46.42/t for Bisha Oxide, $48.92/t for Harena Oxide, $35.29/t for Bisha Supergene and Primary phases and $37.79/t for Harena Primary phase. Harena costs include an additional US$2.50/t overland haulage cost. Stockpile rehandle was estimated as US$1.00/t for oxide and US$1.25/t for non oxide ore. Additionally, the nominal process costs were inflated by 25% and 10% during the first and second years after start-up of the Supergene phase to account for start-up inefficiencies. The annual mining and ore based costs are shown in Table 21-3.

Page | 21-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 21-3:   Annual Operating Costs (US$ ‘000S)

	Units	Totals	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Total Ore Delivered	kmt	27,693	1,737	1,770	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	2,400	186
Total Waste	kmt	180,913	14,331	17,967	20,057	19,521	21,299	19,161	16,526	21,047	13,192	8,711	6,724	2,368	8
Total Mined	kmt	208,606	16,068	19,737	22,457	21,921	23,699	21,561	18,926	23,447	15,592	11,111	9,124	4,768	194
Mining Cost	US$ ‘000s	476,903	32,652	41,704	47,609	47,569	52,375	49,375	44,476	57,445	37,889	28,111	24,270	12,921	508
Mining Cost (unit basis)	$/t mined	2.29	2.03	2.11	2.12	2.17	2.21	2.29	2.35	2.45	2.43	2.53	2.66	2.71	2.62
Process, Rehandling + G&A	US$ ‘000s	1,015,042	75,020	76,367	91,000	84,700	84,696	84,711	85,164	85,411	86,566	85,451	84,696	84,696	6,564
Process, Rehandling + G&A	$/t milled	36.65	43.19	43.15	37.92	35.29	35.29	35.30	35.48	35.59	36.07	35.60	35.29	35.29	35.29

Note:	2012 tonnages and costs include actual values from January to May.

Page | 21-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

22	Economic Analysis

The results of the economic analysis represent forward-looking information (cashflows, net present value, production rates, and total metal produced) that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those presented here.

22.1	Methodology Used

The economic analysis was performed using conventional discounted cash flow (DCF) analysis. In this method of valuation, all future cash flows are discounted to convert them to a present value. The sum of these present cash flows is the net present value (NPV). The discount rate applied represents the time value of money. For discounting purposes, all cash flows are assumed to occur at the end of the year of occurrence.

As the majority of the capital has been spent at Bisha, the date of valuation was set to the start of 2012. Capital costs incurred prior to this time are considered sunk, but used for depreciation calculations. The mine plan starts on June 1, 2012, using the May 2012 pit asbuilt surface as the starting topography. To accommodate calendar year analysis periods, May year to date actual production, operating costs, and capital costs were added to the June – December 2012 plan.

The standard economic measures of Internal Rate of Return and Payback Period are, in this particular case, meaningless and not reported as the net cash flows are positive each period of the mine life.

22.2	Financial Model Parameters

22.2.1	Mineral Reserves and Mine Life

The mine plan, presented in Section 16, features a 12-year life, ending in early 2024. The Mineral Reserves presented in Section 15 are the basis for the mine plan, however as discussed in Section 16.3 additional barren dilution material has been added during the remainder of the oxide phase, as is the current practice to dilute the very high grade Acid ore. Inferred resources have been treated as waste.

22.2.2	Metallurgical Recoveries

The metallurgical recoveries and concentrate grades are those used for NSR valuation and pit optimization, and are presented in Section 15.1.2. Further reductions from the metallurgical design recovery and concentrate grade parameters were applied during the first year of both the Supergene and Primary Phases to account for start-up issues:

Page | 22-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Cu recovery reduced by 3.6% in 2013

· Cu concentrate grade reduced by 1.4% in 2013

· Cu and Zn con grades reduced by 1.1% in 2015

· Cu and Zn recoveries reduced by 2.7% in 2015.

22.2.3	Smelting and Refining Terms

The smelting and refining terms are those used for NSR valuation and pit optimization, and are presented in Section 15.1.2, with the following exceptions:

· The arsenic penalty which was increased from of $5/t per 0.1 increment above 0.2% in the NSR estimate to $7/t per 0.1 increment above 0.2% in the financial model.

· Cu payables have been treated as a straight pay factor of 96.5% for all ore zones.

· The Au deduction in Cu concentrate has been increased from 0.5 g/t to 1.0 g/t

· Ocean freight was increased to US$45/wmt.

· Due to uncertainty whether candidate zinc smelters will pay gold and silver credits, they have been disregarded for cash flow estimates.

22.2.4	Metal Prices

The economic analysis base case used commodity prices for copper, zinc, gold, and silver of $2.80/lb, $0.92/lb, $1175/oz, $22/oz respectively.

22.2.5	Operating Costs

Operating costs are as discussed in Section 21.2.

22.2.6	Capital Costs

Operating costs are as discussed in Section 21.1.

22.2.7	Royalties

Royalties payable consist of an Eritrean Government royalty of 5% of precious metal net smelter return (NSR) and 3.5% of base metal NSR.

Page | 22-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

22.2.8	Working Capital

A working capital allocation of one month of operating costs for the oxide phase, and two months of operating costs for the base metal phase has been applied.

22.2.9	Taxes

Taxation rates are described in the Proclamation No. 69/1995 Proclamation to Provide for Payment of Tax on Income from Mining Operations. A holder of a mining licence shall pay income tax on the taxable income at a rate of 38%. Taxable income is to be computed on a historical accrual accounting basis by subtracting from gross income for the accounting year by taking into consideration all allowable revenue, expenditure, depreciation which, for tax purposes is deductible straight-line over a four year period.

If any licensee transfers or assigns, wholly or partially, any interest in the licence, the proceeds shall be taxable income to the extent that such consideration exceeds the amount of his un-recovered expenditure.

Withholding taxes and personal income taxes of non-residents of Eritrea are identified within the proclamation. If the licensee contracts a company or person, who is not resident in Eritrea for services in Eritrea, the licensee will pay taxes on behalf of such a person. Taxes will be paid at the rate of 10% on the amount paid. For the purposes of this article in the proclamation, a person is temporarily present in Eritrea if he performs work in the country for more than 183 days in any accounting year. The compensation received by an expatriate employee of the licensee or his contractor shall be subject to an income tax at a flat rate of 20%.

The holder of a Mining License producing exportable minerals can open and operate a foreign currency account in Eritrea and retain aboard a portion of his earnings to be able to pay for importation of machinery, pay for services, for reimbursement of loans and for compensation of employees and other activities that may contribute to enhancement of the mining operations.

Proclamations 64/1994, Sales and Excise Tax, and 117/2001 Amend the Sales and Excise Tax No. 64/1994, require the licensee to withhold 10% of invoiced amounts for services rendered within Eritrea by non-resident service providers.

AGP does not provide expert advice on taxation matters. A simple tax model was generated in which an income tax rate of 38% was applied over the life-of-mine. The total tax payable over the life of mine is estimated at US$839 million.

Page | 22-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

22.2.10	Closure Costs and Salvage Value

The closure and reclamation costs applied are based on those estimated by Knight Piésold. AGP factored the Knight Piésold estimate to account for the addition of Harena to the project. A cost of US$2.0 million is incurred in 2019 for reclamation of the southeast waste rock facility. An additional $19.4 million will be spent at closure. Closure expenses after the end of production have been brought forward to the last year of production for modelling convenience.

The salvage value was estimated as 2.5% of the total capital costs, or $5 million.

22.2.11	Financing

The economic analysis is based on 100% equity financing. No debt is required.

22.2.12	Inflation

Inflation has not been included in the economic analysis.

22.3	Financial Results

The base case results pre-tax and post-tax are indicated in Table 22-1. Table 22-2 provides the full cashflow on an annualized basis. From 2012 to 2015, US$150 million is required for development of the supergene and primary expansions. Mining fleet replacements and additions require US$32 million during the mine life. Total sustaining costs required are US$41 million from 2012 to the end of the mine life which includes an allowance for tailings facility expansions.

For the purposes of the financial analysis, capital costs to 31 December 2011 were considered to be “sunk” capital. NI 43-101F1 requires that the payback period be included in this Report; however, as all cash flows are positive, payback has already occured.

Table 22-1:   Pre-Tax and Post-Tax Results, Financial Analysis

		NPV (2012 and onwards)	Capital Costs (2009–2011)
Pre-Tax
NPV 8%	US$ million	1,248	($275)
After Tax
NPV 8%	US$ million	839	($275)

Page | 22-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 22-2:   Cashflow Summary Table

	Units	LOM	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Net Smelter Return
Copper	US$ ‘000s	1,966,090	0	271,149	467,006	326,199	230,736	85,428	84,706	100,903	97,159	99,184	105,737	90,362	7,521
Gold	US$ ‘000s	566,801	306,838	58,682	21,661	20,781	17,210	21,228	20,583	18,972	19,781	20,186	20,342	18,948	1,590
Silver	US$ ‘000s	235,286	14,110	15,852	19,957	18,322	15,730	15,736	19,016	22,390	19,505	23,325	23,982	25,052	2,311
Zinc	US$ ‘000s	1,090,816	0	0	0	34,844	49,298	90,464	125,016	154,857	124,558	159,282	157,168	177,520	17,808
Total Net Smelter Return	US$ ‘000s	3,858,993	320,948	345,683	508,624	400,146	312,974	212,855	249,322	297,122	261,003	301,977	307,229	311,881	29,230
Operating Costs
Mining Cost	US$ ‘000s	476,903	32,652	41,704	47,609	47,569	52,375	49,375	44,476	57,445	37,889	28,111	24,270	12,921	508
Process, Rehandle and G&A Cost	US$ ‘000s	1,015,042	75,020	76,367	91,000	84,700	84,696	84,711	85,164	85,411	86,566	85,451	84,696	84,696	6,564
Precious Metal Royalty	US$ ‘000s	40,104	16,047	3,727	2,081	1,955	1,647	1,848	1,980	2,068	1,964	2,176	2,216	2,200	195
Base Metal Royalty	US$ ‘000s	106,992	0	9,490	16,345	12,637	9,801	6,156	7,340	8,952	7,760	9,046	9,202	9,376	887
Total Site Operating Costs	US$ ‘000s	1,639,041	123,720	131,288	157,035	146,860	148,519	142,090	138,960	153,876	134,179	124,784	120,384	109,193	8,154
Operating Cash Flow		2,219,952	197,228	214,394	351,589	253,286	164,455	70,765	110,362	143,246	126,824	177,193	186,845	202,688	21,076
Capital Costs
Mining and Mill Expansion Capital	US$ ‘000s	181,582	75,868	33,924	48,400	10,850	790	4,150	3,900	2,750	100	850	0	0	0
Mining Replacements and additions	US$ ‘000s	31,890	1,100	9,000	8,400	850	790	4,150	3,900	2,750	100	850	0	0	0
Ore II Copper Supergene	US$ ‘000s	99,692	74,768	24,924	0	0	0	0	0	0	0	0	0	0	0
Ore III Zinc Primary	US$ ‘000s	50,000	0	0	40,000	10,000	0	0	0	0	0	0	0	0	0
Owner's cost	US$ ‘000s	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sustaining Capital	US$ ‘000s	40,500	4,250	1,750	1,750	5,750	2,000	2,000	7,000	2,000	2,000	8,000	2,000	2,000	0
Salvage	US$ ‘000s	-4,540	0	0	0	0	0	0	0	0	0	0	0	0	-4,540
Closure	US$ ‘000s	21,387	0	0	0	0	0	0	0	2,004	0	0	0	0	19,384
Working Capital (Recovery)	US$ ‘000s	0	0	21,881	4,291	-1,696	276	-1,071	-522	2,486	-3,283	-1,566	-733	-1,865	-18,199
Total Capital	US$ ‘000s	238,930	80,118	57,555	54,441	14,904	3,066	5,079	10,378	9,240	-1,183	7,284	1,267	135	-3,355
Pre-tax net Cashflow	US$ ‘000s	1,981,023	117,110	156,839	297,148	238,381	161,389	65,687	99,984	134,006	128,007	169,909	185,578	202,553	24,431
Taxes and Other Fees
Eritrea Income Tax	US$ ‘000s	661,890	47,573	40,526	92,493	71,438	42,316	19,700	33,878	52,097	45,923	64,806	69,256	75,348	6,535
After Tax Net Cashflow	US$ ‘000s	1,319,133	69,537	116,313	204,654	166,944	119,073	45,986	66,106	81,909	82,084	105,103	116,322	127,205	17,896

Page | 22-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

22.4	Sensitivity Analysis

Sensitivity analysis was performed on the post-tax base case, taking into account ±10% variations in metal prices, grades, and operating costs. The results are shown graphically for NPV 8% in Figure 22-1. The results of the analysis showed that the Project is most sensitive to changes in metal prices, then grades, and is relatively less sensitive to changes in operating expenditure.

Sensitivity analysis to capital expenditures was not conducted as the majority of capital costs have already been spent.

A separate sensitivity analysis was performed on the metal prices shown in Table 22-3 to evaluate the Operation’s sensitivity to a range of long-term assumptions at an 8% discount rate. Results are shown in Table 22-4 and Figure 22-2.

Figure 22-1: Sensitivity Analysis

Table 22-3:   Metal Price Ranges for Sensitivity Case (base case is highlighted)

Metal	Unit	Low	Medium	High	Base Case Price
Copper	US$/lb	2.00	3.00	4.00	2.80
Gold	US$/oz	900	1,500	1,800	1,175
Silver	US$/oz	12.00	24.00	36.00	22.00
Zinc	US$/lb	0.75	1	1.25	0.92

Page | 22-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Table 22-4:   Net Future Cash Flows after Tax at Different Price Ranges

Sensitivity Scenarios	Net Future Cash Flows[1] (US$ ‘000S)	NPV (8%)
Low Prices	612,000	385,000
Base Prices	1,319,000	839,000
Medium Prices	1,608,000	1,030,000
High Prices	2,536,000	1,620,000

Note:	1Net future cash flow is undiscounted after tax from 2012 onwards, and after all expansion and sustaining capital costs for 100% of the Bisha Project.

Figure 22-2: Metal Price Sensitivity Analysis

Page | 22-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

23	Adjacent Properties

There are no properties immediately outside the Project that are at the same state of development as the Bisha Project.

Page | 23-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

24	Other Relevant Data and Information

There are no other data that are relevant to the Report.

Page | 24-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

25	Interpretation and Conclusions

Following evaluation of the Project, the QPs are of the opinion that:

· Based on information provided by BMSC to AGP, the mining tenure held is valid, and sufficient to support declaration of Mineral Resources and Mineral Reserves

· BMSC holds sufficient surface rights to support mining operations over the planned life-of-mine, and the declaration of Mineral Resources and Mineral Reserves

· Royalties payable include an Eritrean Government royalty of 5.0% of precious metal net smelter return (NSR) and 3.5% of base metal NSR

· Permits obtained by BMSC to operate the mine and undertake Project development are sufficient to ensure that mining activities are conducted within the regulatory framework required by the Eritrean government. BMSC has a fully approved mining license for Bisha Main and conditional approval for the Mining License for Harena. The conditional Harena mining license, while allowing oxide mining to progress, is subject to detailed geotechnical design, hydrogeological studies and waste rock characterisation testing all to be complete by the end of December 2012. The geotechnical design has been completed. The hydrogeological studies and waste rock characterisation testing are underway

· At the effective date of this report, environmental liabilities are considered to be typical of a mine which will produce doré and base metals, and include an open pit, tailings and waste rock facilities, mining infrastructure, and roads

· Environmental impacts were assessed during the permitting process for Bisha and Harena. The required environmental permits for the Bisha operation have been issued and environmental bonding has been lodged.

· Closure requirements were assessed by Knight Piésold during 2010 and have been escalated to include Harena closure requirements.

· The existing and planned infrastructure, availability of staff, the existing power, water, and communications facilities, logistics, and any planned modifications or supporting studies are well-established, or the requirements to establish such, are understood by BMSC.

· The geologic understanding of the deposit settings, lithologies, and structural and alteration controls on mineralization is sufficient to support estimation of Mineral Resources.

· The setting of the Bisha Main and Harena deposits is well understood and the exploration programs and drilling completed to date are appropriate to the VMS style of mineralization. The quantity and quality of the lithological, geotechnical, collar and downhole survey data collected in the exploration, delineation, and grade control programs are sufficient to support Mineral Resource and Mineral Reserve estimation. To improve data management and QC monitoring, historical and new data collected is being input and captured into industry standard software (AcQuire).

Page | 25-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

· Sampling methods are acceptable, meet industry-standard practice, and are adequate for estimating Mineral Resources. Sample recovery from diamond drill core was highly variable in the Oxide rock types however nearby grade control sampling was observed to be similar in tenure to the drill sample assays. The risk to the estimation of the overall metal content of the Mineral Resources is low. AGP notes that during grade reconciliation the model underpredicted tonnes and grade of processed oxide between January to July 2012. Mining of the Acid material is expected to be complete in October 2012. AGP does not expect reconciliation problems in the supergene nor primary domains as sample recovery from drilling was excellent.

· The quality of the gold, silver and base metal analytical data is reliable. Sample preparation, analysis, and security are currently performed in accordance with industry exploration practices and industry standards.

· The quantity and quality of bulk density sampling is adequate for estimating Mineral Resources.

· The estimate and classification of Mineral Resources for Bisha Main and Harena conform to industry best practices, and meet the requirements of CIM (2010). The objective of updating Mineral Resources has been achieved. The Mineral Resources are adequate to support mine planning.

· Estimations of Mineral Reserves for the Project conform to industry best practices, and meet the requirements of CIM (2010). Reviews of the environmental, permitting, legal, title, taxation, socio-economic, marketing and political factors and constraints for the operation support the declaration of Mineral Reserves using the set of assumptions outlined.

· The mine plans are appropriate for the style of mineralization.

· The main risk to achieving the open pit slope designs is ineffective depressurizing the rock mass of the excavation. Additional pumping wells and horizontal drains are required. The detailed design of the depressurization system will require further analysis based on the updates to the open pits.

· Opportunities to increase the inter-ramp angles used in the current work include:

o The mitigation of rock falls at the bench scale with good blasting and scaling may allow the catch bench widths to be reduced by 1 m; this could result in up to a 2 to 3° increase in the inter-ramp angles in design sectors where the bench geometry controls the design inter-ramp angle.

Page | 25-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

o Good rock quality at depth and partially healed or wide spacing between breaks along foliation may eliminate toppling as a credible failure mode for some slopes. With appropriate slope monitoring and depressurization, these conditions could result in increases in the inter-ramp angles of up to 7° in certain design sectors.

· Further optimization of the mine plan is underway to investigate opportunities to defer construction of the Zinc plant. This work involves a trade-off between processing the Supergene material over a shorter period of time and deferring the zinc plant capital expenditure versus adding additional mine capacity and stockpiling more primary ore for longer periods of time. The results from additional ongoing variability metallurgical test work will feed into this analysis.

· It is the QPs' opinion that the metallurgical test work completed to date on the Bisha Main and Harena deposits have established appropriate metallurgical recoveries and processing routes for the different mineralization styles in the various deposits to a level sufficient to support Mineral Reserves declaration.

· The economic analysis of the combined Bisha Main and Harena is positive under the set of assumptions used, indicating a robust mining operation.

Page | 25-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

26	Recommendations

The QPs recommendations for the Bisha operation are generally ongoing and optimizing tasks, and are as follows:

26.1.1	Geotechnical

The 3D geological models for each zone at Bisha Main and Harena should be expanded to include interpretations of the main rock types, alteration / weathering zones, and major geological structures. The minimum extent of the model should encompass the open pit limits.

Additional geotechnical drilling targeting the primary sulphide Harena open pit should be completed to provide data for rock mass characterization, hydrogeological characterization, and structural geology assessments. Geotechnical core logging, packer testing, and core orientation should be completed in 3 to 5 holes.

BMSC should review the pit dewatering plans for each zone at Bisha Main with consideration of the updated pit designs. The ability of the planned dewatering system to achieve the pit slope depressurization required by the slope designs presented in the current work should be confirmed. The number of wells, locations of wells, and requirements for horizontal drains may require revisions from those presented for previous open pit designs.

A Slope Management Plan (SMP) should be developed for the mine and may include several components such as:

· Procedures to identify and document hazards in the pit.

· Blasting, excavation, and scaling methods for each geotechnical domain of the pit.

· Depressurization methods and designs for each domain of the pit.

· Slope displacement thresholds and the required response actions when each displacement threshold is reached.

· Responsibilities and roles within the operations team for responding to slope hazards.

Perform a preliminary geotechnical assessment of the North West zone.

Page | 26-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

These geotechnical recommendations have an approximate cost of US$1,250,000.

26.1.2	Hydrogeology

Additional hydrogeological studies for Bisha Main and the North West zone at an approximate cost of about US$500,000.

26.1.3	Metallurgical

Additional metallurgical studies for Bisha Main, Harena and the North West zone include:

· Additional batch and locked cycle flotation test work is recommended to support the future design of the primary ore flotation circuit and support associated metals recovery factors.

· Investigate the effects of oxidation on supergene and primary flotation performance recognizing that this issue is common to other volcanogenic massive sulphide deposits.

These metallurgical recommendations have an approximate cost of US$850,000.

26.1.4	Mineral Resources

Drilling

At Bisha Main

AGP does not recommend any additional delineation drilling. A plan is in development by BMSC staff to drill for grade control in the supergene and primary domains which will provide additional information to revise mineralized boundaries.

At Harena, AMEC recommends that BMSC should:

· Drill additional holes to increase the level of confidence of the tonnage and grade estimates within the Primary Zone of mineralization. An additional 10 holes (9,000 m) is suggested. Estimated cost: US$1,000,000.

· Drill additional holes to test down-dip continuation of the Primary Zone of mineralization. An additional 10 holes (9,000 m) is suggested. Estimated cost: US$1,000,000.

· Institute a continuous program of bulk density/specific gravity determinations from core samples. AMEC recommends that one sample in 20 be subject to density determination. The addition of density determinations to all future analytical programs is expected to add between 2% and 5% to the cost of the programs.

Page | 26-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Bisha Main Zone Sampling

Collect detail samples for bulk density test work on drill core completed in 2011 on the Hanging Wall copper and the Bisha Primary zone. Methodology to be consistent with previous campaigns.

North West Zone Mineral Resource Estimation

Once the North West zone assay program is complete and drillhole database updated, a Mineral Resource estimate should be completed. This work is estimated to cost approximately US$50,000.

Waste Rock Characterization

Conduct ARD testwork on existing drill core and develop a waste rock characterization model. This work is estimated to cost approximately US$200,000.

Historic Hambok Mineral Resource Estimate Review

To consider the historic estimate as current Mineral Resources, the qualified person should independently verify the database, review in detail the methodologies applied including but not limited to reviewing the approach used to classify resources, and independently estimate a check model as a comparison using a similar methodology. The prospects of economic extraction should also be assessed by reporting within a Lerchs-Grossmann optimized pit shell.

Following the positive review, complete a due dillengence program including but not limited to confirmation drilling.

26.5	MINE PLANNING

AGP recommends ongoing optimization of the long range mine plan.

Investigate the opportunity to operate a larger capacity stripping fleet.

A mine plan should be developed to support a Mineral Reserves Estimate at the North West zone upon the completion of a Mineral Resource estimate, and geotechnical and metallurgical studies.

This work is estimated to cost approximately US$75,000.

Page | 26-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

27	References

Abdelsalam M.G., Stern, R.J., 2001: Geology of the Neoproterozoic Basement around the Red Sea, in Rupturing of Continental Lithosphere in the Red Sea/Gulf of Suez, MARGINS Education and Planning Workshop, Sharm-El-Sheikh, Sinai, Egypt.

Alemu, T., 2004: Tectonic Evolution of the Pan-African Tulu Dimtu Belt: Implications for the Precambrian Geology of Western Ethiopia, 2004: talk abstract from International Conference on the East African Rift System: Development, Evolution and Resources, Addis Ababa, 20-24 June 2004, accessed 5 October 2006, http://www.gl.rhul.ac.uk/ear_conference/.

ALS Chemex, 2004: Principles of Chemical Analysis of Materials: report posted to ALS Chemex website, viewed 1 October 2004 http://www.alschemex.com/.

AMEC, 2004: Technical Report on the Bisha Property and Resource Estimate of the Bisha Deposit, Gash-Barka District, Eritrea, 1 October 2004: unpublished independent Technical Report, Nevsun Resources, 18 November 2004.

AMEC, 2005: Nevsun Resources (Eritrea) Ltd. Bisha Property, Gash-Barka District, Eritrea, 43-101 Technical Report and Preliminary Assessment, 30 December 2005: unpublished independent Technical Report, Nevsun Resources, 30 December 2005.

AMEC, 2006: Nevsun Resources Ltd, Bisha Project, Feasibility Study Report: internal company report, Nevsun Resources, October 2006.

Anon, 2011, Bisha Project Eritrea Copper Process Plant and Port Concentrate Handling Facility – Definitive Project Report, SENET, 03 June.

Anon, 2011, Bisha Project Eritrea Copper Process Plant and Port Concentrate Handling Facility – Definitive Project Report, SENET, 03 June.

Barrie, T.C. (2004): Report on Geology and Geochemistry for the Bisha VMS Deposit and Property, Western Eritrea: internal company report, Nevsun Resources, August 2004.

Barrie, T.C., 2005, Lead isotope systematics and Neoproterozoic ages for VMS mineralization in the Nakfa Terrane, Eritrea: internal company report, Nevsun Resources, 15 p.

Page | 27-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Barrie, T.C., Hannington, M.D. (1999): Volcanic-Associated Massive Sulphide Deposits: Processes and Examples in Modern and Ancient Settings, Reviews in Economic Geology, Volume 8, Soc. of Econ. Geol. and Geol Assoc of Canada. 408 p.

Berhe, S.M. (1990): Ophiolites in Northeast and East Africa: Implications for Proterozoic crustal growth, J. Geol. Soc. London, 147, p. 41-57.

BGC Engineering Inc., 2012: Bisha Mine Main Zone Slope Design Update, 24 August 2012: internal company report

BGC Engineering Inc., 2012: Bisha Mine Preliminary Open Pit Slope Designs for the Harena Zone, 30 May 2012: internal company report

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2000: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, August 2000 http://www.jogmec.go.jp/mric_web/tani/cimstandard.pdf.

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2003: Estimation of Mineral Resources and Mineral Reserves, Best Practice Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, November 23, 2003, http://www.cim.org/committees/estimation2003.pdf.

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), 2005: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy and Petroleum, December 2005, http://www.cim.org/committees/CIMDefStds_Dec11_05.pdf.

Canadian Institute of Mining, Metallurgy, and Petroleum (CIM), 2010: CIM Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines: Canadian Institute of Mining, Metallurgy, and Petroleum, November 2010,http://www.cim.org/UserFiles/File/CIM_DEFINITON_STANDARDS_Nov_2010.pdf

Canadian Securities Administrators (CSA), 2005: National Instrument 43-101, Standards of Disclosure for Mineral Projects, Canadian Securities Administrators.

Chewaka, S. and DeWit, J. (1981): Plate Tectonics and Metallogenesis: Some Guidelines to Ethiopian Mineral Deposits, Bulletin #2, Ethiopian Institute of Geological Surveys, Min. of Mines, Energy and Water Resources, Provisional Military Government of Socialist Ethiopia, 129 p.

Page | 27-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Childe, F. (2003): Geological Model for Volcanogenic Massive Sulphide Mineralization on the Bisha Property Eritrea: imp Interactive Mapping Solutions Inc., internal company report, Nevsun Resources Ltd., April 2003.

Chisholm, R., (1999): Bisha Prospecting License, Gash-Barka Administration Region, internal company report, Nevsun Resources (Eritrea) Ltd, June 1999.

Chisholm, R., Delisle, P.C., Nielsen, F.W., Daoud, D., Ansell, S., Davis, G. (2003): Exploration and Drilling Program on the Bisha Property for Nevsun Resources (Eritrea) Ltd., Bisha Exploration Permit 2003, Work Program: internal company report, Nevsun Resources, August 2003.

Daoud, D., (2004): Bisha Whole Rock Geochemistry: internal company report, Nevsun Resources, September 2004: unpublished independent Technical Report.

DeSouza Filho, C. R., Drury S. A. (1998): A Neoproterozoic Supre-Subduction Terrane in Northern Eritrea, NE Africa, Journal of the Geological Society, London, V.155, pp.551-566.

Drury, S.A. and Berhe, S.M. (1993): Accretion Tectonics in Northern Eritrea, Revealed by Remotely Sensed Imagery; Geol. Mag. 130 (2), Cambridge University Press. p.177-190.

Drury, S.A. and Charlton, R. (1990?): The State of Eritrea (A Satellite Image Map) 1:1,000,000 scale LANDSAT mosaic of 14 images taken in 1985 and 1989, Western Lowlands: Open University, UK and Eritrean Agency Consortium, September 1990.

Eritrean State (2002): Eritrea A Country Handbook, Ministry of Information, State of Eritrea Asmara, edited by Dan Connell, Oman, Printed by Vision Africa, 132 pages.

Fick, W. and Stanek, T., 2012, Gold Leach Optimisation and Comminution Test work on 4 Composite Samples Taken from the Harena Ore Body, SGS South Africa (pty) Ltyd, MetMin Report No. 11/335, 19 June.

Fick, W. and Stanek, T., 2012, Gold Leach Optimisation and Comminution Test work on 4 Composite Samples Taken from the Harena Ore Body, SGS South Africa (pty) Ltyd, MetMin Report No. 11/335, 19 June.

Franklin, J. M., Hannington, M. D., Jonasson, I. R. and Barrie, C. T. (1998): Arc-Related Volcanogenic Massive Sulphide Deposits; in Metallogeny of Volcanic Arcs, B. C. Geological Survey, Short Course Notes, Open File 1998-8, Section N.

Franklin, J. M., Lydon, J. W. and Sangster, D. F. (1981): Volcanic-associated Massive Sulphide Deposits: Economic Geology 75th Anniversary Volume. p 485-627.

Page | 27-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Freyssinet, Ph., 1997: Lateritic Weathering and Regolith Evolution of West Africa, in A West Africa Field Trip, Eric Hanssen and Philippe Freyssinet tour leaders, The Assn. of Expl. Geochemists

Fugro Airborne Surveys, 2003: Logistics and Processing Report Airborne Magnetic and GEOTEM Survey, Bisha Area, Gash Barka District, Eritrea Job no.03427: internal company report, Nevsun Resources.

Giroux, G. H., and Barrie, C. T., 2009: Hambok Deposit, Mogoraib Exploration License, Gash Barka District, Western Eritrea: unpublished NI 43-101 Technical Report prepared for Sanu Resources Ltd., effective date January 23, 2009.

Global Resources Development and Management Consultants, (2004): A Preliminary Hydrological Study of the Bisha Mine Area, internal company report, Nevsun Resources, October 2004.

Gonzalez, G., 2010: Bisha Open Pit – Northeast Wall Geotechnical Assessment: unpublished report prepared for Nevsun Resources Ltd by AMEC Americas Limited, 20 October 2010.

Gonzalez, G., 2010: Bisha Open Pit Open Pit Geotechnical Design, Bisha Project, Eritrea, Africa: unpublished report prepared for Nevsun Resources Ltd by AMEC Americas Limited, March 2010.

Greig, C. (2004): Geology Report on Bisha Property, 2004: internal company report, Nevsun Resources.

Hðy, Trygve (1995): Noranda/Kuroko Massive Sulphide Cu-Pb-Zn: summary posted to British Columbia Geological Survey website, 1995, accessed 5 October 2006.

Johnston, H. and Sloan, R., 2012, A Mineralogical Assessment of Locked Cycle Test Performance, Bisha, Eritrea, G&T Metallurgical Services Ltd, Report KM3338, 09 March.

Johnston, H. and Sloan, R., 2012, A Mineralogical Assessment of Locked Cycle Test Performance, Bisha, Eritrea, G&T Metallurgical Services Ltd, Report KM3338, 09 March.

Klohn Crippen, (2004): Bisha Project Gash Barka Zone-Preliminary Hydrological Study: internal company report, Nevsun Resources, October 2004.

Knight Piesold (Pty) Limited. 2012. Bisha Gold Mine, Hydrogeological Numerical Model, Bisha Pit Dewatering – DRAFT Report. April 5, 2012.

Page | 27-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Leitch, C.H.B., (2003): Petrographic Report on 11 Polished thin sections for Nevsun Resources: internal company report, Nevsun Resources.

Leitch, C.H.B., (2003): Petrographic Report on 13 Polished thin sections for Nevsun Resources: internal company report, Nevsun Resources.

Leitch, C.H.B., (2003): Petrographic Report on Four Polished thin sections for Nevsun Resources: internal company report, Nevsun Resources.

Leroy, J-C (1989): Geology of Sahel Region, Eritrea; 1:450,000 (?) scale map drawn from the map by the Geological Dept. Of Eritrea, Peoples Liberation Front, Eritrea.

Ma’aden, (2005): Mahd ad Dahb and Al Hajar deposits: reports posted to Ma’aden website, viewed 30 December 2005. http://www.maaden.com.sa/Maaden/English/.

McNabb, K. (2003): Logistical Summary, Bisha Area Gravity Survey, Eritrea, MWH Geo-Surveys, Inc.: internal company report, Nevsun Resources, April 2003.

MDN Northern Mining (2006): Eritrea Projects: report posted to MDN Northern Mining website, viewed 5 October 2005, http://www.xnord.com/.

Mercier, M. (2003): Geochemical Surveys, A Final Report Bisha and Okreb Prospecting License Areas, Gash Barka Administrative Region, Eritrea, internal company report, Nevsun Resources, June 2003.

Miller, N.R., Alene, M., Sacchi, R. Stern, R.J., Conti, A., Kröner, A., and Zuppi, G., (2003): Significance of the Tambien Group (Tigrai, N. Ethiopia) for Snowball Earth Events in the Arabian-Nubian Shield: Precambrian Research, v. 121, p. 263-283.

Naidoo, T, 2010, Mineralogical Analysis of a Copper Supergene Ore, ALS Laboratory Group MLA Division – ALS Chemex, Johannesburg, South Africa, Report ALSCR_09_7, 05 March.

Naidoo, T, 2010, Mineralogical Analysis of a Copper Supergene Ore, ALS Laboratory Group MLA Division – ALS Chemex, Johannesburg, South Africa, Report ALSCR_09_7, 05 March.

Nevsun (2003): Exploration Program on the Bisha Property, Gash-Barka District, Eritrea 2002: internal company report, Nevsun Resources (Eritrea) Ltd., May 2003.

Nevsun (2004): Exploration Program on the Bisha Property, Gash-Barka District, Eritrea 2004, internal company report, Nevsun Resources (Eritrea) Ltd., September 2004.

Page | 27-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Nielsen, F.W. and Aussant, C., (2004): Exploration Report (January – June 2004 Exploration Program) on the Bisha Property: internal company report, Nevsun Resources (Eritrea) Ltd., 2004.

Nielsen, F.W., Chisholm, R.E., Woldu, A. (2003): Exploration Program on the Bisha Property, Gash-Barka District, Eritrea, 2002, internal company report, Nevsun Resources (Eritrea) Ltd, May 2003.

Sanu Resources, (2006): Eritrean Exploration Program: report posted to Sanu Resources website, viewed 5 October 2006, http://www.sanuresources.com/s/Eritrean.asp?ReportID=78306#.

Seldon and Associates, (2006): The Bisha Project Marketing Study, Neil S. Seldon & Associates Ltd., internal company report, Nevsun Resources, July 2006.

Singer, Donald A. and Mosier, Dan L. (1986): Grade and Tonnage Model of the Kuroko Massive Sulfide, in Cox, D.P., Barton, P.B., and Singer, D.A., USGS Deposit Models, 1986, viewed 5 October 2006, http://pubs.usgs.gov/bul/b1693/Tlbc.pdf.

Smith, S., 2012, Mineralogical Analysis of Bisha Phase 3 Copper Samples, ALS Laboratory Group MLA Division – ALS Chemex, Johannesburg, South Africa, Report ALSCR_12_04, 04 April.

Smith, S., 2012, Mineralogical Analysis of Bisha Phase 3 Copper Samples, ALS Laboratory Group MLA Division – ALS Chemex, Johannesburg, South Africa, Report ALSCR_12_04, 04 April.

Snowden Mining Industry Consultants, 2004: Bisha Geotechnical Desktop Review and Geotechnical Borehole Locations: internal company report, Nevsun Resources, March 19, 2004.

Stallknecht, H., 2011, Bisha Copper Flotation – Circuit Configuration Flotation Test work, Maelgwyn Mineral Services Africa (Pty) Limited, Report No. 10/76, 23 September.

Stallknecht, H., 2011, Bisha Copper Flotation – Circuit Configuration Flotation Test work, Maelgwyn Mineral Services Africa (Pty) Limited, Report No. 10/76, 23 September.

Stallknecht, H., 2012, Additional Flotation Test work on the Primary Run of Mine Ore from the Bisha Harena Copper/Zinc Orebody, Maelgwyn Mineral Services Africa (Pty) Limited, Report No. 12/043, 21 June.

Page | 27-6

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Stallknecht, H., 2012, Additional Flotation Test work on the Primary Run of Mine Ore from the Bisha Harena Copper/Zinc Orebody, Maelgwyn Mineral Services Africa (Pty) Limited, Report No. 12/043, 21 June.

Stallknecht, H., 2012, Flotation and Comminution Test work on Run of Mine Ore from the Bisha Harena Copper/Zinc Ore Body, Maelgwyn Mineral Services Africa (Pty) Limited, Report No. 11/114, 14 June.

Stallknecht, H., 2012, Flotation and Comminution Test work on Run of Mine Ore from the Bisha Harena Copper/Zinc Ore Body, Maelgwyn Mineral Services Africa (Pty) Limited, Report No. 11/114, 14 June.

Tardy, Y., Melfi, A.J. and Valeton I. (1988): Climats et Paleoclimats Periatlantiques. Role des Facteurs Climatiques et Thermodynamiques: temperatue et activity de l’eau, sur la repatition et la composition mineralogiques des bauxites et des cuirasses ferrugineuses au Bresil et en Afrique; C.R. Acad. Sci. Paris, 12, 1-2, p.283-295; in Freyssinet (1997).

Thomas, D.G., Melnyk, J., Kozak, A. and Khera, V. 2011, Nevsun Resources Limited, Bisha Polymetallic Operation, Eritrea, Africa, NI 43 101 Technical Report, Amec Americas Limited, 01 January (revised 29 March).

Thomas, D.G., Melnyk, J., Kozak, A. and Khera, V. 2011, Nevsun Resources Limited, Bisha Polymetallic Operation, Eritrea, Africa, NI 43 101 Technical Report, Amec Americas Limited, 01 January (revised 29 March).

Thorpe, R. and Fleming, C.A., 2006, An Investigation into Flowsheet Development of Bisha Ores prepared for Nevsun Resources, SGS Lakefield Research, Project 11000-001 Report 2, 14 November.

Thorpe, R. and Fleming, C.A., 2006, An Investigation into Flowsheet Development of Bisha Ores prepared for Nevsun Resources, SGS Lakefield Research, Project 11000-001 Report 2, 14 November.

United States Department of the Interior (1990): Mineral Industries of Africa, Minerals Yearbook, Volume III, 1990 International Review, Bureau of Mines.

US Department of State, (2005): Eritrea, US Department of State website, viewed 5 October 2006, www.state.gov/p/af/ci/er

Waller, S., Reddy, D., Melnyk, L., 2006, Nevsun Resources Ltd, 43-101 Technical Report on the Feasibility Assessment Bisha Property, Gash-Barka District, Eritrea, Amec Americas Limited, 15 November.

Page | 27-7

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

Yager, Thomas R. (2000): The Mineral Industries of Djibouti, Eritrea, Ethiopia, and Somalia, 2000.

Page | 27-8

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

28	Certificates of Qualified Persons

Page | 28-1

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

28.1	Jay Melnyk, P.Eng.

I, Jay Melnyk, P.Eng., of Surrey, BC, as a qualified person (QP) of this Technical Report, Bisha Polymetallic Operation, Eritrea, Africa, dated 31 August 2012, do hereby certify the following statements:

· I am a Principal Engineer with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.

· I graduated from the Montana Tech of the University of Montana with a Bachelor of Mining Engineering degree in 1988 and from the British Columbia Institute of Technology with a Diploma in Mining Technology in 1984.

· I am a member in good standing of the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (Registration #06438) and the Association of Professional Engineers and Geoscientists of British Columbia (Registration # 25975).

· I have practiced my profession for 24 years. I have been directly involved in open pit mining operations, and design of open pit mining operations in Argentina, Eritrea, Indonesia, Canada, the United States, Chile, Peru and Mexico.

· As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101).

· I visited the project site from September 2-8, 2011, Jan 13-19, 2012, and again between June 9-15, 2012.

· I am responsible for the Sections 1, 2, 3, 15, 16 except 16.1, and 18,20,21,22,24,25,26 and 27 in the technical report titled “NI 43-101 of the Bisha Polymetallic Operation, Eritrea Africa, dated 31 August 2012”.

· I have read the definition of “qualified person” set out in National Instrument 43 101 (NI 43 101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

· As of the date of this Certificate, to my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

· I am independent of the Issuer (Nevsun Resources Ltd. (Nevsun)) as defined by Section 1.5 of the Instrument.

· I have co-authored the previous Technical Report on this Property.

· I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43‑101 and Form 43-101F1.

Signed and dated this 7th of September 2012, at Vancouver, British Columbia.

“Original Signed and Sealed”
Jay Melnyk, P.Eng.

Page | 28-2

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

28.2	Michael Waldegger, P.Geo.

I, Michael Waldegger, P.Geo., of Coquitlam, BC, as a qualified person (QP) of this Technical Report, Bisha Polymetallic Operation, Eritrea, Africa, dated 31 August 2012, do hereby certify the following statements:

· I am an associate Resource Geologist with AGP Mining Consultants Inc., with a business address at 92 Caplan Avenue, Suite 246, Barrie, Ontario, L4N 0Z7.

· I am a graduate of the University of Ottawa (B.Sc. Hons., 1998).

· I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration #33582.

· I have practiced my profession in the mining industry continuously since graduation.

· I have read the definition of “qualified person” set out in National Instrument 43‑101 (NI 43‑101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

· My relevant experience with includes 15 years working as a geologist in the mining sector. Most relevant to the subject of this report are the recent six years of estimating mineral resources on numerous projects around the world in both base metals and precious metals deposits. I have also been involved in many drill programs in a management capacity, on site logging, sample chain of custody, and managing drill hole databases.

· I visited the project site from November 29 – December 1, 2012, for a period of three days.

· I am responsible for Sections 4, 5, 6, 7 except 7.3.2 and 7.4, 8, 9, 10, 11 except 11.3.1 to 11.3.4, 12.3, 14.1, 23 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections in the technical report titled “NI 43-101 of the Bisha Polymetallic Operation, Eritrea Africa, dated 31 August 2012”. I have no prior involvement with the property that is the subject of the Technical Report except as noted in this report.

· As of the date of this Certificate, to my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

· I am independent of the Issuer (Nevsun Resources Ltd. (Nevsun)) as defined by Section 1.5 of the Instrument.

· I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43‑101 and Form 43-101F1.

Signed and dated this 7th day of September 2012, at Vancouver, British Columbia.

“Original Signed and Sealed”
Michael Waldegger, P.Geo.

Page | 28-3

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

28.3	Derek Kinakin, P.Geo.

I, Derek Kinakin, P.Geo., of Burnaby, BC, as a qualified person (QP) of this Technical Report, Bisha Polymetallic Operation, Eritrea, Africa, dated 31 August 2012, do hereby certify the following statements:

· I am a Senior Engineering Geologist with BGC Engineering Inc. with a business address at #500 - 1045 Howe St., Vancouver, B.C., V6Z 2A9.

· I am a graduate of Simon Fraser University, (B.Sc., 2002; M.Sc., 2005).

· I am a member in good standing of the Association of Professional Engineers and Geoscientists of B.C., Registration #32720.

· My relevant experience is 8 years of open pit slope stability assessments and open pit slope designs for operating and proposed mines in Canada, Mexico, USA, and Africa.

· I am a "Qualified Person" for purposes of National Instrument 43-101 (the "Instrument").

· My most recent personal inspection of the Property was March 12, 2012 for 1 week.

· I am responsible for Sections 16.1 and those portions of the Summary, Interpretations and Conclusions and Recommendations that pertain to those sections of the Technical Report.

· I am independent of Nevsun Resources Ltd. as defined by Section 1.4 of the Instrument.

· I have no prior involvement with the Property that is the subject of the Technical Report.

· I have read the Instrument and the technical report has been prepared in compliance with the Instrument.

· As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 7th day of September 2012, at Vancouver, British Columbia.

“Original Signed and Sealed”
Derek Kinakin, P.Geo

Page | 28-4

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

28.4	Peter Munro, BAppSc.

I, Peter Munro, BAppSc., of Queensland, Australia, as a qualified person (QP) of this Technical Report, Bisha Polymetallic Operation, Eritrea, Africa, dated 31 August 2012, do hereby certify the following statements:

· I am a Principal Consulting Engineer with Mineralurgy Pty Ltd , with a business address at 42 Morrow Street, Suite 2, Taringa Queensland AustraliaBarrie, Ontario, L4N 0Z7.

· I am a graduate of (BAppSc., B.Econ., BComm., FAusIMM, 1970).

· I am a member in good standing of The Australasian Institue of Mining and Metallurgy (Fellow #104257).

· I have practiced my profession in the mining industry continuously since graduation.

· I have read the definition of “qualified person” set out in National Instrument 43‑101 (NI 43‑101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

· My relevant experience includes 40 years in the mining sector with a focus on mine metallurgy, mineral processing and related issues.

· I am responsible for the sections 13, 17, 19 and those portions of the Summary, Conclusions and Reccomendations that pertain to those sections in the Technical Report.

· I have no prior involvement with the property that is the subject of the Technical Report except as noted in this report.

· As of the date of this Certificate, to my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

· I am independent of the Issuer (Nevsun Resources Ltd. (Nevsun)) as defined by Section 1.5 of the Instrument.

· I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43‑101 and Form 43-101F1.

Signed and dated this 7th day of September 2012, at Brisbane, Queensland.

“Original Signed and Sealed”
Peter Munro, BAppSc.

Page | 28-5

NEVSUN RESOURCES LTD. NI 43-101 OF THE BISHA POLYMETALLIC OPERATION ERITREA, AFRICA

28.5	David Thomas, P.Geo.

I, David Thomas, P.Geo., of Vancouver, BC, as a qualified person (QP) of this Technical Report, Bisha Polymetallic Operation, Eritrea, Africa, dated 31 August 2012, do hereby certify the following statements:

· I am a Principal Geologist with AMEC Americas Ltd. with a business address at 111 Dunsmuir Street, Suite 400, Vancouver, BC V6B 5W3.

· I graduated in 1993 from Durham University, in the United Kingdom with a Bachelor of Science degree and in 1995 from Imperial College, University of London, in the United Kingdom with a Master of Science degree.

· I am a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia, Registration #149114.

· I have read the definition of “qualified person” set out in National Instrument 43‑101 (NI 43‑101) and certify that, by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purpose of NI 43-101.

· I have practiced my profession for over 17 years. I have been directly involved in review of exploration, geological models, exploration data, sampling, sample preparation, quality assurance-quality control, databases, and mineral resource estimates for a variety of mineral deposits, including VMS mineral deposits.

· I visited the project site from May 7-9, 2009 for a period of two days.

· I am responsible for the Sections 7.3.2 and 7.4, 11.3.1 to 11.3.4, 12.1 and 12.2, 14.2 and 14.3 and those portions of the Summary, Interpretations and Conclusions, and Recommendations that pertain to those sections of the Technical Report.

· I have co-authored the previous Technical Report on this Property.

· As of the date of this Certificate, to my knowledge, information, and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

· I am independent of the Issuer (Nevsun Resources Ltd. (Nevsun)) as defined by Section 1.5 of the Instrument.

· I have read NI 43-101 and the Technical Report has been prepared in compliance with NI 43‑101 and Form 43-101F1.

Signed and dated this 7th day of September 2012, at Vancouver, British Columbia.

“Original Signed and Sealed”
David Thomas, P.Geo

Page | 28-6